===============================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MARCH 29, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
 1.   Financial Statements of 2001...................................     3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: March 29, 2002

[Logo] Companhia Vale do Rio Doce                                        [Logo]
       Diretoria de Controle


-------------------------------------------------------------------------------
Financial Statements of 2001
-------------------------------------------------------------------------------

1 Management Report

2 Management's Discussion and Analysis

3 Financial Statements

4 Notes to the Financial Statements



                Financial Statements filed with the Comissao de
                 Valores Mobiliarios CVM (Brazilian Securities
                            Commission) on 03/27/02


                        Gerencia Geral de Controladoria

1    Management Report

[Logo] Companhia
       Vale do Rio Doce


Management Report


COMPANHIA VALE DO RIO DOCE'S PERFORMANCE IN 2001


Despite the global recession, in 2001 Companhia Vale do Rio Doce (CVRD), for the fifth year running, achieved record net earnings of R$ 3.051 billion. This was 43.0% higher than that reported in 2000, of R$ 2.133 billion. In the period between 1997, when CVRD was privatized, and 2001, net profit has grown at an average annual rate of 41.7%.

Reflecting the earnings achieved, the return on consolidated shareholders' equity amounted to 25.9% compared to 20.2% in the previous year. Earnings distribution, in the form of interest on shareholders equity, was also a record R$ 1.774 billion, the equivalent of R$ 4.61 per share, 38.4% higher than the figure for 2000 of R$ 1.282 billion.

From January 1997 to December 2001, total shareholder return was, in U.S. dollar terms, 11.8% per year.

The quality of the Company's assets, as well as the acquisitions and the divestments carried out, were extremely important in determining the results for 2001. The depreciation of the Brazilian real against the U.S. dollar was favorable in that it helped to widen margins and increase cash generation. However, in the short term, its effect on net earnings was negative due to the impact on net liabilities in foreign currency (net foreign debt less assets owned abroad).

In 2001, consolidated gross revenue amounted to R$ 11.015 billion, 21.7% higher than the previous year, R$ 9.048 billion.

Consolidated cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$ 5.128 billion, up 35.4% on 2000. The high ratio of EBITDA/net revenues, of 48.5%, reveals CVRD's excellent capacity to convert revenue into operating profits. The ferrous division (iron ore, pellets, manganese and ferro-alloys) was responsible for 74% of the EBITDA generation, aluminum 10%, logistics 7%, steel 5% and non ferrous 4%.

The Company's consolidated exports amounted to US$ 3.297 billion in 2001 compared to US$ 3.016 billion in 2000. Net exports (exports less imports) amounted to US$ 2.883 billion, CVRD being the company that contributed the most to Brazil's trade surplus in 2001.

CVRD invested US$ 1.537 billion in 2001, US$ 911.7 million of which was spent on acquisitions. 88.5% of capital expenditure was allocated to mining activities.

                                                                              2
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

For the fourth quarter of 2001 (4Q01) Parent Company net earnings amounted to R$ 639 million, in line with the previous quarters, with the exception of 3Q01, which showed particularly high earnings due to the profit from the sale of the stake in Cenibra. EBITDA in the Parent Company in 4Q01 amounted to R$ 804 million, a drop of 18.5% on the previous quarter, but 30.1% higher than the same period a year earlier. In 2001, EBITDA in the Parent Company totaled R$ 3.254 billion, and the EBITDA margin was 51.0%. The ferrous division was responsible for 85.6% of the cash generation, logistics 9.6% and non ferrous 4.8%.

In operational terms, a number of significant records were achieved:

     o Consolidated sales of iron ore and pellets totaled 143.6 million tons, beating the record set in 2000 of 118.0 million tons by 21.7%;

     o The Carajas Railroad (EFC) and the Vitoria a Minas Railroad (EFVM) together carried record cargoes of 167.4 million tons, compared to the record set in 2000 of 164 million tons;

     o General cargo (products other than iron ore and pellets) transported by EFC and EFVM totaled 12.9 billion net ton kilometers (nkt), 4.0% higher than the record achieved in 2000 of 12.4 billion nkt.

In acquiring Ferteco and 50% of the voting capital of Caemi, CVRD consolidated its leadership position in the global iron ore market. CVRD purchased the stake held by Phelps Dodge in the Sossego project becoming the full owner of the project. This allowed a substantial cut in investment costs, from US$ 431 million to US$ 383 million due to the exploitation of synergies. This transformed the capex cost of this copper project into one of the lowest in the world (US$ 2,553 per ton).

CVRD sold several non-core assets - CSN, Bahia Sul, Cenibra, Rio Doce Pasha and Docenave vessels -obtaining proceeds of approximately US$ 1.3 billion.

During 2001, significant long term contracts were signed for the sale of iron ore and pellets with the Shanghai Baosteel Iron & Steel Group, China's largest steelworks, and Acesita, the largest producer of stainless steel in Latin America, controlled by Arcelor, the world's largest steel company. At the same time, a memorandum of understanding was signed with Codelco, the world's largest copper producer, with the aim of forming a joint venture for the combined exploitation of opportunities in the copper mining segment.

In March 2002, CVRD was involved in two important transactions in the world's capital markets.

The Company issued US$ 300 million worth of bonds, with a term of five years. This issue received Moody's risk classification Baa2 and the spread over the equivalent yield from U.S Treasury bonds, with a similar maturity date, was 455 basis points, the lowest for recent issues by Brazilian companies with the same maturity. Yield to investor return is 8.75% per year.

The third and final stage of the Company's privatization was successfully completed with the global offering of common shares held by the National Treasury and the BNDES (National Bank of Economic and Social Development). In consequence, the Company's shareholder base widened considerably and the free float was significantly increased. CVRD's common shares began trading on the New York Stock Exchange on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO. Each ADR corresponds to one common share.

Leading indicators of economic activity are suggesting a synchronized recovery in the global economy from the middle of this year. Monetary and fiscal stimuli appear to be bearing fruit in the United States, the European Union has benefited from de-regulation of its labor market and lower rates of income tax, emerging Asian exporting economies are returning to growth, the rate of economic expansion in China continues very high and Brazil is beginning to recover from the economic shocks of last year. The

                                                                              3
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

demand outlook has therefore improved for minerals and metals, and for CVRD's cargo transportation services.


The raising of steel import barriers by the U.S. government will slow the inevitable restructuring of the steel industry there, threatening to unleash a global wave of protectionism. But this is not expected to have a significant effect on CVRD's estimated sales of iron ore and pellets.

CONSOLIDATED RESULTS FOR 2001

Under generally accepted Brazilian accounting practices (BR GAAP) results are consolidated from those companies that are under effective control, or shared control as defined by shareholders agreements, independent of the percentage of capital held by CVRD. Consolidation is in proportion to the stake held by CVRD in each company.

-------------------------------------------------------------------------------
                        FINANCIAL INDICATORS CONSOLIDATED
-------------------------------------------------------------------------------
                                                               R$ million
                                                      2000         2001
-------------------------------------------------------------------------------
Gross Revenues                                       9,048       11,015
Exports (US$ million)                                3,016        3,297
Gross Margin (%)                                      44.1         47.6
Equity Income                                          152          102
Net Income                                           2,133        3,051
Net Income per Share                                  5.54         7.95
Interest on Shareholders' Equity                     1,282        1,774
EBITDA                                               3,788        5,128
EBITDA Margin (%)                                     43.1         48.5
ROE (%)                                               20.2         25.9
Gross Debt (US$ million)                             4,042        4,126
Net Debt (US$ million)                               2,691        2,916
Gross Debt/EBITDA (x)                                2.09         1.87
EBITDA/Financial Expenses (x)                        5.36         5.36


Sales: volumes, revenues and margins

CVRD's consolidated sales of iron ore and pellets reached a record 143.6 million tons 2001, an increase of 21.7% on the previous year. This amount includes sales by CVRD, the pellet joint ventures (Nibrasco, Itabraso, Kobrasco and Hispanobras), Ferteco, Samarco and GIIC, eliminating transactions between companies. Not included, for example, are sales of pellet feed by the Parent Company to the joint ventures, while on the other hand sales by Samarco are GIIC are calculated in proportion to the stakes held by CVRD. Of the sales increase of 25.6 million tons over the previous year, 10.5 million, or 40.4%, of this was due to the performance of companies acquired in 2000 and 2001.

Sales of iron ore increased by 25.8%, while pellet sales rose by only 9.9%, reflecting the falling cycle in the demand for this product. Of the total volume sold, 121.8 million tons - 85% - were exported.

                                                                             4
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                   CONSOLIDATED SALES OF IRON ORE AND PELLETS
-------------------------------------------------------------------------------
                                                                       million
                                                                        tons
Iron Ore                             2000         %        2001         %
-------------------------------------------------------------------------------
   Parent Company                    79,389       67.3     93,432        65.0
   Socoimex                           1,151        1.0         --          --
   Samitri                            6,434        5.5      5,397         3.8
   Samarco *                            515        0.4        893         0.6
   Urucum                               591        0.5        627         0.4
   Ferteco                                                 10,418         7.3
Total                                88,080       74.6    110,767        77.1

-------------------------------------------------------------------------------
Pellets                               2000         %        2001         %
-------------------------------------------------------------------------------
   Parent Company + JVs              25,885       21.9     23,316        16.2
   Samarco *                          3,687        3.1      4,707         3.3
   Ferteco                                                  3,340         2.3
   GIIC *                               362        0.3      1,526         1.1
Total                                29,934       25.4     32,889        22.9
Grand Total                         118,014      100.0    143,656       100.0



* sales attributed in proportion to size of stake held by CVRD

Socoimex: acquired on May 11, 2000 and consolidated into CVRD on August 31, 2000 Samitri/Samarco: acquired on May 30, 2000 and consolidated into CVRD on October 1, 2001
GIIC: acquired on October 9, 2000
Ferteco: acquired on April 27, 2001

CVRD managed to substantially increase its share in the Chinese market, signing a contract with Baosteel for the annual supply of 6 million tons of iron ore for 20 years, and widening its client base. Sales to China by the Parent Company in 2001 amounted to 14.9 million tons, up 62% on the previous year, and represented 16.1% of China's total iron ore imports, estimated at 92.3 million tons. For 2002, it is expected that sales to China will continue to expand.

Sales of ferro-alloys in 2001 amounted to 362.4 thousand tons, 65% were exported and 35% sold to the domestic market. Due to the closure of the Almas and Caetes mines, gold sales fell from 17.4 tons in 2000 to 15.8 tons in 2001. In 2002, gold sales are likely to show a further decline as mining operations are ceased at Igarape Bahia. Gold production should recover when the copper mining operations begin in Carajas.

Due to energy rationing, Albras was forced to cut down its sales by 9.3%, selling 331.7 thousand tons of primary aluminum. Alunorte sold 1.595 million tons of alumina, 3.6% less than the previous year.

The railroads wholly owned by CVRD, EFC and EFVM, transported 167.4 million tons, up 2.1% on 2000. 47.0 million tons were transported for customers, 28.1% of the total - 18.6 million tons of iron ore and pellets and 28.4 million of general cargo. In net ton kilometer terms, general cargo carried by EFC and EFVM in 2001 totaled 12.9 billion. The Centro-Atlantica Railroad (FCA), operated by CVRD, carried 8.4 billion ntk, compared with 7.7 billion in 2000.

Gross consolidated revenues amounted to R$ 11.015 billion in 2001, 21.7% higher than in 2000, of R$ 9.048 billion. Some 84% of gross revenues came from Brazil, while the remaining 16%, R$ 1.803 billion, came from subsidiaries and joint ventures abroad. Revenue denominated in foreign currency accounted for approximately 80% of the total.

Gross sales margin amounted to 47.6%, exceeding the figure for the previous year of 44.1%.

                                                                             5
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------


Sales of iron ore and pellets in 2001 accounted for 54% of gross revenues - R$
5.919 billion, compared to 44% in 2000.


In contrast, transportation revenues fell as a percentage of the total from 17% to 14%, reflecting the fact that Socoimex, Samitri and Ferteco, being acquired by CVRD, ceased to be clients of EFVM and the port of Tubarao. At the same time revenues by Docenave fell due to the sale of part of the fleet. In absolute terms, gross revenue from transportation services fell, from R$ 1.580 billion in 2000 to R$ 1.490 billion in 2001.

Gross revenues from the aluminum division was down slightly, due to lower quantities and prices, amounting to R$ 1.118 billion in 2001 compared to R$
1.127 billion in the previous year.


                                [Graphic Omitted]


Variation in net earnings

Net earnings amounted to R$ 3.051 billion, an increase of R$ 918 million and 43% higher than reported in 2000 of R$ 2.133 billion.

Two factors contributed significantly to the rise in earnings: the growth in net operating revenues of R$ 1.792 billion and capital gains from the sale of shareholdings (Bahia Sul and Cenibra) of some R$ 1.702 billion. On the negative side, depreciation of the Brazilian Real negatively impacted earnings by R$ 741 million, the cost of goods sold (COGS) rose by R$ 640 million, operational expenses increased by R$ 618 million and there was a R$ 437 million goodwill amortization.

The main reason for the increase in COGS was the acquisition of companies such as Samitri and Ferteco, whose costs were added to those of CVRD. However, on the other hand, sale from these companies were added to net consolidated revenues. Expenditure on electricity accounted for 8.1% of COGS, in 2001, compared to 6.7% in 2000, reflecting the rise in costs due to power rationing.

The growth in operational expenses was mainly due to increases in the following items: an increase in sales expenses of R$ 90 million, and administrative costs, R$ 164 million; an increase in fixed assets write offs of R$ 186 million; tax provisions, R$ 122 million; and loss provisions of R$ 169 million.

CVRD decided to write off all the premiums paid on stakes acquired in 2001. The premiums were: for FCA, R$ 147 million; PPSA, R$ 83 million; Sibra, R$ 81 million; GIIC, R$ 60 million; and for Usiminas, R$ 55 million.

                                                                             6
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------


                                [Graphic Omitted]


Cash Flow

EBITDA generated in 2001 of R$ 5.128 billion was R$ 1.340 billion higher than the figure for the previous year. The main reason behind this increase was the growth in net operating revenues of R$ 1.792 billion, partially offset by a rise in COGS of R$ 640 million, and a rise in sales and administrative expenses of R$ 254 million.


                                [Graphic Omitted]

The ferrous division was responsible for 74% of the EBITDA generation, aluminum 10%, logistics 7%, steel 5% and non ferrous 4%.

                                                                              7
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------


                                [Graphic Omitted]



Debt

CVRD's total consolidated debt, in BR GAAP, amounted to US$ 4.126 billion as of December 31 2001, slightly higher than the previous years figure of US$ 4.042 billion.

Net consolidated debt represented less than two times EBITDA in 2001. Interest coverage was at a very comfortable level, EBITDA being 5.36 times financial expenses.

RESULTS OF THE PARENT COMPANY IN 4Q01

Parent Company gross revenues in the 4Q01 amounted to R$ 1.809 billion. Its composition by product was as follows: iron ore 59%, pellets 17%, logistics 15%, gold 5%, potash 2% and others 2%.

Gross margin amounted to 48.9%, approximately the same as the average for the last seven quarters (49.0%), but lower than that recorded in 3Q01, of 51.5%. This drop is essentially due to the fall in gross revenue of 1.7% and the 3.2% rise in COGS.

-------------------------------------------------------------------------------
                      FINANCIAL INDICATORS - PARENT COMPANY
-------------------------------------------------------------------------------
                                                                      R$ million
                                4Q00       3Q01       4Q01       2000       2001
-------------------------------------------------------------------------------
Gross Revenues                 1,404      1,840      1,809      5,169      6,617
Gross Margin (%)                47.8       51.5       48.9       49.2       48.9
Net Earnings                     532      1,207        639      2,133      3,051
EBITDA                           618        986        804      2,403      3,254
EBITDA Margin (%)               45.8       55.4       46.1       48.3       51.0
Net Operating Cash Flow          499      1,169        358      1,848      3,515
ROE annualized (%)              20.2       43.2       25.9       20.2       25.9
Gross Debt (US$ million)       1,825      1,987      2,000      1,825      2,000
Net Debt (US$ million)         1,023      1,473      1,722      1,023      1,722
Investments (US$ million)        375        183        597      1,602      1,537


Net earnings by the Parent Company in 4Q01 amounted to R$ 639 million. This figure was 20.1% than the same quarter in the previous year. It is clearly much lower than the third quarter result of R$ 1.207 billion which was boosted substantially by the sale of Cenibra.

                                                                              8
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------


                               [Graphic Omitted]


EBITDA in 4Q01 was down R$ 182 million on the previous quarter. There were various factors that contributed to this: a rise in COGS (R$ 26 million), a increase in sales, general and administrative expenses of R$ 33 million and a drop both in net revenues of R$ 32 million, and in dividends received from subsidiaries and affiliates of R$ 83 million. EBITDA margin, of 46.1%, was also lower than that achieved in 3Q01, which hit a record level of 55.4%, influenced by the depreciation in the Real against the U.S. dollar.


                               [Graphic Omitted]


In 2001, EBITDA amounted to R$ 3.254 billion, 35.4% higher than the previous year. The EBITDA margin was 51.0%, against 48.3% in 2000. The ferrous division was responsible for 85.6% of the cash generation, logistics 9.6% and non ferrous 4.8%.

                                                                              9
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------


                               [Graphic Omitted]


Gross debt at the Parent Company amounted to US$ 2.0 billion at the end of December 2001, equal to 1.43 times EBITDA for the year. At the same time EBITDA in 2001 was equal to 6.6 times financial expenses, this indicator being unchanged from the same period in 2000.

-------------------------------------------------------------------------------
                           DEBT LEVERAGE AND COVERAGE
-------------------------------------------------------------------------------
                                        4Q00    3Q01     4Q01     2000     2001
-------------------------------------------------------------------------------
Gross Debt/(Gross Debt + Equity)       25.2%   32.2%     28.3%   25.2%    28.3%
Gross Debt/LTM EBITDA                  1.48    1.73      1.43    1.49     1.43
EBITDA/Interest Expenses               5.42    4.61     10.18    6.66     6.57


Capital Expenditure in 2001

CVRD invested US$ 1.537 billion in 2001, slightly less than the previous year's figure of US$ 1.602 billion, the highest in the Company's history. Investment decisions are based on rigorous analysis, with the central aim of creating shareholder value. In other words, the minimum return required from each investment, adjusted for risk, must be higher than the weighted average cost of capital for the Company.

Expenditure on acquisitions, US$ 911.7 million, accounted for about 60% of total investment. The main items were the purchase of Ferteco which involved US$ 566 million, 50% of Caemi's voting capital for US$ 278 million and 50% of Mineracao Sossego for US$ 42.5 million.

Investments in projects totaled US$ 264.4 million. US$ 84.1 million was allocated to the construction of the Sao Luis Pelletizing Plant while US$ 55.1 million in the mine-railroad-port infrastructure necessary to its implementation. This is the CVRD's twelfth pelletizing plant, and will be under operation on the 2Q02. Its nominal production capacity is 6 million tons of pellets per year. This pelletizing plant is the most modern in the world and its capex cost is very low, US$ 31 per ton.

                                                                             10
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                      FINANCIAL STATEMENT - CONSOLIDATED
-------------------------------------------------------------------------------
                                                                     R$ million
                                                           2000            2001
-------------------------------------------------------------------------------
Gross Operating Revenues                                  9,048          11,015
Value Added Tax                                            (266)           (441)
Net Operating Revenues                                    8,782          10,574
Cost of Goods Sold                                        4,905          (5,545)
Gross Income                                              3,877           5,029
Gross Margin (%)                                           44.1%           47.6%
Result of Investment Participation                          152            (299)
Equity Income                                               152             102
Goodwill Amortization                                         -            (437)
Provision for Losses                                          -               -
Others                                                        -              36
Operating Expenses                                       (1,391)         (2,009)
Selling                                                    (156)           (246)
General & Administrative                                   (458)           (622)
Research and Development                                    (89)           (101)
Others                                                     (688)         (1,040)
Financial Expenses                                         (707)           (957)
Financial Revenues                                          369             284
Monetary Variation                                         (325)         (1,066)
Gross Income                                              1,975             982
Discontinued Operations                                     184           1,770
Income Taxes                                                (11)            259
Net Earnings Before Minority Interest                     2,148           3,011
Minority Interest                                           (15)             40
Net Earnings                                              2,133           3,051

-------------------------------------------------------------------------------
                          BALANCE SHEET - CONSOLIDATED
-------------------------------------------------------------------------------
                                                                     R$ million
                                                           2000            2001
-------------------------------------------------------------------------------
Assets
   Current Assets                                         6,111           7,387
   Long Term Assets                                       2,515           2,672
   Permanent Assets                                      15,204          16,346
Total                                                    23,830          26,405
Liabilities and Stockholders' Equity
   Current Liabilities                                    5,133           5,335
   Long Term Liabilities                                  7,928           9,137
   Others                                                   203             166
   Shareholders' Equity                                  10,566          11,767
     Capital                                              3,000           4,000
     Reserves                                             7,566           7,767
Total                                                    23,830          26,405

                                                                             11
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                       FINANCIAL STATEMENT - PARENT
                                                COMPANY
----------------------------------------------------------------------------------------------------------
                                                                                            R$ million
                                                  4Q00       3Q01       4Q01        2000          2001
----------------------------------------------------------------------------------------------------------
Gross Operating Revenues                         1,404      1,840      1,809       5,169         6,617
Value Added Tax                                    (56)       (61)       (64)       (189)         (232)
Net Operating Revenues                           1,348      1,779      1,745       4,980         6,385
Cost of Goods Sold                                (704)      (863)      (891)     (2,531)       (3,261)
Gross Income                                       644        916        854       2,449         3,124
Gross Margin (%)                                  47.8       51.5       48.9        49.2          48.9
Result of Investment Participation                 100       (572)        97         715            37
Equity Income                                      168         (6)       150         799           708
Goodwill Amortization                              (11)      (296)       (89)        (27)         (437)
Provision for Losses                               (57)      (270)        25         (57)         (245)
Others                                               -          -         11           -            11
Operating Expenses                                (284)      (430)      (469)     (1,029)       (1,304)
Selling                                            (28)       (32)       (33)        (77)         (118)
General & Administrative                           (66)       (90)      (123)       (222)         (338)
Research and Development                           (28)       (30)       (30)        (87)         (101)
Others                                            (162)      (278)      (283)       (643)         (747)
Financial Expenses                                (114)      (214)       (79)       (361)         (495)
Financial Revenues                                  94         30         (3)        185            83
Monetary Variation                                (102)      (471)       467        (159)         (521)
Gross Income                                       338       (741)       867       1,800           924
Discontinued Operations                             38      1,472          -         184         1,770
Income Taxes                                       156        476       (228)        149           357
Net Income                                         532      1,207        639       2,133         3,051
Net Income per Share (R$)                         1.38       3.14       1.66        5.54          7.95

----------------------------------------------------------------------------------------------------------
                                         BALANCE SHEET - PARENT COMPANY
----------------------------------------------------------------------------------------------------------
                                                                                            R$ million
                                                  4Q00       3Q01       4Q01        2000          2001
----------------------------------------------------------------------------------------------------------
Assets
   Current Assets                                4,205      5,281      3,990       4,205         3,990
   Long Term Assets                              2,116      2,316      2,507       2,116         2,507
   Permanent Assets                             13,722     15,986     15,928      13,722        15,928
Total                                           20,043     23,583     22,425      20,043        22,425

Liabilities and Stockholders' Equity
   Current Liabilities                           3,383      5,074      3,623       3,383         3,623
   Long Term Liabilities                         6,094      7,336      7,035       6,094         7,035
   Shareholders' Equity                         10,566     11,174     11,767      10,566        11,767
     Capital                                     3,000      4,000      4,000       3,000         4,000
     Reserves                                    7,566      7,174      7,767       7,566         7,767
Total                                           20,043     23,584     22,425      20,043        22,425

                                                                             12
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                EQUITY INCOME - PARENT COMPANY
-------------------------------------------------------------------------------------------------------
                                                                                            R$ million
                                            4Q00            3Q01         4Q01           2000      2001
-------------------------------------------------------------------------------------------------------
Ferrous
   Iron Ore and Pellets                       20              93           (9)           253       328
   Manganese and Ferro-Alloys                  9              26           47             19       101
Non-Ferrous                                    -               -            -              -         -
Transportation                                53             (85)         (33)            13       (57)
Shareholding Interests
   Steel                                      38              70          (40)           169       190
   Pulp and Paper                             (6)             12          (58)             8       (34)
   Aluminum                                   49            (125)         239            327       170
   Fertilizers                                 5               4            8             10        14
Others                                         -               -           (4)             -        (4)
Total                                        168              (5)         150            799       708


------------------------------------------------------------------------------------------------------
                                  CAPITAL EXPENDITURES - 2001
-------------------------------------------------------------------------------------------------------
By business area               US$ million      %  By category                   US$ million          %
-------------------------------------------------------------------------------------------------------
Ferrous Minerals                   1,256.5  81.7%  Equity Investments                   75.5       4.9%
Transportation                        86.6   5.6%  Maintenance                         231.9      15.0%
Non Ferrous Minerals                 104.5   6.8%  Projects                            264.4      17.2%
Energy                                52.1   3.4%  Mineral Exploration                  29.8       1.9%
Others                                37.7   2.5%  Information Technology               17.5       1.1%
                                                   Technological Research                6.6       0.4%
                                                   Acquisitions                        911.7      59.4%
Total                              1,537.4 100.0%  Total                             1,537.4     100.0%

                                                                             13
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                   SALES VOLUMES - PARENT COMPANY
---------------------------------------------------------------------------------------------------------
                                                                                       thousand tons
        IRON ORE AND PELLETS               4Q00         3Q01         4Q01          2000              2001
---------------------------------------------------------------------------------------------------------
Foreign Market                           20,755       24,237       24,154        79,643            90,039
     Southern System                      9,545       13,169       11,548        36,373            43,237
          Fines                           5,216        9,637        7,672        20,235            28,218
          Lump                              636          555          843         2,808             2,421
          Pellets                         3,693        2,977        3,033        13,330            12,598
     Northern System                     11,210       11,068       12,606        43,270            46,802
          Fines                          10,193       10,181       11,299        39,735            42,920
          Lump                            1,017          887        1,307         3,535             3,882
Domestic Marker                           9,874       10,532        9,661        37,097            39,909
     Southern System                      8,943        9,686        8,751        33,770            35,924
          Fines                           7,559        7,763        6,956        28,952            29,426
          Lump                              689        1,127          996         2,602             3,711
          Pellets                           695          796          799         2,216             2,787
     Northern System                        931          846          910         3,327             3,985
          Fines                              29           36          117           587               835
          Lump                              902          810          793         2,740             3,150
Iron Ore                                 26,241       30,996       29,983       101,194           114,563
          Fines                          22,997       27,617       26,044        89,509           101,399
          Lump                            3,244        3,379        3,939        11,685            13,164
Pellets                                   4,388        3,773        3,832        15,546            15,385
Total                                    30,629       34,769       33,815       116,740           129,948


---------------------------------------------------------------------------------------------------------
   OTHER PRODUCTS AND SERVICES             4Q00         3Q01         4Q01          2000              2001
---------------------------------------------------------------------------------------------------------
Gold (Kg)                                 4,865        4,488        4,390        17,387            15,815
             Foreign Market               4,865        4,488        4,390        17,370            15,815
             Domestic Market                  -            -            -            17                 -
Manganese                                   322           13            5         1,300               215
             Foreign Market                 164            -            -           876                77
             Domestic Market                158           13            5           424               138
Potash                                      127          124           95           561               503
Transportation Services                  26,611       21,306       20,204       107,103            92,089
        Railroads                        16,046       14,078       13,640        65,945            60,371
               Southern System           14,469       12,423       12,078        60,504            54,186
               Northern System            1,577        1,655        1,562         5,441             6,185
        Port Services                    10,565        7,228        6,564        41,158            31,718
               Southern System           10,004        6,434        5,974        39,027            29,233
               Northern System              561          794          590         2,131             2,485

                                                                             14
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                 IRON ORE AND PELLETS SALES - PARENT COMPANY
---------------------------------------------------------------------------------------------------------
                                                                                     million tons
GEOGRAPHICAL DESTINATION
FOREIGN MARKET                                   4Q00      3Q01       4Q01       2000              2001
---------------------------------------------------------------------------------------------------------
ASIA
     China                                        2.7       5.6        3.4        9.2              14.9
     South Korea                                  1.9       1.6        1.3        7.0               6.0
     Philippines                                  0.4       0.1        0.5        1.4               1.2
     Japan                                        4.0       4.3        4.4       17.5              17.1
     Taiwan                                       0.3       0.6        0.6        1.6               2.2
     Others                                       0.1       0.4        0.6        0.4               1.1
     Total                                        9.4      12.6       10.8       37.1              42.5
EUROPE
     Germany                                      2.3       2.7        2.9        8.2              10.1
     Spain                                        0.8       0.5        1.0        2.9               2.9
     France                                       0.9       0.9        1.1        2.9               3.9
     Italy                                        0.9       1.0        1.4        4.8               5.1
     United Kingdom                               0.3       0.3        0.5        1.5               1.6
     Others                                       2.4       3.2        3.4        8.2              10.8
     Total                                        7.6       8.6       10.3       28.5              34.4
AMERICAS
     Argentina                                    0.5       0.4        0.5        1.4               1.9
     United States                                0.6       0.9        0.6        3.5               2.9
     Others                                       0.4       0.5        0.2        2.0               1.5
     Total                                        1.5       1.8        1.3        6.9               6.3
AFRICA/MIDDLE EAST /
AUSTRALASIA
     Bahrain                                      0.5       0.3        0.3        2.0               1.7
     Others                                       1.8       1.0        1.4        5.2               5.1
     Total                                        2.3       1.3        1.7        7.2               6.8
TOTAL                                            20.8      24.3       24.1       79.7              90.0

---------------------------------------------------------------------------------------------------------
DOMESTIC MARKET                                  4Q00      3Q01       4Q01       2000              2001
---------------------------------------------------------------------------------------------------------
   Steel Mills                                    4.5       5.2        5.3       15.5              20.2
   Affiliated Pelletizing Companies               5.4       5.3        4.4       21.6              19.7
     Total                                        9.9      10.5        9.7       37.1              39.9
TOTAL                                            30.7      34.8       33.8      116.8             129.9

---------------------------------------------------------------------------------------------------------
ORIGIN                                           4Q00      3Q01       4Q01       2000              2001
---------------------------------------------------------------------------------------------------------
Northern System                                  12.1      11.9       13.5       46.6              50.8
Southern System                                  18.6      22.9       20.3       70.1              79.1
TOTAL                                            30.7      34.8       33.8      116.8             129.9

                                                                             15
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                               IRON ORE AND PELLETS - FINANCIAL INDICATORS
---------------------------------------------------------------------------------------------------
                                                                                   R$ million
        HISPANOBRAS                             4Q00       3Q01        4Q01        2000      2001
---------------------------------------------------------------------------------------------------
Sales (thousand tons)                          1,080        882         998       3,933     3,608
   Foreign Market                                480        422         148       1,443     1,218
   Domestic Market                               600        460         850       2,490     2,390
Average Price (US$/ton)                        31.28      32.64       31.12       30.56     31.42
Net Operating Revenues                            65         73          79         224       269
Cost of Goods Sold                               (53)       (60)        (64)       (186)     (223)
Financial Results                                  2          4          (5)          5         2
Net Earnings                                       8         10           4          21        25
Gross Margin (%)                                18.9       17.7        18.5        16.7      17.1
EBITDA                                            14         17          14          45        53
EBITDA Margin (%)                               21.5       23.3        18.2        19.9      19.8

---------------------------------------------------------------------------------------------------
             NIBRASCO                           4Q00       3Q01        4Q01        2000      2001
---------------------------------------------------------------------------------------------------
Sales (thousand tons)                          2,565      1,562       1,252       8,764     6,993
   Foreign Market                                627        514         432       2,398     2,311
   Domestic Market                             1,938      1,048         820       6,366     4,682
Average Price (US$/ton)                        30.65      29.22       27.90       30.13     29.80
Net Operating Revenues                           150        109          99         478       482
Cost of Goods Sold                              (127)      (102)        (88)       (404)     (423)
Financial Results                                 (2)        (8)          -           6        (7)
Net Earnings                                       9        (34)          7          34        14
Gross Margin (%)                                15.4        6.6        11.1        15.4      12.3
EBITDA                                            12         24          14          59        69
EBITDA Margin (%)                                8.3       22.2        14.0        12.4      14.3
Net Debt (in US$ million)                          8          7           6           8         6
     - Short Term                                  2          3           2           2         2
     - Long Term                                   6          5           4           6         4

---------------------------------------------------------------------------------------------------
          ITABRASCO                             4Q00       3Q01        4Q01        2000      2001
---------------------------------------------------------------------------------------------------
Sales (thousand tons)                            752        742         995       3,486     3,287
   Foreign Market                                539        471         700       2,804     2,247
   Domestic Market                               213        271         295         682     1,040
Average Price (US$/ton)                        31.22      31.69       31.90       30.98     31.72
Net Operating Revenues                            46         59          80         198       246
Cost of Goods Sold                               (35)       (52)        (60)       (171)     (203)
Financial Results                                  3          2          (6)          4         1
Net Earnings                                       7          4           4          14        29
Gross Margin (%)                                24.2       12.0        25.5        14.0      17.5
EBITDA                                            11         10          16          26        39
EBITDA Margin (%)                               24.4       16.3        20.2        13.1      16.0

                                                                             16
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                             IRON ORE AND PELLETS - FINANCIAL INDICATORS
----------------------------------------------------------------------------------------------------------
                                                                                          R$ million
        KOBRASCO                           4Q00         3Q01         4Q01           2000           2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)                     1,294        1,123        1,068          4,415          4,184
   Foreign Market                           824          493          558          3,682          2,135
   Domestic Market                          470          630          510            733          2,049
Average Price (US$/ton)                   30.95        31.19        31.20          30.05          30.93
Net Operating Revenues                       76           91           85            241            307
Cost of Goods Sold                          (59)         (68)         (67)          (188)          (238)
Financial Results                           (22)         (53)          42            (45)           (66)
Net Earnings                                 (2)         (72)          53              6            (38)
Gross Margin (%)                           22.3         25.3         21.1           21.7           22.5
EBITDA                                       20           24           19             59             75
EBITDA Margin (%)                          25.8         26.4         22.9           24.4           24.4
Net Debt (in US$ million)                   122          149          129            122            129
     - Short Term                             -           20            -              -              -
     - Long Term                            122          129          129            122            129

----------------------------------------------------------------------------------------------------------
          SAMARCO                          4Q00         3Q01         4Q01           2000           2001
----------------------------------------------------------------------------------------------------------
Sales Foreign Market (thousand tons)      4,295        2,312        2,571         14,622         11,201
Average Price (US$/ton)                   31.03        28.56        32.00          29.40          29.70
Net Operating Revenues                      243          167          208            756            764
Cost of Goods Sold                         (135)         (73)        (103)          (403)          (353)
Financial Results                           (44)         (98)          51           (168)          (157)
Net Earnings                                 25          (48)         117             11            106
Gross Margin (%)                           44.3         56.0         50.6           46.7           53.8
EBITDA                                       87           86           89            319            369
EBITDA Margin (%)                          35.9         51.8         42.7           42.1           48.3
Net Debt (in US$ million)                   316          259          277            316            277
     - Short Term                           170          140          167            170            167
     - Long Term                            146          119          110            146            110

----------------------------------------------------------------------------------------------------------
                  GIIC *                  4Q00          3Q01         4Q01           2000           2001
----------------------------------------------------------------------------------------------------------
Sales Foreign Market (thousand tons)      n.a.           661          785          3,761          3,052
Net Operating Revenues                    n.a.        35,151       29,031        151,619        127,168
Cost of Goods Sold                        n.a.       (32,104)     (23,004)      (136,259)      (111,125)
Gross Profit                              n.a.         3,047        6,027         15,360         16,043
Other Income                              n.a.           427          244          4,711          1,763
S G & A                                   n.a.        (1,144)      (1,284)        (4,781)        (4,772)
Net Income                                n.a.         2,330        4,987         15,290         13,034


* Financial Indicators according to IASC (International Accounting Standards Committee).

                                                                             17
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
          ITACO                            4Q00         3Q01*         4Q01            2000          2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)
   Iron Ore                               8,449       13,796        14,254          41,744        48,028
   Pellets                                  867        1,966         1,727           7,344         8,270
   Manganese                                151          260           342           1,023         1,245
   Bauxite                                   52          162           283             779           862
   Alumina                                   20           42            57             200           169
   Aluminum                                  30           35            32             163           153
Net Operating Revenues                  316,643      384,594       381,037       1,349,761     1,458,434
Cost of Goods Sold                     (296,840)    (348,026)     (342,010)     (1,252,605)   (1,333,644)
Equity Income                            (1,838)      24,155        19,833          27,008        53,101
Net Income                              (19,869)     546,832        81,692          71,091       648,696
EBITDA                                    7,251      571,637        26,799          69,365       657,216
* includes sale disposal of Cenibra

----------------------------------------------------------------------------------------------------------
                              ALUMINUM - SELECTED FINANCIAL INDICATORS
----------------------------------------------------------------------------------------------------------
                                                                                           R$ million
               MRN                         4Q00         3Q01          4Q01            2000          2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)                     2,826        2,760         3,175          11,242        10,952
   Foreign Market                           811          954           992           3,991         3,413
   Domestic Market                        2,015        1,806         2,183           7,251         7,539
Average Price (US$/ton)                   21.04        20.99         21.67           21.18         20.95
Net Operating Revenues                      103          139           154             399           504
Cost of Goods Sold                          (51)         (60)          (65)           (200)         (222)
Financial Results                             1           (2)           (4)              7            (8)
Net Earnings                                 40           52           100             186           244
Gross Margin (%)                           50.5         56.8          57.8            49.9          56.0
EBITDA                                       61           88            99             234           319
EBITDA Margin (%)                          59.2         63.3          64.3            58.7          63.3

----------------------------------------------------------------------------------------------------------
        ALUNORTE                           4Q00         3Q01          4Q01            2000          2001
----------------------------------------------------------------------------------------------------------
Sales (thousand tons)                       419          365           405           1,596         1,540
   Foreign Market                           210          205           232             795           819
   Domestic Market                          209          160           173             801           721
Average Price (US$/ton)                  198.83       184.94        167.23          196.63        185.51
Net Operating Revenues                      165          177           172             590           687
Cost of Goods Sold                         (116)        (122)         (140)           (415)         (498)
Financial Results                           (62)        (157)          126            (139)         (204)
Net Earnings                                (21)        (128)          139              23           (50)
Gross Margin (%)                           29.7         31.1          18.6            29.7          27.5
EBITDA                                       35           64            37             176           217
EBITDA Margin (%)                          21.2         36.2          21.5            29.8          31.6
Net Debt (in US$ million)                   437          429           425             437           425
     - Short Term                             -            -             -               -             -
     - Long Term                            437          429           425             437           425

                                                                             18
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                         ALUMINUM - SELECTED FINANCIAL
                                                   INDICATORS
-------------------------------------------------------------------------------------------------------
                                                                                          R$ million
          ALBRAS                            4Q00         3Q01         4Q01          2000          2001
-------------------------------------------------------------------------------------------------------
Sales (thousand tons)                         90           80           70           366           332
   Foreign Market                             87           76           66           351           317
   Domestic Market                             3            4            4            15            15
Average Price (US$/ton)                 1,484.70     1,390.89     1,282.77      1,508.42      1,428.99
Net Operating Revenues                       258          278          232         1,006         1,095
Cost of Goods Sold                          (144)        (161)        (147)         (584)         (646)
Financial Results                            (80)        (252)         222          (174)         (263)
Net Earnings                                  29         (196)         220           244            32
Gross Margin (%)                            44.2         42.1         36.7          42.0          41.0
EBITDA                                       117           89           90           426           438
EBITDA Margin (%)                           45.4         32.0         38.8          42.4          40.0
Net Debt (in US$ million)                    696          592          591           696           591
     - Short Term                            160           95          141           160           141
     - Long Term                             536          497          450           536           450

-------------------------------------------------------------------------------------------------------
        VALESUL                             4Q00         3Q01         4Q01          2000          2001
-------------------------------------------------------------------------------------------------------
Sales (thousand tons)                         25           18           16            86            76
   Foreign Market                              9            7            5            30            23
   Domestic Market                            16           11           11            56            53
Average Price (US$/ton)                 1,844.00     1,784.68     1,757.16      1,912.41      1,913.54
Net Operating Revenues                        78           77           67           271           303
Cost of Goods Sold                           (59)         (55)         (50)         (199)         (214)
Financial Results                             (1)          (9)          (1)           (4)           (9)
Net Earnings                                  13           12            7            41            43
Gross Margin (%)                            24.4         28.6         25.4          26.6          29.4
EBITDA                                        37           28           14           132            82
EBITDA Margin (%)                           47.4         36.4         20.9          48.7          27.1
Net Debt (in US$ million)                     29            3            3            29             3
     - Short Term                             26            -            1            26             1
     - Long Term                               3            3            2             3             2

                                                                             19
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                        EQUITY INCOME - PARENT COMPANY
-------------------------------------------------------------------------------------------------------
                                                                                    R$ million
   COMPANY/PARTICIPATION          %           4Q00         3Q01          4Q01       2000      2001
-------------------------------------------------------------------------------------------------------
DOCENAVE                         100.00       37.3        (79.0)        (29.5)      15.8     (44.1)
DOCEPAR                          100.00      (59.0)         0.0           0.0      (38.1)      0.0
ALUVALE                           94.74       30.6       (120.7)        222.4      282.8     138.3
FLORESTAS                         99.85       (7.6)         4.1           1.4       (3.0)      9.7
RDE (own operations)              99.80       68.9         72.3         (55.1)     147.5     172.0
ITACO                             99.99       (5.3)       262.4        (132.3)     173.0     271.5
DOCEGEO                           99.99        0.1          0.0           0.2        0.3       0.2
RDI                              100.00        1.3          1.8          (1.1)       0.6       1.2
TACUMA (FCA)                     100.00       16.8          0.0           0.0       (0.5)      0.0
URUCUM                           100.00        1.8          6.3          (4.7)      11.6       7.3
TERM.VILA VELHA                   99.89       (0.3)         2.0           1.2        3.2       6.0
VALE ENERGIA                      90.00        0.0          0.0           0.0        0.0       0.0
NORPEL                            99.90        0.0         (0.7)          0.6        0.2       0.5
M.ANDRIA (SOSSEGO)                99.50       (0.6)        (0.4)          0.3       (1.0)     (0.6)
PARA PIGMENTOS                    75.50        0.0          0.0           0.1        0.0       0.1
SAMITRI                          100.00       (7.9)       (31.3)          0.0        8.7       0.5
SOCOIMEX(consolidated)                         0.0          0.0           0.0        5.6       0.0
MINERACAO MATO GROSSO            100.00       (0.1)         0.0           0.0       (0.1)      0.0
SIBRA                             98.16        0.0          5.7          51.5        0.0      71.0
ZAGAIA (FERTECO)                 100.00        0.0       (107.5)         50.0        0.0     (60.0)
BELEM                             99.99        0.0          0.0           8.8        0.0       8.8
MSE                               99.99        0.0          0.0           0.4        0.0       0.4
KSG                               99.99        0.0          0.0           0.5        0.0       0.5
BRASAMERICAN LIMITED              99.70        0.0          0.0          (2.2)       0.0      (2.2)
BRASILUX                         100.00        0.0          0.0          (2.4)       0.0      (2.4)
CELMAR                            85.00        0.0          0.0         (55.4)       0.0     (55.4)

Total from SUBSIDIARIES                       76.0         15.0          54.7      606.6     523.3

BAHIA SUL                             -        0.0          0.0           0.0        0.0       0.0
MSG                               51.00        2.3          2.8          (0.3)       7.4       6.0
CENIBRA                               -        0.0          0.0           0.0        0.0       0.0
CST                               22.85       14.7         (0.3)         27.2       51.7      14.2
NIBRASCO                          51.00        4.5        (17.3)          1.9       17.5      (7.1)
FOSFERTIL                         10.96        4.4          3.5           7.7       10.0      13.6
HISPANOBRAS                       50.89        4.0          5.3           1.9       10.5      12.9
ITABRASCO                         50.90        3.3          2.3           2.1        7.1      14.5
NOVA ERA SILICON                  49.00        0.9         (0.2)          2.0        2.6       2.7
USIMINAS                          11.46       12.9          0.2          (2.1)      35.3       0.6
CIA.FERROV.NORDESTE               30.00       (1.1)         0.0           0.0       (1.1)      0.0
KOBRASCO                          50.00       (1.2)       (16.3)          6.8        2.8     (18.8)
FERROBAN                          18.74       (2.8)        (0.7)        (10.6)      (8.8)    (20.5)
CSN                                   -       50.1          0.0           0.0       57.8     107.5
SAMARCO                           50.00        0.0          0.0          58.7        0.0      58.7
BAOVALE                           50.00        0.0          0.0           0.1        0.0       0.1

Total from AFFILIATES                         92.0        (20.7)         95.4      192.8     184.4

Total                                        168.0         (5.7)        150.1      799.4     707.7

                                                                             20
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                           EQUITY INCOME - PARENT
                                                   COMPANY
--------------------------------------------------------------------------------------------------------
                                                                                        R$ million
     PROVISION FOR LOSSES                 %         4Q00         3Q01       4Q01       2000       2001
--------------------------------------------------------------------------------------------------------
VALEPONTOCOM                           100.00        0.0          0.0      (18.0)       0.0      (18.0)
KOBRASCO                                50.00        0.0        (19.7)      19.7        0.0        0.0
CIA.FERROV.NORDESTE                     30.00        0.0        (32.9)      (0.5)       0.0      (33.4)
DOCEPAR                                100.00      (56.9)        (5.5)      25.6      (56.9)      20.1
FCA                                     45.65        0.0       (108.0)      11.5        0.0      (96.5)
PARA PIGMENTOS                          75.50        0.0       (103.7)      46.1        0.0      (57.6)
MINERACAO MATO GROSSO                  100.00        0.0          0.0       (0.4)       0.0       (0.4)
CELMAR                                  85.00        0.0          0.0      (59.2)       0.0      (59.2)
Total                                              (56.9)      (269.8)      24.8      (56.9)    (245.0)

--------------------------------------------------------------------------------------------------------
   GOODWILL AMORTIZATION                  %         4Q00         3Q01       4Q01       2000       2001
--------------------------------------------------------------------------------------------------------
FCA                                     45.65        0.0       (138.6)      (8.6)       0.0     (147.2)
GIIC (GULF)                             50.00        0.0        (60.1)       0.0        0.0      (60.1)
PARA PIGMENTOS                          75.50       (8.0)       (74.9)       0.0      (14.0)     (83.2)
RDME                                   100.00        0.0          0.0       (9.1)       0.0       (9.1)
CPFL                                    91.87        0.0          0.0       (3.2)       0.0       (3.2)
SIBRA                                   98.16       (1.1)       (19.3)     (19.3)      (4.6)     (77.2)
MINERACAO MATO GROSSO                  100.00        0.0          0.0        0.0        0.0       (1.6)
USIMINAS                                11.46       (2.2)        (3.5)     (48.8)      (8.5)     (55.1)
Total                                              (11.3)      (296.4)     (89.0)     (27.1)    (436.7)
Gain on assets disposal and                          0.0          0.0       11.0        0.0       11.0
dividends
Total                                               99.8       (571.9)      96.9      715.4       37.0

--------------------------------------------------------------------------------------------------------
   EQUITY PARTICIPATION ON                %        4Q00          3Q01       4Q01       2000       2001
        DOCENAVE
--------------------------------------------------------------------------------------------------------
NAVEDOCE/Seamar                        100.00      27.8           0.2      (11.5)      19.2        3.5
Own operations                         100.00      (6.6)       (157.0)      55.1      (27.6)    (106.7)
NAVEDOCE/Seamar (G/L Foreign           100.00      16.4          77.5      (73.1)      24.4       59.1
Exchange)
Total                                              37.6         (79.3)     (29.5)      16.0      (44.1)

--------------------------------------------------------------------------------------------------------
   EQUITY PARTICIPATION ON                %        4Q00          3Q01       4Q01       2000       2001
          DOCEPAR
--------------------------------------------------------------------------------------------------------
Acominas                                            0.3           0.0        0.0        3.8        0.0
CSN                                                 0.0           0.0        0.0       26.4        0.0
Own operations (steel)                            (59.6)          0.0        0.0      (68.5)       0.0
Total                                             (59.3)          0.0        0.0      (38.3)       0.0

                                                                             21
[Logo] Companhia
       Vale do Rio Doce
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                              EQUITY INCOME - PARENT
                                                     COMPANY
--------------------------------------------------------------------------------------------------------
                                                                                         R$ million
        EQUITY INCOME ON                      %        4Q00       3Q01        4Q01      2000      2001
          ALUVALE
--------------------------------------------------------------------------------------------------------
ALUNORTE                                    45.58     (10.9)     (59.7)       65.2      11.5     (22.6)
MRN                                         40.00      16.1       20.9        40.1      74.5      97.8
ALBRAS                                      51.00      14.5      (99.9)      112.4     124.4      16.5
VALESUL                                     54.51       7.1        6.7         3.7      22.3      23.4
Equity on Alunorte                                      0.4        0.0         1.2      25.0       1.2
Own operations                                         19.1        4.7        12.1      40.8      29.7
Total                                                  46.3     (127.3)      234.7     298.5     146.0

--------------------------------------------------------------------------------------------------------
   EQUITY INCOME ON ZAGAIA                    %        4Q00       3Q01        4Q01      2000      2001
--------------------------------------------------------------------------------------------------------
Ferteco                                    100.00       0.0        7.6        41.6       0.0      51.5
MRS                                         10.48       0.0      (13.0)        8.2       0.0      (4.8)
Own operations                                          0.0     (102.1)        0.2       0.0    (106.7)
Total                                                   0.0     (107.5)       50.0       0.0     (60.0)

--------------------------------------------------------------------------------------------------------
        EQUITY INCOME ON                      %        4Q00       3Q01        4Q01      2000      2001
     FLORESTAS RIO DOCE
--------------------------------------------------------------------------------------------------------
BAHIA SUL                                               0.0        0.0         0.0       0.0       0.0
Own operations                                         (7.6)       4.1         1.4      (3.0)      9.7
Total FRD                                              (7.6)       4.1         1.4      (3.0)      9.7

--------------------------------------------------------------------------------------------------------
EQUITY INCOME ON ITACO                        %        4Q00       3Q01        4Q01      2000      2001
     US$ million
--------------------------------------------------------------------------------------------------------
CSI                                         50.00      (1.6)      (2.2)       (0.2)     15.7      (5.2)
Rio Doce Pasha                              -           1.2        0.7         0.0       2.3       0.7
RDL                                        100.00      (1.0)       3.2         0.7       1.4       5.0
RDA                                        100.00       0.2        0.0         0.3       0.4       0.3
RDME                                       100.00       2.5       (2.0)        3.5       1.4      (0.7)
Kaolin                                                  0.3        0.2         0.0       0.3       0.2
CSN Aceros                                  62.50      (0.7)       0.0        (0.9)     (0.9)     (0.9)
Alunorte                                                0.0        0.0         0.0       0.0       0.0
Samitri                                                (0.1)       0.0         0.0       3.0       0.0
Samitri - foreign exchange losses                      (4.9)       0.0         0.0      (4.6)      0.0
Aluvale                                      5.26       8.0       (1.1)        5.1       8.0       3.3
GIIC (GULF)                                 50.00       1.5        2.2         5.8       1.5       9.2
CVRD Overseas                              100.00       0.0       21.5        11.5       0.0      43.9
Quadrem                                      9.00       0.0        0.0        (1.9)      0.0      (1.9)
Own operations                                        (24.3)      45.0        49.4      43.6      99.6
G/L Exchange                                           10.7       24.0      (111.4)     16.4     (40.4)
Total Itaco                                            (8.2)      91.5       (38.1)     88.5     113.1


-------------------------------------------------------------------------------
"Some of the statements included in this report are forward-looking statements. These statements are subject to specific products market changes and general local and global macroeconomic performance. In addition, they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CVRD to be materially different from any future results, performance or achievements of CVRD expressed or implied by the forward-looking statements."

CONTENTS

PART I                                                                     PAGE

1-   Management's Discussion and Analysis of the Operating  Results
     for Year Ended December 31, 2002 Compared with Year Ended
     December 31, 2000                                                      03

     1.1-      General Aspects                                              03
     1.2-      Comments on the Parent Company Results                       06
               1.2.1- Gross Revenues                                        06
               1.2.2- Cost of Products and Services                         08
               1.2.3- Result of Shareholdings                               08
               1.2.4- Operating Income (Expenses)                           10
               1.2.5- Net Financial Result                                  11
               1.2.6- Discontinued Operations                               11
               1.2.7- Cash Flow                                             11
               1.2.8- Income Tax and Social Contribution                    11
     1.3-      Comments on the Consolidated Gross Margin                    11
               1.3.1- Consolidated Gross Revenue                            11
               1.3.2- Cost of Products and Services                         12

PART II
FINANCIAL STATEMENT AND NOTES TO THE FINANCIAL STATEMENTS

2-   Balance Sheet                                                          13
3-   Statement of Income                                                    14
4-   Statement of Changes in Stockholders' Equity                           15
5-   Statement of Changes in Financial Position                             16
6-   Statement of Cash Flows (Additional Information)                       17
7-   Statement of Value Added (Additional Information)                      18
8-   Labor and Social Indicators (Additional Information)                   19
9-   Notes to the Financial Statements at December 31, 2001 and 2000        20
     9.1-      Operation                                                    20
     9.2-      Presentation of Financial Statements                         20
     9.3-      Principles of Consolidation                                  20
     9.4-      Significant Accounting Policies                              20
     9.5-      Cash and Cash Equivalents                                    21
     9.6-      Accounts Receivable from Customers                           21
     9.7-      Transactions with Related Parties                            22
     9.8-      Inventories                                                  23
     9.9-      Deferred Income Tax and Social Contribution                  23
     9.10-     Investments                                                  25


                                     CVRD                                      1

     9.11-     Property, Plant and Equipment                                29
     9.12-     Loans and Financing                                          30
     9.13-     Securitization Program                                       32
     9.14-     Contingent Liabilities                                       32
     9.15-     Environmental and Site Reclamation and Restoration Costs     34
     9.16-     Pension Plan - Valia                                         35
     9.17-     Capital                                                      36
     9.18-     American Depositary Receipts (ADR) Program                   37
     9.19-     Treasury Stock                                               37
     9.20-     Reserves                                                     38
     9.21-     Remuneration of stockholders                                 38
     9.22-     Financial Results                                            39
     9.23-     Financial Instruments - Derivatives                          39
     9.24-     Exchange Rate Exposure                                       42
     9.25-     Income Statement Reclassifications - CVRD                    43
     9.26-     Effects of Integral Monetary Restatement on the Result
               and Net Equity (unaudited)                                   43
     9.27-     Segment and Geographic Information                           43
     9.28-     Insurance                                                    47
     9.29-     Profit Sharing Plan                                          47
     9.30-     Concessions and Leases                                       47
     9.31-     Subsequent Events                                            48
     9.32-     Shareholding Interests Organizational Chart at 12/31/01      49

PART III

10-  Attachment I - Statement of investments in subsidiaries and
                    jointly controlled companies                            50
11-  Attachment II - Accounting Information
     11.1-     Aluminum Area (Adjusted and unaudited)                       51
     11.2-     Pelletizing Affiliates (Adjusted and unaudited)              52
12-  Opinion of Independent Accountants                                     53
13-  Members of the Board of Directors, Audit Committee, Chief
     Executive Officer and Executive Directors                              54


2                                    CVRD

2    Management's Discussion and Analysis

-------------------------------------------------------------------------------
                                   P A R T I
-------------------------------------------------------------------------------
                       (Expressed in millions of reais)

1- MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

1.1- General Aspects

(a)  General Aspects

     The Company's segments of business are mining, logistics and energy, as follows:

     o Ferrous minerals: includes iron ore and pellets as well as manganese and ferro-alloys;

     o    Non-ferrous minerals: includes gold, kaolin, potash and copper;

     o Logistics: includes railroads, ports and maritime terminals and shipping;

     o    Energy: includes electric power generation; and

     o Shareholdings: includes interests in producers of aluminum, steel and fertilizers.

     Ferrous Minerals

     Iron Ore and Pellets

     The main mining activities involve iron ore, through two world-class integrated systems for ore production and distribution, each consisting of mines, railroads and maritime terminals. The Southern System, based in the states of Minas Gerais and Espirito Santo, has total proven and probable iron ore reserves of approximately 2.3 billion tons. The Northern System, based in the states of Para and Maranhao, has total proven and probably reserves of some 1.2 billion tons. Currently CVRD operates nine pelletizing plants, six of them in joint ventures with international partners. The Company also has a 50% interest in Samarco, which owns and operates two pelletizing plants. The Sao Luis pelletizing plant was inaugurated on March 26, 2002, with annual capacity of 6 million tons.

     Iron ore export sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore influence contract prices for iron ore. Contract prices also depend on transportation costs. Fines, lump ore and pellets command different prices. Annual price negotiations generally occur from November to February of each year, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals. This factor combined with the structure of the market has prevented the development of an iron ore futures market. Nowadays the Company does not hedge its exposure to iron ore price volatility.

     Manganese and Ferro-alloys

     This activity is carried out through the subsidiaries Sibra, Urucum and Rio Doce Manganese (in France). The ore is extracted from the Azul mine in the Carajas region in the state of Para and the Urucum mine in the Pantanal region, in the state of Mato Grosso do Sul. Beneficiation is done on site at both units.

     Non Ferrous Minerals

     Gold

     Gold operations are carried out by the Company itself. These operations began in 1984 and currently there are three working mines.

     Potash

     The potash is found in natural deposits and is an important raw material for making fertilizers. The Company leases a potash mine in the state of Sergipe from Petroleo Brasileiro S.A. - Petrobras, the Brazilian state-owned oil company. It is the only mine of its type in the country and its present capacity is some 600 thousand tons a year.


                                      CVRD                                    3

     Kaolin

     Kaolin activities are conducted through the subsidiary Para Pigmentos S.A., which began operations in August 1996. Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Para Pigmentos has a four-stage expansion program under way to boost capacity in response to an expected increase in demand for kaolin.

     Copper

     CVRD's copper activities are still in the implementation phase. The Company holds 100% of the Sossego mine project in the Carajas region, with estimated yearly capacity of 140 thousand tons, as well as participating in four joint-venture projects in Brazil. These five projects contain approximately 1.7 billion tons of ore with an average metal content of 1.02%.

     Logistics

     CVRD is one of the leaders in the Brazilian transportation sector, providing transport and related services to various clients. Built originally to serve the Company's iron ore business, the logistics system includes the Vitoria-Minas Railroad and Tubarao and Praia Mole ports in the Southern System, and the Carajas Railroad and Ponta da Madeira marine terminal in the Northern System. In addition, in the last five years the Company has acquired stakes in three privatized railroads. The principal cargo of the Vitoria-Minas Railroad is the Company's own iron ore, along with steel, coal, pig iron, limestone and carried for steel manufacturers located in the states of Minas Gerais and Espirito Santo. The railroads charge market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

     Aluminum Operations

     The Company sells aluminum to an active world market in which prices are determined based on prices for the metal quoted on the London Metals Exchange or the Commodity Exchange, Inc (COMEX) at the time of delivery.

     The wholly owned subsidiary Aluvale conducts aluminum operations basically through joint ventures. These include mining of bauxite, which is refined into alumina and then smelted into aluminum for commercialization. Aluvale operates its bauxite extraction activities through a 40.0% participation in the joint venture Mineracao Rio do Norte S.A. - MRN, which holds substantial reserves of bauxite with a low separation index and high recovery rate. Aluvale has a 50.1% interest in the voting capital of Alunorte, which refines the bauxite into alumina. The Company also acts in aluminum smelting through Albras, in which it detains a 51.0% interest, and through Valesul, of which it owns 54.1%.

     Energy

     In 2001, the Company decided to make energy one of its main businesses, even though current energy production does not represent a significant percentage of activities. At present, CVRD has stakes in nine hydroelectric projects, two of which have already started operating. These nine projects have a total projected capacity of 3,364MW. Depending on market conditions, the electricity generated by these plants will be sold to the market or used in own operations.

(b) The variations of the main currencies and indexes in 2001 and 2000 in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

                                                              [delta]%               Parity
     ---------------------   --------------------------------------------------------------
     Currencies/Indexes
     Year                    U.S. DOLLAR   YEN   GOLD   IGPM    TJLP   US$ x R$   US$ x Yen
     ---------------------   -----------   ---   ----   ----    ----   --------   ---------
     2001                           18.7   3.7    1.2   10.4     9.5     1.9554       131.3
     2000                            9.3  (2.2)  (5.4)  10.0    10.8     2.3204       114.7
     1999                           48.0  62.6    0.9   20.1    13.2     1.7890       102.4
     1998                            8.3  25.3   (0.8)   1.8    11.8     1.2087       112.7

     About 59% of the Company's gross revenue in 2001, equivalent to US$ 1,656 million, and 63% of the consolidated revenue, equivalent to US$ 2,860 million, is derived from exports and, additionally, part of domestic sales are denominated in U.S. dollars, while the costs are in mainly incurred in reais. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows;

     Approximately 95% of the short-term and long-term loans of the Company in 2001 (90% consolidated) are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 9.12 and 9.22);


4                                     CVRD

(c)  Divestitures

     CVRD continues to take steps in mine with its strategy to concentrate on core Business Activities.

     Pulp and paper - in March 2001 CVRD sold its holding in Bahia Sul Celulose S.A., ( Bahia Sul) for US$ 320. In September 2001, CVRD concluded the sale of its stake in Celulose Nipo-Brasileira S.A (Cenibra) to Japan Brazil Paper and Pulp Resources Development Co. for US$ 670.5. The Company continues to explore the divestitures of Celmar S.A. and Florestas Rio Doce S.A..

     Steel - in December 2000 the 2.3% stake in Acominas was exchanged for US$ 10 worth of preferred shares of Gerdau S.A., a publicly listed steel company, whose shares CVRD intends to sell in the future.

     Logistic - the process of divesting the dry bulk cargo shipping assets was begun. In September 2001, an agreement was reached to sell six bulk carriers of Docenave, to Spain's Empresa Naviera Elcano S.A, for US$53. This transaction was concluded in February 2002. Finally, the Company sold one bulk carrier of the subsidiary Seamar. The intent remains to sell off the remaining transoceanic shipping assets in the future.

     The divestitures already concluded at December 31, 2001, which include Bahia Sul and Cenibra (pulp and paper) and Acominas and CSN (steel) generated an equity result of R$ 176 (R$ 272 in 2000) and dividends / interest on stockholders' equity of R$ 82 (R$ 16 in 2000).

     In line with our strategy to consolidate and focus on mining, logistics and energy, in the first quarter of 2001, we implemented a program to unwind our cross-holding relationships with Companhia Siderurgica Nacional
     - CSN.

     In March 2001, CSN concluded the sale of its shares in Valepar to Litel Participacoes S.A., Bradesplan Participacoes S.A. and Bradespar S.A.. Bradesplan and Bradespar subsequently transferred their shares in Valepar to Babie Participacoes S.A.. Babie is a holding company owned by Bradesplan and Bradespar.

     The Company disposed of its 10.3% stake in CSN, transferring its interest, valued at US$ 249 million, to Fundacao Vale do Rio Doce de Seguridade Social - VALIA, the employee pension fund, in order to satisfy a funding obligation it had to VALIA. The transfer price was based on the market value of CSN's shares at the time of the transaction.

     As part of the unwinding transaction, CSN granted us the following rights of first refusal relating to CSN's Casa de Pedra mine, each of which lasts for a period of 30 years:

     o the right to purchase any iron ore produced by the mine beyond CSN's internal requirements,

     o the right to purchase or to rent the mine should CSN decide to sell or lease it, and,

     o the right to become a joint venture partner should CSN decide to form a pelletizing joint venture with a third party with iron ore produced by the mine.

     In return, we have granted CSN a right of first refusal to participate with us in the construction of any new steel producing facilities that we undertake in the next five years.

(d)  Investments

     In May 2000, CVRD acquired 100% of Mineracao Socoimex, a mining company located in Minas Gerais, for approximately R$ 102. Upon incorporation of Socoimex in August 2000, the Company began operating the Gongo Soco iron ore mine, with proven and probable reserves of 106 million tons and yearly capacity of 7 million tons.

     In May 2000, CVRD acquired control of Samitri, and then raised its stake to 100%. The total cost of this acquisition was R$ 1,324. In October 2001, Samitri was incorporated into the Company, and since then CVRD has operated the Alegria, Agua Limpa and Corrego do Meio mining complexes in the state of Minas Gerais, with annual capacity of 17.5 million tons and proven and probable reserves of 709 million tons of high-grade hematite. The acquisition of Samitri also permitted acquisition of 50% of the pelletizing operations of Samarco.

     In April 2001, Ferteco was purchased entirely from Thyssen Krupp Stahl AG for approximately R$ 1,167. Ferteco is one of Brazil's largest producers of iron ore, with yearly capacity of 15 million tons. It has deposits of 263 million tons of hematite and itabirite, with similar quality to CVRD's Southern System reserves. It operates two open-pit mines, Fabrica and Feijao, and a pelletizing plant in the Iron Ore Quadrangle region of Minas Gerais, which has yearly capacity of 4 million tons.

     In August 2001, a strategic agreement was reached with Baosteel, a steel maker located in the Republic of China, to supply approximately 6 million tons of iron ore over a period of 20 years. Besides this, CVRD and Baosteel agreed to form the joint venture Baovale Mineracao S.A.. In October 2001, the Company assigned its mineral rights relative to the Agua Limpa complex, located in the Southern System, to Baovale, which resulted in a reduction of 68.8 million tons in its proven and probable reserves. In counterpart, Baosteel paid R$ 52 for its 50% stake


                                      CVRD                                     5
     in Baovale. In exchange for monthly remuneration, Boavale leases its rights over the mine, which the Company continues to operate. It is expected that this deal will increase the presence of CVRD in the Asian market.

     In September 2001, the Company acquired 99.99% of Belem Administracoes e Participacoes Ltda. (Belem) from Bethlehem Steel Corporation and
     Bethlehem Steel International Corporation for approximately R$ 68. Belem is a non-operating company that holds a 9.9% stake in Empreendimentos Brasileiros de Mineracao (EBM). EBM is a privately held company controlled by Caemi, a Brazilian producer of iron ore and pellets, as well as kaolin and refractory bauxite. In December 2001, CVRD acquired 50% of the voting capital of Caemi for about R$ 670. At present, the Company holds 50% of the voting capital and 17% of the total capital of Caemi. Mitsui & Co. Ltd. detains the other 50% of the voting capital of Caemi.

     (e) In 2001, US$ 1,442 million in net foreign exchange was generated by the Parent Company (US$ 2,494 million consolidated);

                                                       (in US$ millions)
                                      ---------------------------------
                                      Parent company       Consolidated
                                      ---------------------------------
                                       2001     2000     2001     2000
                                      ------   ------   ------   ------
     Trade Balance
       Exports                        1,963    1,465    3,297    3,016
       Imports                         (272)    (132)    (414)    (291)
                                      -----    -----    -----    -----
                                      1,691    1,333    2,883    2,725
     Balance of Services
       Interest                        (145)    (132)    (187)    (207)
       Profits and dividends           (215)     (54)    (227)     (95)
                                      -----    -----    -----    -----
                                       (360)    (186)    (414)    (302)
     Capital Flows
       Investments                       19        -       32      188
       Loans and financing              375    1,322      511    1,578
       Amortization                    (283)    (629)    (518)    (998)
                                      -----    -----    -----    -----
                                        111      693       25      768
                                      -----    -----    -----    -----
     Net Foreign Exchange Generated   1,442    1,840    2,494    3,191
                                      =====    =====    =====    =====


     1.2-      Comments on the Parent Company Results

     The net income of the Company for 2001 was R$ 3,051, a 43% increase over the R$ 2,133 in 2000, raising the earnings per share to R$ 7.95 in 2001 from R$ 5.54 in 2000.

     The gross margin reached 48.9% in 2001, against 49.2% in 2000. The cost of products and services increased 28.8% (from R$ 2,531 in 2000 to R$ 3,261 in 2001), while gross revenue rose 28.0% (from R$ 5,169 in 2000 to R$ 6,617 in 2001).

     Stockholder remuneration per outstanding common or preferred share is R$
     4.61 (a 38.4% increase over the previous year's R$ 3.33), totaling R$ 1,774, which corresponds to 58.1% of the net profit for the year. The Company paid R$ 989 as the first installment of interest on stockholders' equity in December 2001, and will pay the remaining balance by April 30, 2002.

     In 2001 total capital expenditures reached US$ 1,581 million, 1.3% less than in 2000 (US$ 1,602 million). The Company has budgeted capital expenditures of approximately US$ 956 million in 2002.

     1.2.1     Gross Revenues

     Gross revenues increased 28.0% (from R$ 5,169 in 2000 to R$ 6,617 in
     2001). This reflects the strengthening of the U.S. dollar against the real as well as a growth in iron ore and pellet sales volume, offset in part by a decrease in the volumes of other products and services sold. The increase in iron ore sales is due to the assumption of operations of mines formerly belonging to Socoimex and Samitri in August 2000 and May 2001, respectively. However, these events also resulted in a decrease in gross revenue from railroad transport and port services since CVRD ceased to sell these services to Socoimex and absorbed such costs as lessee of the Samitri mines. The capital contribution of the Azul manganese mine made in the subsidiary Sibra in December 2000 caused a drop in manganese revenue for the Company, offset by an increase in the sales of Sibra.


6                                     CVRD

     The following table shows sales volume and revenues by products and services:

                                  In thousands of metric
                                       tons (except gold)               In millions of reais
                                  ----------------------                --------------------
                                         2001       2000   [delta]%            2001     2000   [delta]%
                                      -------    -------   --------          ------   ------   --------
     External market
          Iron ore                     77,441     66,313     16.8             2,732    1,847     47.9
          Pellets                      12,598     13,330     (5.5)              869      717     21.2
                                      -------    -------                     ------   ------
                                       90,039     79,643     13.1             3,601    2,564     40.4
                                      -------    -------                     ------   ------
     Internal market
          Iron ore                     37,122     34,881      6.4             1,087      862     26.1
          Pellets                       2,787      2,216     25.8               278      189     47.1
                                      -------    -------                     ------   ------
                                       39,909     37,097      7.6             1,365    1,051     29.9
                                      -------    -------                     ------   ------
     Total
          Iron ore                    114,563    101,194      13.2            3,819    2,709     41.0
          Pellets                      15,385     15,546     (1.0)            1,147      906     26.6
                                      -------    -------                     ------   ------
                                      129,948    116,740     11.3             4,966    3,615     37.4
                                      -------    -------                     ------   ------
     Railroad transportation           60,371     65,945     (8.5)              835      762      9.6
     Port services                     31,718     41,158    (22.9)              232      206     12.6
     Gold (kg)
        External market                15,815     17,370     (9.0)              331      285     16.1
        Internal market                     -         17        -                 -        -        -
                                      -------    -------                     ------   ------
                                       15,815     17,387     (9.0)              331      285     16.1
                                      -------    -------                     ------   ------
     Manganese
        External market                    77        876    (91.2)                6       72    (91.7)
        Internal market                   138        424    (67.5)               16       47    (66.0)
                                      -------    -------                     ------   ------
                                          215      1,300    (83.5)               22      119    (81.5)
                                      -------    -------                     ------   ------
     Potash                               503        561    (10.3)              166      155      7.1
     Other products and services            -          -        -                65       27    140.7
                                                                             ------   ------
                                                                              6,617    5,169     28.0
                                                                             ======   ======


                        Operating Revenue 2001 - R$6,617


                               [Graphic Omitted]



(*) Part of sales to the internal market are in U.S. dollars.


                                      CVRD                                     7

     1.2.2-    Cost of Products and Services

     The increase of 28.8% in the cost of products and services (from R$ 2,531 in 2000 to R$ 3,261 in 2001) resulted from the incorporation of the Socoimex mines, leasing of the Samitri mines (revision of depreciation rates (Note 9.4 (g)), as well as increases in fuel oil prices and consumption, the devaluation of the real against the U.S. dollar and increased purchase of pellets for resale. The following table shows each component of the cost of products and services, and the change between periods:

     By Category

                                                            Denominated
                                                        ---------------
                                                           R$       US$      2001      2000  [delta]%
                                                        -----     -----     -----     -----  --------
     Personnel                                            456         -       456       407     12.0
     Material                                             190       213       403       375      7.5
     Oil and gas                                          213       114       327       256     27.7
     Outsourced services                                  448         7       455       320     42.2
     Energy                                               100         -       100        70     42.9
     Others                                                85       138       223       183     21.9
                                                        -----     -----     -----     -----
     Subtotal                                           1,492       472     1,964     1,611     21.9
     Acquisition of iron ore and pellets                   28       794       822       650     26.5
     Depreciation and depletion                           475         -       475       270     75.9
                                                        -----     -----     -----     -----
     Total                                              1,995     1,266     3,261     2,531     28.8
                                                        =====     =====     =====     =====
                                                           61%       39%      100%
                                                        =====     =====     =====

     1.2.3-    Result of Shareholdings

     Equity earnings, decreasing from a gain of R$ 715 in 2000 to R$ 37 in 2001. This variation was due to a combination of the following factors:

     o Recognition of the provision for losses and full amortization of the goodwill on investments with negative equities liability (Note 9.10).

     o The positive effects of the 18.7% devaluation of the real against the U.S. dollar in 2001 (as compared to 9.3% in the same period of 2000) in the companies operating abroad, offset by the negative effects in the companies in Brazil with debt denominated in U.S. dollars, as well as reduction in prices and quantities sold for aluminum and quantities of pellets sold.

     The results of shareholdings by business area are as follows:

     Business Area                                      2001    2000
     -------------------------------------              ----    ----
     Ferrous
     . Iron ore and pellets                              268     253
     . Manganese and ferro-alloys                          9      15
     Non-ferrous                                        (140)    (14)
     Logistics                                          (334)     13
     Investments
     . Steel                                             165     103
     . Pulp and paper                                    (93)      8
     . Aluminum                                          170     327
     . Fertilizers                                        14      10
     Others                                              (22)      -
                                                        ----    ----
                                                          37     715
                                                        ====    ====

     The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.


8                                     CVRD

     Ferrous

     (a)  Iron ore and pellets

     . ITABRASCO - An improved equity result of R$ 7 (a gain of R$ 14 in 2001 compared to a gain of R$ 7 in 2000) due to the increase in the average sales price of 2.4% (US$ 31.72 per ton in 2001 against US$
          30.98 per ton in 2000) and an increase in the positive effects of exchange rate variation on assets, offset in part by a 5.7% decrease in sales volume (3,287 thousand tons in 2001 against 3,486 thousand tons in 2000).

     . ITACO - An improved equity result of R$ 33 (a gain of R$ 86 in 2001 compared to a gain of R$ 53 in 2000), due to the recording of R$ 102 of a positive equity result in CVRD Overseas, (the company was set up in August 2000 to facilitate the process of securitization of receivables) and R$ 15 in positive equity result in GIIC, offset in part by amortization of goodwill in GIIC in the amount of R$ 60. In operational terms, iron ore sales increased by 15.1% (48,028 thousand tons in 2001 against 41,744 thousand tons in 2000).

     .    KOBRASCO - A reduction of R$ 22 in the equity result (a loss of R$
          19 in 2001 compared to a gain of R$ 3 in 2000) because of the negative effects of exchange rate variation on debt, the booking of R$ 19 as a provision for realization of credits from ICMS (VAT) and 5.2% lower sales volume (4,184 thousand tons in 2001 versus 4,415 thousand tons in 2000), compensated in part by a 2.9% increase in the average sales price (US$ 30.93 per ton in 2001 against US$ 30.05 per ton in 2000).

     . NIBRASCO - A reduction of R$ 25 in the equity result (a loss of R$ 7 in 2001 compared to a gain of R$ 18 in 2000) due to recording of a R$ 15 provision for credits from ICMS, 20.2% lower sales volume (6,993 thousand tons in 2001 against 8,764 thousand tons in 2000) and a decrease of 1.1% in average sales price (US$ 29.80 in 2001 versus US$
          30.13 in 2000).

     . RDE - an improved equity result of R$ 25 (a gain of R$ 172 in 2001 compared to a gain of R$ 147 in 2000) basically caused by the appreciation of the dollar against the real (positive exchange rate variation of R$ 119 in 2001 against a positive variation of R$ 43 in
          2000).

     . SAMARCO - A R$ 59 equity result in the fourth quarter of 2001, due to a reduction in the negative effects of exchange rate variation on debt. In operational terms the sales volume decreased by (23.4%
          11.201 thousand tons in 2001 compared to 14.622 thousand tons in
          2000) and the average sales price increased by 1.0% (US$ 29.70 in 2001 against US$ 20.00 in 2000).

     . SAMITRI - A reduction of R$ 8 in the equity result (a gain of R$ 1 in 2001 compared to a gain of R$ 9 in 2000) due to the negative effect of exchange rate variation on the debt of SAMARCO. The company was acquired in May 2000 and merged into CVRD in October 2001.

     . SOCOIMEX - Equity result of R$ 6 in 2000. The company was acquired in May 2000 and merged into CVRD in August 2000.

     . ZAGAIA - A negative equity result of R$ 55 due to the recording of exchange rate variation on loans indexed in dollars, offset partly by a positive R$ 52 equity result in Ferteco.

     (b)  Manganese and ferro-alloys

     . RDME - A improved equity result of R$ 6 (again of R$ 11 in 2001 compared with a gain of R$ 5 in 2000) mainly due to the appreciation of the French franc against the real in 2001, reduced by integral amortization of goodwill in the amount of R$ 9.

     . SIBRA - Recording in 2001 of a positive equity result of R$ 71, more than offset by R$ 76 of amortization of goodwill (R$ 81 in 2001 against R$ 5 in 2000).

     Non-ferrous

     . PARA PIGMENTOS - Booking of a provision for losses of R$ 58 arising from the negative effects of exchange rate variation on debt and R$ 83 of amortization of goodwill in 2001, against R$ 14 in 2000.

     Logistics

     . DOCENAVE - A reduction of R$ 60 in the equity result (a loss of R$ 44 in 2001 compared to a gain of R$ 16 in 2000) due to a 3.7% reduction in average freight rates (US$ 7.11 per ton carried in 2001 against US$ 7.38 per ton in 2000), together with a 26.6% drop in volume transported (25,787 tons in 2001 versus 35,149 tons in 2000), and loss provisions estimated at R$ 88 on the sale of vessels and R$ 25 from the non-realization of tax credits, offset in part by the appreciation of the dollar against the real (positive exchange rate variation of R$ 59 in 2001 against positive variation of R$ 24 in
          2000).

     . FCA - Recording of a provision for losses of R$ 97 arising from the negative effects of exchange rate variation on debt and amortization of goodwill in the amount of R$ 147 in 2001. CVRD's holding in this company is through its subsidiary Tacuma.


9                                     CVRD

     . MRS - Recording of a negative equity result of R$ 5. This stake is held through the subsidiary Ferteco Mineracao S.A., which was acquired by CVRD through its wholly-owned subsidiary Zagaia Participacoes S.A. in April 2001.

     Shareholdings

     (a)  Steel

     . DOCEPAR - An improved equity result of R$ 120 (a loss of R$ 5 in 2001 compared to a loss of R$ 125 in 2000) due mainly to a provision for loss of tax benefit of R$ 99 in 2000.

     . CSI - A reduction in the equity result of R$ 3(a gain of R$ 55 in 2001 compared to a gain of R$ 58 in 2000) caused by a 15% fall in the average sales price of steel slabs in relation to the previous year, offset by a 4.2% increase in volume sold (1,828 thousand tons in 2001 versus 1,754 thousand tons in 2000) and by the appreciation of the dollar against the real (positive exchange rate variation of R$ 67 in 2001 against positive variation of R$ 28 in 2000).

     . CSN - Booking of a positive equity result of R$ 108 in 2001 resulting from the effects of unwinding of the CVRD/CSN cross-holdings, which were only finalized in March 2001. In 2000, a positive equity result of R$ 58 was recorded.

     . CST - A reduction in the equity result of R$ 38 (a gain of R$ 14 in 2001 compared to a gain exchange rate variation on debt.

     . USIMINAS - A reduction in the equity result of R$ 81 (a loss of R$ 54 in 2001 compared to a gain of R$ 27 in 2000) because of the effect of exchange rate variation on debt and integral amortization of goodwill in the amount of R$ 55.

     (a)  Pulp and paper

     . CELMAR - Recording in 2001 of a negative equity result of R$ 56 and a R$ 59 provision for losses, due to the improbability of recovering the total amount invested.

     (c)  Aluminum

     . ALBRAS - A reduction in the equity result of R$ 108 (a gain of R$ 17 in 2001 compared to a gain of R$ 125 in 2000) resulting from the negative effects of exchange rate variation on debt. In operational terms, there was a 5.3% decrease in the average sale price (US$ 1,428.99 per ton in 2001 versus US$ 1,508.42 per ton in 2000), while the volume sold fell by 9.3% (332 thousand tons in 2001 against 366 thousand tons in 2000), due mainly to the effects of electricity rationing in the second half of the year.

     . ALUNORTE - A reduction in the equity result of R$ 35 (a loss of R$ 23 in 2001 compared a gain of R$ 12 in 2000) due to the negative effects of exchange rate variation on debt. Operationally, the average sale price fell 5.7% (US$ 185.51 per ton in 2001 against US$ 196.63 per ton in 2000), while sales volume decreased by 3.5% (1,540 thousand tons in 2001 against 1,596 thousand tons in 2000).

     . MRN - An improved equity result of R$ 24 (a gain of R$ 98 in 2001 compared to a gain of R$ 74 in 2000) due to the positive effects of exchange rate variation on sales, offset partly by a 2.6% fall in sales volume (10,952 thousand tons in 2001 compared with 11,242 thousand tons in 2000) and an increase in selling costs.

     . VALESUL - An improved equity result of R$ 1 (a gain of R$ 23 in 2001 compared to a gain of R$ 22 in 2000) caused by the positive effects of exchange rate variation on sales, offset by an increase of approximately 20% in selling costs and an 11.6% reduction in sales volume (76 thousand tons in 2001 versus 86 thousand tons in 2000), the latter factor mainly due to energy rationing in the second half of 2001. The average sale price did not significantly change in the period (US$ 1,913.54 per ton in 2001 against US$ 1,912.41 per ton in 2000).

     . ALUVALE - A R$ 27 reduction in equity result (own operations) (a gain of R$ 23 in 2001 compared to a gain of R$ 50 in 2000) in function of a R$ 25 capital gain booked in January 2000 with the capital increase with negative goodwill of Hydro in ALUNORTE.

     . ITACO - A reduction of R$ 12 in the equity result (a gain of R$ 32 in 2001 compared to a gain of R$ 44 in 2000) because of losses from shareholdings in aluminum companies.

     1.2.4-    Operating Income (Expenses)

     Net operating expenses increased R$ 275 (R$ 1,029 of net expense in 2000 against R$ 1,034 in 2001), mainly due to the provision for realized credits of VAT of R$ 142 and provision for payment on profit sharing plan (note 9.29).


10                                     CVRD

     1.2.5-    Net Financial Result

     The net financial result increased R$ 598 (R$ 335 in 2000 compared to R$ 933 in 2001), mainly due to the exchange rate variations on the net Company debt (note 9.22).

     1.2.6-    Discontinued Operations

     The result mainly reflects gains on sale of the Company's interests in Bahia Sul and Cenibra, of R$ 230 and R$ 1,471, respectively, as well as the equity result from these companies (Note 9.25).

     1.2.7-    Cash Flow

     The operating cash flow measured by EBITDA (earnings before interest, income tax, depreciation, amortization and depletion) was R$ 3,254 in 2001, an increase of 35.4% over 2000, which was R$ 2,403. (Note 9.27)

     1.2.8-    Income Tax and Social Contribution

     Income tax and social contribution was a credit of R$ 357 (credit of R$ 149 in 2000), after recognizing the benefit from paying interest on stockholders' equity of R$ 603 in 2001 (R$ 436 in 2000) (Note 9.9).

     1.3-      Comments on the Consolidated Gross Margin

     1.3.1-    Consolidated Gross Revenue

                               [Graphic Omitted]


                                     CVRD                                     11

                               [Graphic Omitted]


     Consolidated gross revenue grew 20.1% influenced mainly by the increase in revenue from sale of iron ore and pellets (reflecting appreciation of the dollar against the real) and increased sales volume due to the acquisition of Samitri and Ferteco).

     1.3.2-    Cost of Products and Services

     By Category

                                                      2001    2000    [delta]%
                                                     -----   -----    --------
     Personnel                                         775     659     17.6
     Material                                          735     739     (0.5)
     Oil and gas                                       622     551     12.9
     Outsourced services                               550     392     40.3
     Energy                                            451     328     37.5
     Others                                          1,016   1,032     (1.6)
                                                     -----   -----
     Sub total                                       4,149   3,701     12.1
     Acquisition of products                           621     582      6.7
     Depreciation and depletion                        775     622     24.6
                                                     -----   -----
     Total                                           5,545   4,905     13.0
                                                     =====   =====

     The cost of products and services consolidated grew 10.5% influenced by the increased sales of iron ore and pellets (from acquisition of Samitri and Ferteco).

     For additional information on the consolidated segments, see the comments on the result of shareholdings, Item 1.2.3 and Attachment II of the financial statements.


12                                    CVRD

3    Financial Statements

-------------------------------------------------------------------------------
                                    PART II
-------------------------------------------------------------------------------

          FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS

               (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

2-   BALANCE SHEET
December 31                                                In millions of reais
-------------------------------------------------------------------------------
Parent Company Consolidated
                                             Notes    2001   2000   2001   2000
                                             -----  ------ ------ ------ ------
Assets
Current assets
  Cash and cash equivalents                    9.5     645  1,569  2,808  2,642
  Accounts receivable from customers           9.6     920  1,459  1,497  1,266
  Related parties                              9.7   1,011    200    159     72
  Inventories                                  9.8     448    327  1,326  1,168
  Taxes recoverable                                     96    244    283    392
  Deferred income tax and social
    contribution                               9.9     613    173    628    233
  Others                                               257    233    534    338
                                                    ------ ------ ------ ------
                                                     3,990  4,205  7,235  6,111
                                                    ------ ------ ------ ------
Long-term receivables
  Related parties                              9.7   1,356  1,159    894    807
  Loans and financing                                  299    325    316    182
  Deferred income tax and social contribution  9.9     297    291    669    787
  Judicial deposits                            9.14    516    303    625    387
  Prepaid leasing expenses                               -      -     84     54
  Others                                                39     38    236    298
                                                    ------ ------ ------ ------
                                                     2,507  2,116  2,824  2,515
                                                    ------ ------ ------ ------
Permanent assets
  Investments                                  9.10  8,347  7,073  3,113  2,297
  Property, plant and equipment                9.11  7,581  6,649 12,791 12,582
  Deferred charges                                       -      -    442    325
                                                    ------ ------ ------ ------
                                                    15,928 13,722 16,346 15,204
                                                    ------ ------ ------ ------
                                                    22,425 20,043 26,405 23,830
                                                    ====== ====== ====== ======
Liabilities and stockholders' equity
Current liabilities
  Short-term debt                              9.12    927    576  1,745  1,273
  Current portion of long-term debt            9.12    387    400  1,063    970
  Payable to suppliers and contractors                 523    425    833    824
  Related parties                              9.7     716    421    200    141
  Provision for interest on stockholders'
    equity                                     9.21    784  1,282    788  1,282
  Payroll and related charges                          118     89    231    144
  Pension Plan - Valia                         9.16     65     88     65     88
  Others                                               103    102    410    411
                                                    ------ ------ ------ ------
                                                     3,623  3,383  5,335  5,133
                                                    ------ ------ ------ ------
Long-term liabilities
  Long-term debt                               9.12  3,326  2,592  6,765  5,660
  Related parties                              9.7   2,053  1,820      -     32
  Deferred income tax and social contribution  9.9      87     92    297    339
  Provisions for contingencies                 9.14    894    597  1,217    753
  Pension Plan - Valia                         9.16    429    853    429    853
  Others                                               246    140    429    291
                                                    ------ ------ ------ ------
                                                     7,035  6,094  9,137  7,928
                                                    ------ ------ ------ ------
Deferred income                                          -      -    159    177
                                                    ------ ------ ------ ------
Minority interest                                        -      -      7     26
                                                    ------ ------ ------ ------
Stockholders' equity
  Paid-up capital                              9.17  4,000  3,000  4,000  3,000
  Capital reserves                             9.20    444    741    444    741
  Revenue reserves                             9.20  7,323  6,825  7,323  6,825
                                                    ------ ------ ------ ------
                                                    11,767 10,566 11,767 10,566
                                                    ------ ------ ------ ------
                                                    22,425 20,043 26,405 23,830
                                                    ====== ====== ====== ======

     The additional information, notes and attachments I and II are an integral part of these statements.


                                      CVRD                                    13

               (A free translation of the original in Portuguese relating to the financial statements in accordance with the requirements of Brazilian Corporate Law)

3-   STATEMENT OF INCOME

Years ended December 31                                                                   In millions of reais
--------------------------------------------------------------------------------------------------------------
                                                                            Parent Company        Consolidated
                                                                         -----------------    ----------------
                                                               Notes       2001       2000      2001      2000
                                                               -----     ------     ------    ------    ------
Operating revenues
   Sales of ore and metals
        Iron ore and pellets                                              4,966      3,615     5,919     3,944
        Gold                                                                331        285       331       285
        Manganese and ferro-alloys                                           22        119       628       586
        Others                                                              166        155       249       246
                                                                        -------    -------    ------    ------
                                                                          5,485      4,174     7,127     5,061
   Railroad and port services                                             1,067        968     1,490     1,580
   Sales of aluminum                                                          -          -     1,118     1,127
   Sales of steel products                                                    -          -     1,147     1,134
   Sales of timber, pulp and paper products                                   -          -        20        44
   Others                                                                    65         27       113       102
                                                                        -------    -------    ------    ------
                                                                          6,617      5,169    11,015     9,048
Value-added taxes                                                          (232)      (189)     (441)     (266)
                                                                        -------    -------    ------    ------
Net operating revenues                                                    6,385      4,980    10,574     8,782
                                                                        -------    -------    ------    ------
Cost of products and services
   Ore and metals                                                        (2,821)    (2,195)    (2,98)   (2,294)
   Railroad and port services                                              (396)      (318)     (946)   (1,097)
   Aluminum products                                                          -          -      (563)     (565)
   Steel products                                                             -          -      (931)     (819)
   Timber, pulp and paper products                                            -          -       (16)      (42)
   Others products and services                                             (44)       (18)     (104)      (88)
                                                                        -------    -------    ------    ------
                                                                         (3,261)    (2,531)    (5,54)   (4,905)
                                                                        -------    -------    ------    ------
Gross profit                                                              3,124      2,449     5,029     3,877
Gross margin                                                               48.9%      49.2%     47.6%     44.1%
Operating income (expenses)
     Selling                                                               (118)       (77)     (246)     (156)
     Administrative                                                        (338)      (222)     (622)     (458)
     Research and development                                              (101)       (87)     (101)      (89)
     Other operating expenses, net                                         (747)      (643)    (1,04)     (688)
                                                                        -------    -------    ------    ------
                                                                         (1,304)    (1,029)    (2,00)   (1,391)
                                                                        -------    -------    ------    ------
Operating profit before financial result and
   result of investment participations                                    1,820      1,420     3,020     2,486
Result of investment participations                          9.10/9.25
     Gain on investments accounted for by the
       equity method                                                        708        799       102       152
     Amortization of goodwill                                              (437)       (27)     (437)        -
     Provision for losses                                                  (245)       (57)        -         -
     Others                                                                  11          -        36         -
                                                                        -------    -------    ------    ------
                                                                             37        715      (299)      152
Financial result, net                                             9.22     (933)      (335)    (1,73)     (663)
                                                                        -------    -------    ------    ------
Operating profit                                                            924      1,800       982     1,975
Discontinued operations                                           9.25    1,770        184     1,770       184
                                                                        -------    -------    ------    ------
Income before income tax and social contribution                          2,694      1,984     2,752     2,159
Income tax and social contribution                                9.9       357        149       259       (11)
                                                                        -------    -------    ------    ------
Income before minority interest                                           3,051      2,133     3,011     2,148
Minority interest                                                             -          -        40       (15)
                                                                        -------    -------    ------    ------
Net income for the year                                                   3,051      2,133     3,051     2,133
                                                                        =======    =======    ======    ======
Number of shares outstanding at the end of the year                     383,844    384,892
  (in thousands)                                                        =======    =======
Net earnings per share outstanding at the end of
  the year (R$)                                                            7.95       5.54
                                                                        =======    =======


The additional information, notes and attachments I and II are an integral part of these statements.


14                                    CVRD

               (A free translation of the original in Portuguese relating to the financial prepared in accordance with the requirements of Brazilian Corporate Law)

4-   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31                                                                     In millions of reais
----------------------------------------------------------------------------------------------------------------
                                                                               Reva-
                                                                   Capital   luation   Revenue  Retained
                                                  Notes  Capital  reserves  reserves  reserves  earnings   Total
                                                  -----  -------  --------  --------  --------  --------  ------
   At December 31, 1999                                    3,000       472       744     6,286         -  10,502
                                                         -------  --------  --------  --------  --------  ------
   Reversal of revaluation reserves of
     subsidiaries and affiliated companies                     -         -      (471)        -         -    (471)
   Transfer to special monetary restatement
     Law 8,200                                    9.20         -       273      (273)        -         -       -
   Tax incentives                                              -        (4)        -         -         -      (4)
   Provision for pension plan liabilities         9.16         -         -         -         -      (312)   (312)
   Net income for the year                                     -         -         -         -     2,133   2,133
   Proposed appropriations
        Interest on stockholder's equity                       -         -         -         -    (1,282) (1,282)
        Appropriation to revenue reserves                      -         -         -       539      (539)      -
                                                         -------  --------  --------  --------  --------  ------
   At December 31, 2000                                    3,000       741         -     6,825         -  10,566
                                                         -------  --------  --------  --------  --------  ------
   Treasury shares                                9.19         -         -         -       (58)        -     (58)
   Capitalization of reserves                     9.20     1,000      (301)        -      (699)        -       -
   Provision for pension plan liabilities         9.16         -         -         -         -       (22)    (22)
   Result on exchange of shares                                -         4         -         -         -       4
   Net income for the period                                   -         -         -         -     3,051   3,051
   Proposed appropriations
        Interest on stockholder's equity          9.21         -         -         -         -    (1,774) (1,774)
        Appropriation to revenue reserves                      -         -         -     1,255    (1,255)      -
                                                         -------  --------  --------  --------  --------  ------
   At December 31, 2001                                    4,000       444         -     7,323         -  11,767
                                                         =======  ========  ========  ========  ========  ======


The additional information, notes and attachments I and II are an integral part of these statements.


                                      CVRD                                    15

               (A free translation of the original in Portuguese relating to the financial prepared in accordance with the requirements of Brazilian Corporate Law)

5-   STATEMENT OF CHANGES IN FINANCIAL POSITION

Years ended December 31                                                                   In millions of reais
--------------------------------------------------------------------------------------------------------------
                                                                              Parent Company      Consoldiated
                                                                             ---------------   ---------------
                                                                               2001     2000     2001     2000
                                                                             ------   ------   ------   ------
Funds were provided by:
   Net income for the year                                                    3,051    2,133    3,051    2,133
   Expenses (income) not affecting working capital:
     Result of investment participations                                        (37)    (715)     299     (152)
     Depreciation, amortization and depletion                                   503      286      827      663
     Deferred income tax and social contribution                                (16)     (64)     (24)     (37)
     Provision for contingencies                                                164      290      244      290
     Discontinued operations                                                 (1,770)    (184)  (1,770)    (184)
     Net monetary and exchange rate variations on long-term assets and          522      173    1,036      335
     liabilities
     Provision for losses - ICMS                                                142        -      142        -
     Loss on disposal of property, plant and equipment                           19       32       30      337
     Others                                                                     159      184      240      252
                                                                             ------   ------   ------   ------
Total funds from operations                                                   2,737    2,135    4,075    3,637
   Loans to related parties, transferred to current assets                      642      988       82       66
   Long-term debt                                                               547      715    1,121    1,846
   Loans from related parties                                                   533      931        -      107
   Dividends/interest on stockholders'equity received                           291      424       98       19
   Sale of investments                                                          802        -    2,274        -
   Disposal of permanent assets                                                  20       33    1,109      337
   Others                                                                       293      116      115       93
                                                                             ------   ------   ------   ------
Total funds provided                                                          5,865    5,342    8,874    6,105
                                                                             ------   ------   ------   ------
Funds were used for:
   Long-term debt transferred to current liabilities                            810      228    1,242      716
   Related parties                                                              571      537      169      277
   Additions to permanent assets                                              1,345      766    2,021    1,212
   Capital subscription in subsidiary and affiliated companies                1,538    2,286    2,239    1,893
   Interest on stockholders' equity                                           1,774    1,282    1,774    1,282
   Guarantees and deposits                                                      207      173      218      210
   Treasury stock                                                                58        -       58        -
   Others                                                                        17       41      226      201
                                                                             ------   ------   ------   ------
Total funds used                                                              6,320    5,313    7,947    5,791
                                                                             ------   ------   ------   ------
Increase (decrease) in working capital                                         (455)      29      927      314
                                                                             ======   ======   ======   ======
Changes in working capital were as follows:
Initial working capital of investments consolidated                               -        -        5      469
Current assets:
   At the end of the year                                                     3,990    4,205    7,235    6,111
   At the beginning of the year                                               4,205    3,943    6,111    5,656
                                                                             ------   ------   ------   ------
                                                                               (215)     262    1,124      455
                                                                             ------   ------   ------   ------
Current liabilities:
   At the end of the year                                                     3,623    3,383    5,335    5,133
   At the beginning of the year                                               3,383    3,150    5,133    4,523
                                                                             ------   ------   ------   ------
                                                                                240      233      202      610
                                                                             ------   ------   ------   ------
Increase (decrease) in working capital                                         (455)      29      927      314
                                                                             ======   ======   ======   ======


The additional information, notes and attachments I and II are an integral part of these statements.


16                                    CVRD

               (A free translation of the original in Portuguese)

6-   STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)

Years ended December 31                                                                   In millions of reais
--------------------------------------------------------------------------------------------------------------
                                                                              Parent Company      Consoldiated
                                                                             ---------------   ---------------
                                                                               2001     2000     2001     2000
                                                                             ------   ------   ------   ------
Cash flows from operating activities:
     Net income for the year                                                  3,051    2,133    3,051    2,133
     Adjustments to reconcile net income for the year
        with cash provided by operating activities:
     Result of investment participations                                        (37)    (715)     299     (152)
     Depreciation, amortization and depletion                                   503      286      827      663
     Deferred income tax and social contribution                               (357)    (149)    (356)     (50)
     Provision for contingencies                                                164      290      244      290
     Discontinued operations                                                 (1,770)    (184)  (1,770)    (184)
     Net monetary and exchange rate variations on assets and                    838      305    1,544      529
     liabilities
     Provision for losses - ICMS                                                142        -      142        -
     Loss on disposal of property, plant and equipment                           19       32       30      337
     Dividends/interest on stockholders'equity received                         283      122       98       19
     Others                                                                     222      110      481      557
                                                                             ------   ------   ------   ------
                                                                              3,058    2,230    4,590    4,142
                                                                             ------   ------   ------   ------
   Decrease (increase) in assets:
     Accounts receivable                                                        533     (422)    (137)    (199)
     Inventories                                                               (154)     (13)    (100)    (250)
     Others                                                                     (60)    (132)     (82)     (21)
                                                                             ------   ------   ------   ------
                                                                                319     (567)    (319)    (470)
                                                                             ------   ------   ------   ------
   Increase (decrease) in liabilities:
     Suppliers and contractors                                                   33      180      (20)     214
     Payroll and related charges and others                                      26        4       82       19
                                                                             ------   ------   ------   ------
     Others                                                                      31        1       (2)     197
                                                                             ------   ------   ------   ------
                                                                                 90      185       60      430
                                                                             ------   ------   ------   ------
   Net cash provided by operating activities                                  3,467    1,848    4,331    4,102
Cash flows from investing activities:
   Loans and advances receivable:                                            (1,185)      20     (215)    (154)
   Guarantees and deposits                                                     (207)    (173)    (218)    (210)
   Additions to investments                                                  (1,471)  (1,480)     (19)    (152)
   Additions to property, plant and equipment                                (1,304)    (744)  (1,980)  (1,190)
   Deferred charges                                                               -        -     (124)     (45)
   Net cash used to acquire or capitalize subsidiaries                            -        -   (1,839)  (1,742)
   Proceeds from disposal of property, plant and equipment and
   investments                                                                1,039        2    2,281       (5)
                                                                             ------   ------   ------   ------
   Net cash used in investing activities                                     (3,128)  (2,375)  (2,114)  (3,498)
                                                                             ------   ------   ------   ------
Cash flows from financing activities:
   Short-term debt:                                                             373     (420)     117     (838)
   Long-term debt:                                                            1,080    1,647    1,121    1,953
   Repayments:
     Financial institutions                                                    (389)    (590)  (1,331)  (1,525)
   Interest on stockholders' equity paid                                     (2,269)    (450)  (2,269)    (450)
   Treasury shares                                                              (58)       -      (58)       -
                                                                             ------   ------   ------   ------
   Net cash used in financing activities                                     (1,263)     187   (2,420)    (860)
                                                                             ------   ------   ------   ------
   Decrease in cash and cash equivalents                                       (924)    (340)    (203)    (256)
   Cash and cash equivalents of investments consolidated in 2000                  -        -      369       39
   Cash and cash equivalents, beginning of the year                           1,569    1,909    2,642    2,859
                                                                             ------   ------   ------   ------
   Cash and cash equivalents, end of the year                                   645    1,569    2,808    2,642
                                                                             ======   ======   ======   ======
   Cash paid during the year for:
     Short-term interest                                                        (78)     (84)    (106)    (129)
     Long-term interest net of capitalization                                  (281)    (230)    (529)    (349)
     Income tax and social contribution paid                                    (82)       -     (146)     (80)
   Non-cash transactions:
     Conversion of loans and others into investments                             63      806       63        4
     Additions to property, plant and equipment with capitalizations             41       22       41       22
     Pension obligation settled by transfer of CSN shares                       521        -      521        -


17                                    CVRD

               (A free translation of the original in Portuguese)

7-   STATEMENT OF VALUE ADDED (ADDITIONAL INFORMATION)

Years ended December 31                                                                      In millions of reais
-----------------------------------------------------------------------------------------------------------------
                                                                      Parent Company                 Consoldiated
                                                         ---------------------------   --------------------------
                                                           2001     %     2000     %     2001     %    2000     %
                                                         ------   ---   ------   ---   ------   ---  ------   ---
Generation of value added
   Sales and non-operating revenue                        6,617   100    5,169   100   11,015   100   9,048   100
   Less: Acquisition of products                           (823)  (12)    (650)  (13)    (429)  (4)   (391)    (4)
         Outsourced services                               (785)  (12)    (550)  (11)  (1,544) (14) (1,512)    (1)
         Materials                                         (410)   (6)    (378)   (7)    (735)  (7)   (730)    (8)
         Fuel oil and gas                                  (328)   (5)    (256)   (5)    (612)  (6)   (547)    (6)
         Research and development, commercial and
           administrative                                  (251)   (4)    (181)   (4)    (681)  (6)   (383)    (4)
         Other operating expenses                         (753)  (11)    (733)  (14)  (1,445) (13)   (864)    (1)
                                                          -----          -----         ------        -----
   Gross value added                                      3,267    50    2,421    46    5,569   50   4,621     51
   Depreciation and depletion                              (494)   (7)    (284)   (5)    (853)  (8)   (574)    (6)
                                                          -----          -----         ------        -----
   Net value added                                        2,773    43    2,137    41    4,716   42   4,047     45
   Received from third parties
   Financial revenue                                        508     8      326     6      574    5     732      8
   Equity on investments accounted for by the equity
     method                                                  37     1      983    19     (299)  (3)    152      2
   Discontinued operations                                1,770    27        -     -    1,770   16     184      2
   Pension plan actuarial deficit (*)                       (22)    -     (312)   (6)     (22)   -    (312)    (3)
                                                          -----          -----         ------        -----
   Total value added                                      5,066    79    3,134    60    6,739   60   4,803     54
                                                          =====          =====          =====        =====
   Distribution of Value Added
   Employees                                                555    11      474    15      981   14     766     16
   Government                                                49     1      186     6      461    7     502     11
   Third parties' capital                                 1,433    28      653    21    2,268   34   1,402     29
   Stockholders' remuneration                             1,774    35    1,282    41    1,774   26   1,298     27
   Retained earnings                                      1,255    25      539    17    1,255   19     835     17
                                                          -----          -----         ------        -----
                                                          5,066   100    3,134   100    6,739  100   4,803    100
                                                          =====          =====          =====        =====

(*) Recorded as prior year adjustment directly to stockholders' equity


                               [Graphic Omitted]



18                                    CVRD

               (A free translation of the original in Portuguese to the financial statements prepared in with the requirements of Brazilian Law)

8-   LABOR AND SOCIAL INDICATORS (ADDITIONAL INFORMATION)

Years ended December 31                                                                                    In millions of reais
-------------------------------------------------------------------------------------------------------------------------------
                                                              Parent Company                           Consolidated (unaudited)
                           ------------------------------------------------- --------------------------------------------------
Basis for computation                          2001                     2000                     2001                     2000
     Gross revenues                           6,617                    5,169                   11,015                    9,048
     Operating profit                         1,820                    1,420                    3,020                    2,486
     Gross payroll                              375                      304                      626                      573

                                               2001                     2000                     2001                     2000
                           ------------------------ ------------------------ ------------------------ ------------------------
                                               % of                     % of                     % of                     % of
                                  -----------------        -----------------        -----------------        -----------------
                                    Gross Operating          Gross Operating          Gross Operating          Gross Operating
Labor indicators           Amount payroll    profit Amount payroll    profit Amount payroll    profit Amount payroll    profit
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
     Food                      17       5         1     13       4         1     31       5         1     29       5         1
     Compulsory social        147      39         8    140      46        10    221      35         7    222      39         9
     charges
     Private pension
       plan (*)                45      12         2     41      13         3     51       8         2     48       8         2
     Health                    24       6         1     23       8         2     38       6         1     39       7         1
     Education                 21       6         1     15       5         1     32       5         1     25       4         1
     Profit sharing            86      23         5     58      19         4    112      18         4     87      15         3
     Other benefits            44      12         2     30      10         2     65      10         2     55      10         2
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
Total - Labor indicators      384     103        20    320     105        23    550      87        18    505      88        19
                           ====== ======= ========= ====== ======= ========= ====== ======= ========= ====== ======= =========

                                               2001                     2000                     2001                     2000
                           ------------------------ ------------------------ ------------------------ ------------------------
                                               % of                     % of                     % of                     % of
                                  -----------------        -----------------        -----------------        -----------------
                                    Gross Operating          Gross Operating          Gross Operating          Gross Operating
Social indicators          Amount payroll    profit Amount payroll    profit Amount payroll    profit Amount payroll    profit
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
     Taxes (**)               305      17         5    254      18         5    718      24         7    444      18         5
     Social investments        27       1         -     25       2         -    133       4         1     32       1         -
        Social projects and    20       1         -     22       2         -    126       4         1     29       1         -
        actions
        Indigenous              7       -         -      3       -         -      7       -         -      3       -         -
        communities
   Environmental expenditures  60       3         1     60       4         1     85       3         1     86       3         1
        Operational            56       3         1     56       4         1     80       3         1     81       3         1
        On outside programs
        and/or projects         4       -         -      4       -         -      5       -         -      5       -         -
                           ------ ------- --------- ------ ------- --------- ------ ------- --------- ------ ------- ---------
Total - Social indicators     392      21         6    339      24         6    936      31         9    562      22         6
                           ====== ======= ========= ====== ======= ========= ====== ======= ========= ====== ======= =========

Headcount                                      2001                     2000                     2001                     2000
                           ------------------------ ------------------------ ------------------------ ------------------------
     No. of employees at
      end of year                            13,620                   11,442                   22,370                   22,779
     No. of new hires during
       year                                   2,558                    1,258                    3,122                    2,190


Amounts relate to the percentage of participation of Parent Company's shareholdings.

(*) The contributions to the private pension plan do not include the transferred shares from CSN to Valia in the amount of R$ 521 (note 9.10
     (l)) and the provision for the early-retirement programs of R$ 78.


(**) Excluding social charges and the income tax and social contribution to the limit of the amount of tax credits.


                                      CVRD                                    19

4    Notes to the Financial Statements

               (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Corporate Law)

9-   NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

(Expressed in millions of Reais)

9.1- Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, geological studies and technological research services, steel and aluminum.

9.2- Presentation of Financial Statements

The financial statements have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute)

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and
Consolidated: Statements of Cash Flow, Value Added and the Labor and Social Indicators (pages 17, 18 and 19). The Statement of Value Added presents economic information on the wealth created by the Company (aggregate values) and the distribution of this wealth in accordance with its production factors. The presentation of this statement is encouraged by the CVM to inform society of the application of the Company's resources in projects with important social effects. The labor and Social Indicators, developed from a model suggested by the CVM, presents information about the Company's application of resources in social programs.

Certain amounts and classifications in the 2000 financial statements have been adjusted to the criteria used in 2001 for better comparability (Note 9.25).

9.3- Principles of Consolidation

     (a) The consolidated financial the balances of assets and liabilities at December 31, 2001 and 2000 statements show and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly controlled companies;

     (b) All significant intercompany the Parent Company's investments in its direct and indirect balances and subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

     (c) In the case of investments in which the control is shared with other stockholders, the components of companies in assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each company in which investments were made;

     (d) The principal figures of the companies included in the consolidation are presented in Attachment I.

9.4- Significant Accounting Policies

     (a)  The Company adopts the accrual basis of accounting;

     (b) Assets and liabilities that are realizable or due more than twelve months after the balance sheet date are classified as long-term;

     (c) Marketable securities classified as cash and cash equivalents are stated at cost plus accrued income earned through the balance date;

     (d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or net realizable value;

     (e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the balance sheet date, and those in local currency are restated based on contractual indexes;

     (f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable; and

     (g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is computed by the unit-of-production method. Since 2001 the Company, based on technical studies, concluded for the revision of useful lives (depreciation rates) of certain equipment/installations. The effects of such revision generated a net reduction of approximately R$ 135 on the result of 2001;


20                                    CVRD

     (h) Pre-operating costs except for financial charges related to large-scale projects are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to the Sossego and Salobo copper projects.

     (i) The financial statements of the Parent Company proposal reflect management's appropriation of the net income for the year, for the approval of the Annual General Meeting.

9.5- Cash and Cash Equivalents
                                              Parent Company     Consolidated
                                              --------------     ------------
                                                 2001   2000      2001   2000
                                              -------  -----     -----  -----
Marketable securities (*)                         292  1,323     1,952  1,807
Fixed-yield bond investments (funds)              163    128       563    602
Government securities (NBC-E, NTN-D, LFT)         189    117       200    150
Others                                              1      1        93     83
                                              -------  -----     -----  -----
                                                  645  1,569     2,808  2,642
                                              =======  =====     =====  =====

(*) For part of these investments the Company contracted swap operations with financial institutions, mainly related to interest rate and/or currency variations.


9.6- Accounts Receivable from Customers
                                              Parent Company     Consolidated
                                              --------------     ------------
                                                 2001   2000      2001   2000
                                              -------  -----     -----  -----
Domestic                                          360    401       349    395
Export                                            600  1,089     1,220    913
                                                  960  1,490     1,569  1,308
Allowance for doubtful accounts                   (22)   (19)      (53)   (30)
Allowance for ore weight credits                  (18)   (12)      (19)   (12)
                                              -------  -----     -----  -----
                                                  920  1,459     1,497  1,266
                                              =======  =====     =====  =====


                                     CVRD                                     21

9.7- Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

                                                                                  Assets   Liabilities
                                                                            ------------  ------------
                                                                             2001   2000   2001   2000
                                                                            -----  -----  -----  -----
Subsidiaries
Rio Doce Internat iona l Finance Ltd.                                         675     98  1,153  1,241
Itabira Rio Doce Company L imited - ITACO                                     398    882    235     36
M ineracao Tacuma Ltda                                                        215     48      1      -
CVRD Overseas Ltd.                                                             76     95    838    597
Docepar S.A.                                                                   66      5      -      1
Sibra Eletrosiderurgica Brasileira S.A.                                        58     39     37      4
Brasilux S.A.                                                                  56      -     15     18
Vale do Rio Doce Aluminio S.A. - ALUVALE                                       32     19    123     75
Others                                                                        121    140    185    182
                                                                            -----  -----  -----  -----
                                                                            1,697  1,326  2,587  2,154
                                                                            -----  -----  -----  -----
Jointly controlled companies
Alumina do Norte do Brasil S.A. - ALUNORTE                                    741    649    176     86
Ferrovia Centro-Atlantica S.A. - FCA                                          177    185      4     34
Salobo Metais S.A.                                                            164    148      -      -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                         80     66     58     15
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS                      48     41     65     45
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                            46     57     11     75
Companhia Yta lo-Brasileira de Pelotizacao - ITABRASCO                         41     34     40     43
Others                                                                        109     80     52     17
                                                                            -----  -----  -----  -----
                                                                            1,406  1,260    406    315
                                                                            -----  -----  -----  -----
Affiliates                                                                     37     14      -      -
                                                                            -----  -----  -----  -----
                                                                            3,140  2,600  2,993  2,469
                                                                            =====  =====  =====  =====
Represented by:
Commercial balances (sales and purchases of products and services) (*)        773  1,241    272    228
Short-term financial balances                                               1,011    200    716    421
Long-term financial balances                                                1,356  1,159  2,005  1,820
                                                                            -----  -----  -----  -----
                                                                            3,140  2,600  2,993  2,469
                                                                            =====  =====  =====  =====


(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors."


The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs from sales and services and financial income and expenses, are as follows:

                                                                                         Parent Company
                                                                            ---------------------------
                                                                                   Income  Expense/cost
                                                                            -------------  ------------
                                                                             2001    2000   2001   2000
                                                                            -----   -----  -----  -----
Alumina do Norte do Brasil S.A.- ALUNORTE                                     180     106     20      6
Brasilux S.A.                                                                  54       -    111      -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                        184     143    156     33
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS                     181     138    182    143
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO                         166     121     82     44
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                           333     314    325    376
Companhia Siderurgica de Tubarao - CST                                        348     290      -      -
CVRD Overseas Ltd.                                                            804     187    190     46
Ferteco Mineracao S.A.                                                        105       -      2      -
Itabira Rio Doce Company Limited - ITACO                                    2,223   1,610     24     17
Rio Doce International Finance Ltd.                                            72      20     71     65
S.A. Mineracao da Trindade - SAMITRI                                           72     133     32      2
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                           133      86      -      -
Others                                                                        295     124    181    189
                                                                            -----   -----  -----  -----
                                                                            5,150   3,272  1,376    921
                                                                            =====   =====  =====  =====



22                                    CVRD

9.8- Inventories
                                                          Parent
                                                         Company    Consolidated
                                                     -----------   -------------
                                                     2001   2000    2001   2000
                                                     ----   ----   -----  -----
Finished products
  . Iron ore and pellets                              167    120     361    237
  . Manganese                                           3     12     128     77
  . Gold                                               12      8      12      8
  . Aluminum                                            -      -      69     59
  . Steel products                                      -      -     173    234
  . Timber, pulp and paper                              -      -       -     66
  . Others                                             17      5      46     24
                                                     ----   ----   -----  -----
Spare parts and maintenance supplies                  249    182     537    463
                                                     ----   ----   -----  -----
                                                      448    327   1,326  1,168
                                                     ====   ====   =====  =====

9.9- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

                                                     Deferred      Deferred
                                                       assets   liabilities
                                                 ------------   -----------
                                                  2001   2000    2001  2000
                                                 -----  -----    ----  ----
Tax loss carryforward                              225    -         -     -
Temporary differences:
   . Pension Plan                                  168    234       -     -
   . Contingent liabilities                        243    167       -     -
   . Provision for losses on assets                192     37       -     -
   . Provision for losses on derivative
     financial instruments                          26      -       -     -
   . Others                                         56     26       -     -
                                                 -----  -----    ----  ----
                                                   685    464       -     -
Inflationary profit                                  -      -      13    16
Capital reserve - special monetary
  restatement - Law 8,200                            -      -      19    39
Accelerated depreciation                             -      -      11    -
Long-term sales                                      -      -      44    37
                                                 -----  -----    ----  ----
Total Parent Company                               910    464      87    92
Consolidated companies (*)                         387    556     256   291
                                                 -----  -----    ----  ----
Total Consolidated                               1,297  1,020     343   383
Parent Company - short-term                        613    173       -     -
Parent Company - long-term                         297    291      87    92
                                                 -----  -----    ----  ----
                                                   910    464      87    92
Consolidated - Short-term (**)                     628    233      46    44
Consolidated - Long-term                           669    787     297   339
                                                 -----  -----    ----  ----
                                                 1,297  1,020     343   383
                                                 =====  =====    ====  ====

The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verao" monetary plan). It has already obtained a ruling in favor of compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling total approximately R$ 405, and the accounting effects have not yet been recognized in the financial statements.


(*) Includes, basically, tax losses of companies in the aluminum and pulp areas, as well as temporary differences.

(**) Recorded in the consolidated balance sheet as "Others" under current liabilities.


                                      CVRD                                    23

The amounts reported as income tax and social contribution which affected income for the year are as follows:

                                                                  2001   2000
                                                                ------  -----
Income before income tax and social contribution                 2,694  1,984
(Less) Equity in results of subsidiaries and
  affiliated companies                                            (708)  (799)
(Less) Result from discontinued operations,
  except for gain on sale of Bahia Sul                          (1,540)  (184)
(Less) Provision for losses                                        245     57
                                                                ------  -----
                                                                   691  1,058
Income tax and social contribution at
  combined tax rates                                                34%    34%
                                                                ------  -----
Federal income tax and social contribution
  at statutory rates                                              (235)  (360)
Social contribution rate differential                                -     (4)
                                                                ------  -----
                                                                  (235)  (364)
Adjustments to net income which modify the
  effect on the result for the year:
   . Income tax benefit from interest on
     stockholders' equity                                          603    436
   . Fiscal incentives                                              54     60
   . Others                                                        (65)    17
                                                                ------  -----
Income tax and social contribution - Parent Company                357    149
Income tax and social contribution - consolidated companies        (98)  (160)
                                                                ------  -----
Total consolidated                                                 259    (11)
                                                                ======  =====


24                                    CVRD

9.10- Investments

                                                                     Adjusted                       Result of invsetment
                                                         Adjusted  Net income          Investments        participations
                                           Partici-  Stockholders'  (loss) for  ------------------  --------------------
                                           pation %         equity    the year      2001      2000        2001      2000
                                           --------  ------------- -----------  --------  --------  ----------   -------
Subsidiaries
  CELMAR S.A. - Industria de
    Celulose e Papel (c)                      85.00           (70)        (135)        -        56         (56)        -
 Florestas Rio Doce S.A. (c)                  99.85            91           10        91       112          10        (3)
 Itabira Internacional Servicos e
   Comercio Lda. (a, h)                       99.99           759          242       759       517         242       173
  Navegacao Vale do Rio Doce S.A. -
    DOCENAVE (c)                             100.00           351          (44)      351       395         (44)       16
  Rio Doce Europa Servicos e Comercio -
    RDE (a, i)                                99.80         2,222          133     2,218       614         202       147
  S.A. Mineracao da Trindade - SAMITRI (d,
    k)                                       100.00             -            1       792     1,327           1         9
  SIBRA Eletrosiderurgica Brasileira S.A.
    (c, d, e)                                 98.16           210           69       509       518          71         -
  Vale do Rio Doce Aluminio S.A. - ALUVALE
    (c, f, j)                                 94.74           827          146       783       678         138       283
  Zagaia Participacoes S.A. (d, o)           100.00         1,218          (60)    1,218         -         (60)        -
  Others (c, n)                                                                      314       469          19       (19)
                                                                                --------  --------  ----------   -------
                                                                                   7,035     4,686         523       606
                                                                                --------  --------  ----------   -------
Jointly controlled companies
  Bahia Sul Celulose S.A. (c, q)                  -             -            -         -       404           -         -
  Celulose Nipo-Brasileira S.A. - CENIBRA
    (c, m)                                        -             -            -         -       314           -         -
  Companhia Coreano-Brasileira de
    Pelotizacao - KOBRASCO (b, c)             50.00            14          (38)        7        26         (19)        3
  Companhia Hispano-Brasileira de
    Pelotizacao - HISPANOBRAS (b, c)          50.89            80           25        41        35          13        11
  Companhia Italo-Brasileira de
    Pelotizacao - ITABRASCO (b, c)            50.90            58           28        30        23          14         7
  Companhia Nipo-Brasileira de Pelotizacao
    - NIBRASCO (b, c)                         51.00            83          (14)       42        61          (7)       18
  Companhia Siderurgica de Tubarao - CST
    (b, d, e)                                 22.85         2,857           62       504       505          14        52
  Companhia Siderurgica Nacional - CSN (c,
    l)                                            -             -            -         -       432         108        58
  Minas da Serra Geral S.A. - MSG (b, c)      51.00            51           12        26        30           6         7
  Samarco Mineracao S.A. (b)                  50.00           452          106       226         -          59         -
  Others (b, c)                                                                       96        56           3         1
                                                                                --------  --------  ----------   -------
                                                                                     972     1,886         191       157
                                                                                --------  --------  ----------   -------
Affiliated companies
  Ferroban - Ferrovias Bandeirantes
    S.A. (c)                                  18.74            21         (110)        4        24         (21)       (9)
  Fertilizantes Fosfatados S.A. -
    FOSFERTIL (e)                             10.96           512          124        56        49          14        10
  Usinas Siderurgicas de Minas Gerais S.A.
    - USIMINAS (d, e)                         11.46         3,619            5       415       481           1        35
                                                                                --------  --------  ----------   -------
                                                                                     475       554          (6)       36
                                                                                --------  --------  ----------   -------
Investments at cost                                                                    4         4           -         -
                                                                                --------  --------  ----------   -------
                                                                                   8,486     7,130         708       799
                                                                                --------  --------  ----------   -------
Provision for losses
  CELMAR S.A. - Industria de Celulose e
    Papel (c)                                                                        (59)        -         (59)        -
  Companhia Ferroviaria do Nordeste (c)                                              (33)        -         (33)        -
  DOCEPAR S.A. (c)                                                                   (37)      (57)         20       (57)
  Ferrovia Centro-Atlantica S.A (c, g)                                                 -         -         (97)        -
  Para Pigmentos S.A.                                                                  -         -         (58)        -
  Others                                                                             (10)        -         (18)        -
                                                                                --------  --------  ----------   -------
                                                                                    (139)      (57)       (245)      (57)
                                                                                --------  --------  ----------   -------
Amortization of goodwill                                                               -         -        (437)      (27)
                                                                                --------  --------  ----------   -------
Others                                                                                 -         -          11         -
                                                                                --------  --------  ----------   -------
Total                                                                              8,347     7,073          37       715
                                                                                ========  ========  ==========   =======


Notes:

(a) Equity in companies located abroad is converted into local currency at rates in effect on the financial statements date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b) Notwithstanding the stockholdings, the classification as a jointly controlled company results from the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose financial statements were examined by other independent auditors;


                                     CVRD                                     25

(d)  Goodwill and negative goodwill on investments are as follows:

                                                                                 2001      2000
                                                                                -----     -----
     Goodwill
          SIBRA Eletrosiderurgica Brasileira S.A (included R$ 29
            of goodwill on CPFL)                                                  332       412
          Caemi Mineracao e Metalurgia S.A (indirectly through Amazon)            517         -
          Ferteco Mineracao S.A (indirectly through Zagaia)                     1,028         -
          Para Pigmentos S.A.                                                       -        83
          S.A. Mineracao da Trindade (merged on October 1,2001)
            - SAMITRI                                                             792       809
          SOCOIMEX (merged on August 31,2000)                                      60        77
          Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                       -        55
          Others                                                                   96        91
                                                                                -----     -----
                                                                                2,825     1,527
                                                                                =====     =====
     Negative goodwill
          Bahia Sul Celulose S.A.                                                   -       (14)
          Companhia Siderurgica                                                     -       (46)
          Nacional - CSN
          Companhia Siderurgica de Tubarao - CST                                 (149)     (149)
                                                                                -----     -----
                                                                                 (149)     (209)
                                                                                =====     =====
     Goodwill was amortized as follows:
                                                                                 2001      2000
                                                                                -----     -----
     Ferrovia Centro-Atlantica S.A (c, g)                                        (147)        -
     Gulf Industrial Investment Co. - GIIC (a, c, h, i)                           (60)        -
     Para Pigmentos S.A.                                                          (83)      (14)
     SIBRA Eletrosiderurgica                                                      (81)       (5)
     Brasileira S.A. (c, e)
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                          (55)       (8)
     Others (a,c,i)                                                               (11)        -
                                                                                -----     -----
                                                                                 (437)      (27)
                                                                                =====     =====


(e)  Investments in companies that were listed on stock exchanges in 2001:

                                                                Book    Market
                                                               Value     Value
                                                               -----    ------
     Companhia Siderurgica de Tubarao - CST                      504       265
     Fertilizantes Fosfatados S.A. - FOSFERTIL                    56        96
     SIBRA Eletrosiderurgica Brasileira S.A. (preferred shares)  259        93
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS         415       134

     The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges.

(f)  Indirect holdings through Aluvale:

                                                                                                          Equity
                                                        Partici-       Adjusted      Investments     adjustments
                                                          pation  Stockholders'     ------------    ------------
                                                               %         equity     2001    2000    2001    2000
                                                        --------  -------------     ----    ----    ----    ----
     ALBRAS - Aluminio Brasileiro S.A (c)                  51.00            223      114      97      17     125
     ALUNORTE - Alumina do Norte do Brasil S.A. (c)        45.58            526      240     212     (23)     12
     Mineracao Rio do Norte S.A. (c)                       40.00            605      242     217      98      74
     Valesul Aluminio S.A. (c)                             54.51            225      123      99      23      22
     Own operations                                                                   64      53      23      50
                                                                                     ---     ---     ---     ---
                                                                                     783     678     138     283
                                                                                     ===     ===     ===     ===

(g) The investment of CVRD in Ferrovia Centro-Atlantica S.A. is held through its subsidiary Mineracao Tacuma Ltda.


26                                    CVRD

(h)  Indirect holdings through Itabira Internacional Servicos e Comercio Lda.:

                                                                                    Equity
                                                               Investments     adjustments
                                                              ------------    ------------
                                                              2001    2000    2001    2000
                                                              ----    ----    ----    ----
     California Steel Industries, Inc - CSI (a, c)               -     226      58      58
     CVRD Overseas Ltd. (a)                                      -      60      25       -
     Gulf Industrial Investment Co. - GIIC (a, c, d)             -     182       3       3
     Rio Doce Manganese Europe - RDME (a, c)                     -      71       8       5
     S.A. Mineracao da Trindade - SAMITRI                        -       -       -       6
     Siderar Sociedad Anonima Industrial y Comercial (a, c)      -      29       5       3
     Vale do Rio Doce Aluminio S.A. - ALUVALE (c)                -      38       2      16
     Itabira Rio Doce Company Limited (a)                        -       -      35      72
     Other participations (a)                                    -      27       6      10
     Own ope rations (a)                                       759    (116)    100       -
                                                               ---     ---     ---     ---
                                                               759     517     242     173
                                                               ===     ===     ===     ===

     In July 2001, Itabira Rio Doce Company Limited was sold to Rio Doce International Finance Ltd., a wholly owned subsidiary of Rio Doce Servicos e Comercio - RDE.


(i)  Indirect holdings through Rio Doce Europa Servicos e Comercio - RDE:

                                                                                                          Equity
                                                            Partici-       Adjusted      Investments     adjustments
                                                              pation  Stockholders'     ------------    ------------
                                                                   %         equity     2001    2000    2001    2000
                                                            --------  -------------     ----    ----    ----    ----
     Amazon Iron Overseas Co. Ltd. (a, d, p)                  100.00            669      669       -       -       -
     California Steel Industries, Inc - CSI (a, c)             50.00            512      256       -      (3)      -
     CVRD Overseas Ltd. (a)                                   100.00            173      173       -      77       -
     Camelback Corporation (a,c)                              100.00            116      116       -       -       -
     Gulf Industrial Investment Co. - GIIC (a, c)              50.00            176       88       -      12       -
     Itabira Rio Doce Company Limited - ITACO (a, j, m)        99.99            976      976       -     (82)      -
     Rio Doce Manganese Europe - RDME (a, c)                  100.00             82       82       -      12       -
     Siderar Sociedad Anonima Industrial y Comercial (a, c)     4.85            722       35       -       -       -
     Vale do Rio Doce Aluminio S.A. - ALUVALE (c, j)            5.26            827       44       -       6       -
     Other participations (a)                                                             30       -       8       -
     Own operations (a)                                                                 (251)    614     172     147
                                                                                       -----     ---     ---     ---
                                                                                       2,218     614     202     147
     Amortization of goodwill - Rio Doce Manganese
       Europe - RDME                                                                       -       -      (9)      -
     Amortization of goodwill - Gulf Industrial
       Investment Co. - GIIC                                                               -       -     (60)      -
                                                                                       -----     ---     ---     ---
                                                                                       2,218     614     133     147
                                                                                       =====     ===     ===     ===


(j) The consolidated shareholding in Vale do Rio Doce Aluminio S.A. - ALUVALE is 100.0% (the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital);

(k) In May 2000, the Company together with its subsidiary Itaco acquired control of S.A. Mineracao da Trindade - Samitri for a total price of R$
     971. This acquisition gave rise to goodwill of R$ 658.

     In September 2000, through a public offer on the Sao Paulo Stock Exchange
     - BOVESPA, CVRD acquired 36.24% of the capital of Samitri for a price of R$ 70.42 per lot of 1,000 shares, increasing its shareholding to 99.30% of the total capital. With these acquisitions the total goodwill increased to R$ 809.

     In February 2001, an Extraordinary General Meeting approved the incorporation of the Samitri shares. The minority stockholders received preferred class A shares issued by CVRD, which were in treasury, in the proportion of 1 CVRD share to 628 Samitri shares. This operation resulted in additional goodwill of R$ 4, for a total goodwill of R$ 813, which is being amortized based on the expected future profitability of Samitri.

     In October 2001, an Extraordinary General Meeting approved the merger of Samitri into CVRD.

(l) In March 2001, CVRD withdrew from CSN by unwinding the cross-participation relationship between the companies. This transaction created the opportunity to address and resolve the following questions:


                                      CVRD                                    27

(1) The signing of a contract with CSN which guarantees to the Company certain preemptive rights, for a period of thirty years, as follows: (a) purchase of any iron ore surplus produced by the Casa de Pedra mine; (b) the lease and acquisition of the Casa de Pedra mine; (c) the development of a pelletizing plant supplied by iron ore produced by that mine, if CSN decides to enter into a joint venture with third parties. Conversely, CSN has the right of preference in constructing, in conjunction with the Company, any greenfield steel making project which the Company decides to implement under its own control over the next five years;

(2) The transfer to VALIA of its interest in CSN (10.33% of CSN's total capital), (which will not participate in the CSN shareholders' agreement). These shares were valued at approximately R$ 521 million, R$ 70.22 per lot of 1000 shares, based on the weighted average price of the last thirty trading sessions at BOVESPA in the period ended on Mach 9, 2001. This transaction generated a gain for the Company, eliminated VALIA's actuarial deficit and significantly increased the Company's borrowing capacity; and

(3) This operation resulted in a gain on investments accounted for by the equity method of R$ 108 and a gain of R$ 10 on the sales of shares to VALIA, which is recorded as "Others - Result of shareholdings".

(m)  In September 2001, CVRD concluded the sale of Celulose Nipo-Brasileira S.
     A. - Cenibra to Japan Brazil Paper and Pulp Resources Development Co., Ltd., which exercised its right to purchase 51.48% of the shares held by its subsidiary Itabira Rio Doce Company Limited - Itaco for US$ 671. This transaction resulted in a gain of R$ 1,472 included in discontinued operations.

(n) In September 2001, CVRD acquired 99.99% of the quotas of Belem - Administracoes e Participacoes Ltda. for R$ 68, while its wholly- owned subsidiary Docepar S. A. acquired the remaining 0.01%.

     Belem is a non-operational limited liability company that has a 9.9% holding in Empreendimentos Brasileiros de Mineracao S. A. - EBM, which in turn owns 51% of Mineracoes Brasileiras Reunidas S. A. - MBR, an unlisted Brazilian company that produces iron ore.

(o) In September 2001, CVRD converted into capital the advances made for the future capital increase in Zagaia Participacoes S. A. in the amount of R$ 1,278. Zagaia is a non operational company that holds 100% of the social capital of Ferteco Mineracao S. A..

(p) In December 2001, CVRD, acting through its wholly-owned foreign subsidiary Itaco, acquired all the shares of Amazon Iron Ore Overseas Co. Ltd. (Amazon) from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Japan's Mitsui & Co., Ltd. (Mitsui) for US$ 279.

     Amazon holds 659,375,000 common shares of Caemi Mineracao e Metalurgia S.A. (Caemi), corresponding to 50% of its voting capital. Caemi is a Brazilian company headquartered in Rio de Janeiro, with stakes in the iron ore, kaolin, refractory bauxite and railroad sectors.

     This acquisition was approved by the European Commission subject to the commitment to sell the participations of Caemi in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. The commitment satisfies the only reservation expressed by the Commission regarding the antitrust aspects of the deal.

     With the conclusion of the transaction, CVRD and Mitsui each hold 50% of Caemi's common shares.

(q) In April 2001 CVRD sold 32% of the capital of Bahia Sul Celulose S.A. to Companhia Suzano de Papel for US$ 318 (R$ 687). This transaction resulted in a gain of R$ 230 included in discontinued operations.

(r) The total of R$ 3,113 (R$ 2,297 in 2000) of investments on the consolidated balance sheet is represented mainly by investments in affiliated companies and goodwill in subsidiary and jointly held companies, presented in Item (d) above.

(s) Attachment II presents additional information about the companies in the areas of aluminum and pellets.


28                                    CVRD

9.11-Property, Plant and Equipment

(a)  By business area:

                                                                   Parent Company                                 Consolidated
                                           --------------------------------------     ----------------------------------------
                                                                   2001      2000                              2001       2002
                                           ----------------------------    ------     -----------------------------     ------
                                                 Accumulated                                Accumulated
                                                      depre-                                     depre-
                                             Cost    ciation        Net       Net       Cost    ciation         Net        Net
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Ferrous - Northern System
     Mining                                 1,537       (737)       800       776      1,537       (737)        800        776
     Railroads                              2,658       (982)     1,676     1,620      2,658       (982)      1,676      1,620
     Ports                                    514       (241)       273       253        514       (241)        273        253
     Construction in progress                 385          -        385       232        385          -         385        232
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                            5,094     (1,960)     3,134     2,881      5,094     (1,960)      3,134      2,881
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Ferrous - Southern System
     Mining                                 2,479     (1,466)     1,013       783      3,539     (2,047)      1,492      1,130
     Railroads                              3,027     (1,837)     1,190     1,104      3,027     (1,837)      1,190      1,104
     Ports                                    559       (429)       130       128        763       (473)        290        128
     Construction in progress                 386          -        386       343        427          -         427        352
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                            6,451     (3,732)     2,719     2,358      7,756     (4,357)      3,399      2,714
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Pelletizing                                605       (436)       169       146      1,625     (1,024)        601        766
   Construction in progress                   388          -        388       152        412          -         412        187
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                              993       (436)       557       298      2,037     (1,024)      1,013        953
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Energy (*)                                 190        (15)       175       140        203        (16)        187        140
   Construction in progress                   149          -        149        58        149          -         149         58
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                              339        (15)       324       198        352        (16)        336        198
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Total Ferrous                           12,877     (6,143)     6,734     5,731     15,239     (7,357)      7,882      6,746
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Non-Ferrous
     Potash                                   110        (35)        75        59        110        (35)         75         59
     Gold                                     615       (418)       197       321        615       (418)        197        321
     Research and projects                     42        (22)        20        20        164        (25)        139        120
     Kaolin                                     -          -          -         -        231        (48)        183        124
     Construction in progress                  58          -         58        59         86          -          86         84
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                              825       (475)       350       459      1,206       (526)        680        708
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Logistics                                  901       (515)       386       385      1,756       (847)        909        899
   Construction in progress                    51          -         51        14         86          -          86         53
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                              952       (515)       437       399      1,842       (847)        995        952
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Holdings
     Steel                                      -          -          -         -      1,806       (691)      1,115      1,139
     Pulp and paper                             -          -          -         -         36         (4)         32      1,220
     Aluminum                                   -          -          -         -      2,303     (1,188)      1,115      1,208
     Ferro-alloys                               -          -          -         -        638       (326)        312        273
     Other participations                       -          -          -         -          3          -           3          -
   Construction in progress                     -          -          -         -        597          -         597        280
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                                -          -          -         -      5,383     (2,209)      3,174      4,120
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Corporate                                   88        (41)        47        48         88        (41)         47         48
   Construction in progress                    13          -         13         8         13          -          13          8
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                              101        (41)        60        56        101        (41)         60         56
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Total                                   14,755     (7,174)     7,581     6,642     23,771    (10,980)     12,791     12,582
                                           ======    =======     ======    ======     ======    =======      ======     ======


(b)  By classification of asset:

                                                                   Parent Company                                 Consolidated
                                           --------------------------------------     ----------------------------------------
                                                                   2001      2000                              2001       2002
                                           ----------------------------    ------     -----------------------------     ------
                                                 Accumulated                                Accumulated
                                                      depre-                                     depre-
                                             Cost    ciation        Net       Net       Cost    ciation         Net        Net
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Land and buildings                       1,484       (626)       858     1,016      2,818     (1,131)      1,687      1,970
   Installations                            4,165     (2,596)     1,569     1,480      7,781     (4,438)      3,343      3,386
   Equipment                                  893       (534)       359       288      2,473     (1,301)      1,172      1,682
   Ships                                        -          -          -         -        500       (249)        251        384
   Railroads                                5,138     (2,693)     2,445     2,168      5,369     (2,763)      2,606      2,291
   Mineral rights                             429       (161)       268       255        657       (201)        456        434
   Forests                                      -          -          -         -         31         (9)         22        335
   Others                                   1,216       (564)       652       576      1,987       (888)      1,099        846
                                           ------    -------     ------    ------     ------    -------      ------     ------
                                           13,325     (7,174)     6,151     5,782     21,616    (10,980)     10,636     11,328
   Construction in progress                 1,430          -      1,430       866      2,155          -       2,155      1,254
                                           ------    -------     ------    ------     ------    -------      ------     ------
   Total                                   14,755     (7,174)     7,581     6,642     23,771    (10,980)     12,791     12,582
                                           ======    =======     ======    ======     ======    =======      ======     ======


                                      CVRD                                    29

(*) The increase in the energy area refers to the recording as a fixed asset of the investment in the Porto Estrela Hydroelectric Plant. CVRD has an equal 1/3 interest in this undertaking along with the Companhia Energetica de Minas Gerais (Cemig) and Coteminas. The project required investments of R$ 101, with CVRD's initial share of the power output being destined for the Tubarao Complex in Espirito Santo State. The plant has been in commercial operation since December 1, 2001.

The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion of property, plant and equipment have been allocated to cost of production and services and to administrative expenses as follows:

                                              Parent Company       Consolidated
                                              --------------      -------------
                                              2001      2000      2001     2000
                                              ----      ----      ----     ----
   Cost of production and services             484       272       799      638
   Administrative expenses                      19        14        28       25
                                              ----      ----      ----     ----
                                               503       286       827      663
                                              ====      ====      ====     ====

9.12-Loans and Financing

Short-term

                                              Parent Company       Consolidated
                                              --------------      -------------
                                              2001      2000      2001     2000
                                              ----      ----      ----     ----
   Exports                                     927       554     1,704    1,219
   Imports                                       -        22         9       23
   Working capital                               -         -        32       31
                                              ----      ----      ----     ----
                                               927       576     1,745    1,273
                                              ====      ====      ====     ====

The average annual interest rates on short-term loans and financing in respectively, 4.96% 2001 and 2000 were, and 6.93%.

Long-term

                                                            Parent Company                    Consolidated
                                                --------------------------    ----------------------------
                                                    Curren       Long-Term         Current       Long-Term
                                                Liabilities    Liabilities     Liabilities     Liabilities
                                                -----------   ------------    ------------    ------------
                                                 2001  2000    2001   2000     2001   2000     2001   2000
                                                ----- -----   -----  -----    -----  -----    -----  -----
   Foreign operations
   Loans and financing maturing up to
   2011, in:
     U.S. dollars                                 282   274   1,774  1,495      686    556    3,178  2,544
     Yen                                           19    19      63      8       83     81      191    193
     Other currencies                               1     1       1      2        4      4      179    155
   Notes in U.S. dollars                            -     -   1,160    978        -      -    1,160    988
   Securitization of exports                        -     -       -      -        9      -      722    587
   Perpetual notes                                  -     -       -      -        -      -      129    108
   Accrued charges                                 46    64       -      -       64     93        -      -
                                                ----- -----   -----  -----    -----  -----    -----  -----
                                                  348   358   2,998  2,483      846    734    5,559  4,575
                                                ----- -----   -----  -----    -----  -----    -----  -----
   Local operations
   Indexed by TJLP, TR(*) and IGP-M                 8     7      48     16      137    108      261    486
   Basket of currencies                            27    23      63     77       35     29       92    156
   Loans in U.S. dollars                            2     8     210      -       38     89      826    436
   Other currencies                                 -     -       -      9        -      -        -      -
   Non-convertible debentures                       -     -       7      7        -      -       27      7
   Accrued charges                                  2     4       -      -        7     10        -      -
                                                ----- -----   -----  -----    -----  -----    -----  -----
                                                   39    42     328    109      217    236    1,206  1,085
                                                ----- -----   -----  -----    -----  -----    -----  -----
                                                  387   400   3,326  2,592    1,063    970    6,765  5,660
                                                ===== =====   =====  =====    =====  =====    =====  =====

(*)  TR - Reference Rate

30                                      CVRD

(a) Foreign loans and financing were converted into reais at exhcnage rates effective on the finanical statements date, with US$ 1.00 equal to R$ 2.3204 at 12/31/01 (R$ 1.9554 at 12/31/00) and 1.00 Yen equal to
     R$ 0.017707 at 12/31/01 (R$ 0.017082 at 12/31/00).

(b) Certain loans and financing have specific guarantees. With respect to the balance payable at 12/31/01 these guarantees include:

                                               Parent
                                              Company        Consolidated
                                              -------        ------------
     - Federal  Government guarantees             714                 969
     - Third-party guarantees                      90                  90
     - Mining rights and mortgaged lands            -                  35
     - Ships                                        -                 117
     - Other assets                                 -                 840
                                              -------        ------------
                                                  804               2,051
                                              =======        ============

     The Parent Company's loans and financing with Federal Government guarantees are subject to full contra-guarantees;

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 12/31/01:

                                               Parent
                                              Company        Consolidated
                                              -------        ------------
     2003                                       1,139               2,015
     2004                                       1,384               2,027
     2005                                         287                 819
     2006                                         172                 558
     2007 onward                                  344               1,217
     Without maturity date
       (perpetual notes) (*)                        -                 129
                                              -------        ------------
                                                3,326               6,765
                                              =======        ============

(*) On January 14, 2000, Itaco issued perpetual notes and sold them to Norsk Aluminium Brasil Investments B.V., redeemable upon delivery of 48 billion preferred shares in the affiliated company MRN or, in case of early termination, for US$ 48 plus the present value of the average annual dividends declared and paid by MRN over the 3 years immediately prior to the termination, multiplied by 20 and discounted at a rate of 10% per year.

(d) Long-term external and domestic loans and financing were subject to annual interest rates in 12/31/01 as follows:

                                               Parent
                                              Company        Consolidated
                                              -------        ------------
     Up to 7%                                   2,313               4,580
     7.1 to 9%                                    101               1,586
     9.1 to 11%                                 1,179               1,257
     Over 11%                                     120                 276
     No stated rate (perpetual notes)               -                 129
                                              -------        ------------
                                                3,713               7,828
                                              =======        ============

(e) The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 12/31/01 are close to their market values.


                                      CVRD                                    31

(f)  The Company's loans and financing, by currencies/index in:

                               [Graphic Omitted]

(g)  Consolidated loans and financing, broken down by currencies/index in:


                               [Graphic Omitted]


9.13-Securitization Program

On September 29, finalized the financial conditions for a US$ 300 securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd. This transaction, relating to exports of iron ore and pellets to six of CVRD's customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

                       Amount                  Grace Period    Yield to Investor
Tranches         (US$ million)      Maturity         (years)              (p.y.)
------------      -----------     ----------   ------------    -----------------
1                          25     10/15/2007              2               8.682%
2 (insured)               125     10/15/2007              2          Libor+0.65%
3                         150     10/15/2010              3               8.926%

The balance of this operation in 2001 totals R$ 706 (R$ 10 in current liabilities and R$ 696 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 9.7).

9.14 -Contingent Liabilities

At the financial statement dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:


32                                    CVRD

                                                   Judicial  Provisions for
                                                   deposits   contingencies
                                              -------------  --------------
                                               2001    2000    2001    2000
                                              -----   -----   -----   -----
   Tax contingencies                            284      90     308     132
   Labor claims                                 109     111     300     214
   Civil claims                                   4       2     273     239
   Financial applications                       114      98       -       -
   Others                                         5       2      13      12
                                              -----   -----   -----   -----
   Total Parent Company                         516     303     894     597
   Consolidated companies                       112      87     323     156
                                              -----   -----   -----   -----
   Total consolidated                           628     390   1,217     753
                                              =====   =====   =====   =====
   Consolidated - short term (*)                  3       3       -       -
   Consolidated - long term                     625     387   1,217     753
                                              -----   -----   -----   -----
                                                628     390   1,217     753
                                              =====   =====   =====   =====

(*)  Recorded under "others" in current assets.

     The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

     Tax contingencies relate principally to a legal process claiming unconstitutionality of the change in the calculation basis of PIS and COFINS social contribution introduced by Law 9718/98.

     Labor-related actions principally comprise employee claims for (i) payment for time commuting to and from work; (ii) additional payments for allegedly dangerous or unhealthy working conditions; and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

     Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

     Financial applications are related to guarantees of civil claims.

(b) Guarantees given to subsidiary and jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:

                                                                  2001    2000
                                                                 -----   -----
     ALBRAS - Aluminio Brasileiro S.A.                             840     728
     ALUNORTE - Alumina do Norte do Brasil S.A.                    170     147
     Bahia Sul Celulose S.A.                                         -     257
     CELMAR S.A. - Industria de Celulose e Papel                    88      88
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO         93      78
     FCA - Ferrovia Centro-Atlantica S.A.                          271      83
     ITACO - Itabira Rio Doce Company Limited                      573     240
     Para Pigmentos S.A.                                           118     142
     Salobo Metais S.A.                                            165     141
     Seamar Shipping Corporation                                    88      78
     Sepetiba Tecon                                                 59       7
     Others                                                         20      93
                                                                 -----   -----
                                                                 2,485   2,082
                                                                 =====   =====

     The breakdown of guarantees by currency is:
                                                                  2001    2000
                                                                 -----   -----
     U.S. Dollar                                                 1,924   1,605
     Real                                                          553     463
     French Franc                                                    8      14
                                                                 -----   -----
                                                                 2,485   2,082
                                                                 =====   =====

                                      CVRD                                    33

(c) Upon privatization of the Company in 1997, debentures were issued to the then stockholders, including the federal government. The maturity dates of these debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from subsequent mineral discoveries.

     At present, the debentures cannot be traded. They may only be traded three months after the federal government sells its 27.4% share of the CVRD voting capital, which is currently under way. At this time the Company will be obliged to register the debentures with the CVM to allow their negotiation.

     According to the regulations of the Brazilian Central Bank, the pre-privatization stockholders who held their shares through American Depositary Receipts (ADRs) were not authorized to receive debentures or any other financial benefits related to same. The Company will present a new request to the Central Bank, but there is no guarantee that it will be granted.

     The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenues from determined mineral resources held by the Company in May 1997, as per the table below:

     Area                                        Mineral              Required Payments by CVRD
     ------------------------------------------  -------------------  ----------------------------------------------------
                                                                      1.8% of net revenue, after total production
     Southern System                             Iron ore             from May 1997 exceeds 1.7 billion tons.

                                                                      1.8% of net revenue, after total production
     Northern System                             Iron ore             from May 1997 exceeds 1.2 billion tons.

                                                                      2.5% of net revenue from the beginning of
     Pojuca, Andorinhas, Liberdade and Sossego   Gold and copper      commercial production.

                                                                      2.5% of net revenue, after total production
                                                                      from the beginning of commercial
     Igarape Bahia and Alemao                    Gold and copper      production exceeds 70 tons of gold.

                                                                      2.5% of net revenue after total production
                                                                      from the beginning of commercial
     Fazenda Brasileiro                          Gold                 production exceeds 26 tons.

     Other areas, excluding Carajas/Serra Leste  Gold                 2.5% of net revenue.

                                                                      1% of net revenue, 4 years after the
     Other areas owned as of May 1997            Other minerals       beginning of commercial production.

                                                 Sale of mineral      1% of the sales price.
     All areas                                   rights owned as
                                                 of May 1997

     Based on current production levels and estimates for new projects, the forecast is to start payments referring to copper resources in 2004, iron ore in approximately 2012, and other types of minerals in later years. The obligation to make payment to the debenture holders will expire when the pertinent mineral resources are depleted.

     The Company has commitments under a "take-or-pay" contract to acquire approximately 175.950 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the estimated output of ALBRAS at a market price of US$ 1,453.66 per ton on December 31, 2001, representing an annual commitment of R$ 593. The same applies to 437,214 tons of alumina per year produced by ALUNORTE, which at a market price of US$
     176.08 per ton on December 31, 2001 represents a yearly commitment of R$
     179. The effective take of ALBRAS was R$ 510 and R$ 474 in 2001 and 2000, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 84 and R$ 102 in 2001 and 2000, respectively.

9.15-Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISSO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. In 2001, the provision for environmental liabilities amounted to R$ 66 (R$ 28 in 2000).


34                                    CVRD

9.16-Pension Plan - Valia

The Fundacao Vale do Rio Doce de Seguridade Social - Valia is a non-profit entity, legally separate from the CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and other independent firms that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of Valia, in the following benefit plans:

(a)  Benefit Plan

     Defined Benefit Plan - "BD"

     A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of Valia. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

     Mixed-Benefit Plan - "Vale Mais"

     On December 28, 1999 the federal government's Secretariat of Complementary Social Security, through Announcement No. 866-SPC/COJ, approved the new mixed plan to be instituted by the Foundation, which offers programmable retirement income benefits of the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors.

     "Vale Mais" was established in May 2000 and nearly 98.7% of then active participants migrated to the new plan.

     The contributions of the sponsors are as follows:

     o Ordinary contribution - Destined to accrue the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed 10 "plan reference units" (this limit was R$1,383.86 in December 2001).

     o Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

     o Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

     o Special contribution - Destined to cover any special commitment that may arise.

     During 2001, the Company made contributions to VALIA in the amount of R$ 45 (R$ 41 in 2000) to fund the benefit plans it sponsors.

(b)  Actuarial liability

     This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, in the amount of R$ 461 and an additional amount of R$ 33 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2001 and represent the current value of the benefits and pensions. Part is recorded in "Pension Plan-Valia" in current liabilities - R$ 65 (R$ 59 in 2000) and part in long-term liabilities - R$ 429 (R$ 361 in 2000).

     CVRD decided to record the actuarial liabilities referring to the plans it sponsors as set forth in CVM Deliberation 371, issued on December 13, 2000, directly in net assets for December 31, 2001, net of the corresponding tax effects. The actuarial appraisal of the plans employed the projected unitary credit method, with the assets from plans positioned as of December 31, 2001. The parent company intends to amortize the actuarial gains or losses starting in 2002, in conformity with the referred Deliberation.

Reconciliation of assets and liabilities recognized on the balance sheet as of December 31, 2001

                                                                       Parent
                                                                      Company
                                                                      -------
Present value of actuarial assets integrally or partially covered      (3,222)
Fair value of plan assets                                               3,189
                                                                      -------
Present value of actuarial obligations in excess of fair value
  of assets                                                               (33)
Fiscal effects                                                             11
                                                                      -------
                                                                          (22)
                                                                      =======

                                     CVRD                                     35

Projected expenses to recognize in 2002
                                                                       Parent
                                                                      Company
                                                 ----------------------------
   Cost of current service                                                  3
   Cost of interests                                                      187
   Expected gain on plan assets                                          (186)
                                                 ----------------------------
   Total                                                                    4
                                                 ============================

Actuarial premises adopted in calculation

   Discount rate of contract obligation                             6.0% p.a.
   Expected return rate on assets                                   6.0% p.a.
   Estimated salary increase index                  1.82% p.a. until 47 years
   Estimated benefits increase index             0.0% p.a. since 48 years old
   Inflation rate                                                   0.0% p.a.


   Economical assumptions
   -----------------------------------------------------------------------------
   Mortality table                                                   GAM 1971
   Disabled mortality table                                           IAPC-57
   Invalidity entrance table                                    Alvaro Vindas

As already mentioned, the rate of migration and adhesion to the new plan was above 98% of active employees, thus requiring an actuarial appraisal. This appraisal, conducted by independent actuaries, found a deficit in the mathematical reserves of, at December 31, 1999, R$ 312 (net of tax effects), which was recognized as a liability, and charged to retained earnings . On March 15, 2001, the Company fully amortized the then-existing shortfall, by transferring all its interest (10.33%) in Companhia Siderurgica Nacional - CSN, in the amount of R$ 520, including therein the portion which was the responsibility of its subsidiaries and affiliated companies.

(c)  Subsidiaries and affiliated companies

     Some subsidiary and affiliated companies that do not participate in the social security plan through VALIA also record their actuarial liabilities referring to the plans they sponsor as set forth in CVM Deliberation 371 of December 13, 2000.

9.17-Capital

The Company's capital is R$ 4 billion, corresponding to 388,559,056 book shares, of which 249,983,143 are common shares, 138,575,913 are preferred class "A" shares, the latter including one special preferred share ("Golden Share"), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

The Extraordinary General Meeting held on 04/25/01 approved the increase of capital from R$ 3 billion to R$ 4 billion, without issue of new shares, through the capitalization of reserves in the amount of R$ 1 billion.


36                                    CVRD

On 12/31/01 the Company's capital is comprised as follows:

                                                                                                    Number of shares
                                                          ----------------------------------------------------------
   Stockholders                                                Commom     %      Preferred    %          Total     %
   -----------------------------------------------        -----------   ---    -----------  ---    -----------   ---
   BNDESPar (b)                                           105,443,070    42              -    -    105,443,070    27
   Brasilian Government (National Treasury/BNDES/
     INSS/FPS) (b)                                         78,788,839    32      5,075,341    4     83,864,180    22
   American Depositary Receipts - ADRs                              -     -     57,754,261   42     57,754,261    15
   Litel Participacoes S.A. (a)                            25,272,641    10              -    -     25,272,641     7
   BNDESPar                                                11,672,271     5      1,251,980    1     12,924,251     3
   Clube de Investimentos dos Empregados da
     Vale - INVESTVALE                                     10,362,069     4        269,100    -     10,631,169     3
   Foreign institutional investors                          4,791,199     2     36,056,429   26     40,847,628    10
   Brazil - institutional investors                         4,464,276     2     21,244,238   15     25,708,514     7
   Brazil - retail investors                                4,473,608     2     16,924,473   12     21,398,081     5
   Treasury stock                                           4,715,170     1             91    -      4,715,261     1
                                                          -----------   ---    -----------  ---    -----------   ---
   Total                                                  249,983,143   100    138,575,913  100    388,559,056   100
                                                          ===========   ===    ===========  ===    ===========   ===


(a) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundacao CESP, each of which is a Brazilian pension fund, hold common shares in CVRD and Valepar.

(b) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continued the privatization process started in 1997, as per the terms of the Privatization Rules, selling 68,511,164 common shares of CVRD.

As of 12/31/01, the number of holders of record who are residents of Brazil was 21,862. These shareholders owned 288,365,846 shares, representing 74.2% of the capital stock.

Members of the Board of Directors, as a group, hold 17 common shares and 209 preferred shares.

9.18-American Depositary Receipts (ADR) Program

On 06/20/00, the Company obtained ADR registration (Level 2) from the United States Securities and Exchange Commission (SEC), beginning a process for its shares to be traded on the New York Stock Exchange (NYSE). From 03/21/02, after the sale process of shares of BNDES and the Government, the common shares begun to be traded on NYSE. Each ADR represents 1 (one) preferred Class "A" or common share, traded under the code "RIOPR" and "Rio", respectively.

9.19-Treasury Stock

Board of Directors, as per Article 13, XV, of the Bylaws and Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved acquisition by the Company of its own shares to be held in treasury (Notes 9.17 and 9.20) for later sale or cancellation.

An Extraordinary General Meeting held on 10/24/01 authorized acquisition of up to 19 million nominative book shares, with no par value, with 14 million being common shares and 5 million preferred shares, to hold in treasury for later sale or cancellation, with no reduction in company capital. Up to 12/31/01, 4,715,170 common and 91 preferred shares had been so acquired at a cost of R$ 131.

                               Shares
-------------------------------------                             Average quoted
Class                        Quantity      Unit acquisition cost    market price
-------------  ----------------------    -----------------------  --------------
                    2001         2000    Average     Low    High    2001    2000
               ---------    ---------    -------   -----   -----   -----   -----
Preferred             91    3,659,311      20.03   14.02   52.40   52.44   47.11
Common         4,715,170        7,300      27.80   20.07   52.09   50.21   46.14
               ---------    ---------
               4,715,261    3,666,611
               =========    =========

On 07/25/01 the Company exchanged on the Sao Paulo Stock Exchange (BOVESPA), 3,519,285 preferred shares, maintained previously in treasury, for 3,520,000 common shares, an operation with Bank of America Liberal S.A. - Corretora de Cambio e Valores Mobiliarios as intermediary.


                                      CVRD                                    37

9.20-Reserves

At December 31 these amounts were as follows:
                                                               2001      2000
                                                              -----     -----
   Capital reserves
     Capital surplus                                              -       264
     Special monetary restatement reserve - Law 8,200/91        440       440
     Tax incentive investment reserve                             -        17
     Others                                                       4        20
                                                              -----     -----
                                                                444       741
                                                              =====     =====
   Revenue reserves
     Expansion                                                3,869     3,022
     Depletion                                                1,506     1,506
     Unrealized income                                        1,272     1,710
     Legal                                                      753       600
     Tax incentives                                              54        60
     Treasury stock                                            (131)      (73)
                                                              -----     -----
                                                              7,323     6,825
                                                              =====     =====

The tax incentive investment reserve refers to the amount of tax exemption on profits of undertakings under the Greater Carajas Program, today administered by the Amazon Development Agency - ADA, and the gold and potash undertakings administered by the Northeast Development Agency - ADENE.

In conformity with current applicable corporate legislation, Management has proposed to retain the remaining accrued profits in the expansion reserve, to supply the necessary resources to meet the Company's capital spending budget.

In 1983, CVRD carried out a monetary restatement of its assets, with the increase accounted for as Revaluation Reserve, net of tax effects. CVRD considers that technically the referred monetary restatement of its assets is an integral part of special monetary restatement as per Law 8200. This restatement carried out in 1983 was not a revaluation as such because this assumes, by definition, an adjustment to market prices instead of an adjustment to original prices corrected by an index representative of the loss in purchasing power of Brazilian currency.

Thus, in 2000 the amounts currently stated under the title of "reserve from revaluation of own assets" were reclassified to "capital reserve -special monetary restatement - Law No. 8,200". Adoption of this procedure will not have any effect on the stockholders' equity or results of the Company.

In June 2000, in connection with full adoption of the concept of historic cost (increased by monetary restatement up to 1995), CVRD reversed the reserve from revaluation of the assets of affiliated and jointly controlled companies in the amount of R$ 471, against the equity investments in these companies.

On 12/31/01, the Company had an excess of revenue reserves over capital. In accordance with Corporate Law (Art. 199 Law No. 6404/76), the Board of Directors will propose at the stockholders' meeting an increase in the Company's capital with reserves, in the amount of R$ 1,000, without issuance of new shares, as follows:

   Capital reserves                                  444
   Revenue reserves                                  556
                                                   -----
                                                   1,000
                                                   -----
9.21-Remuneration of Stockholders

Interest on stockholders' equity proposed by Management of the Company for the year ended 12/31/01 was R$ 4.61 per outstanding common and preferred share (R$
3.33 in 2000), totaling R$ 1,774 (R$ 1,282 in 2000). Payment is in two equal installments; the first occurred on December 10, 2001 and the second will be made by April 30, 2002.

According to the Company's Bylaws, the stockholders are entitled to a mandatory dividend of 25% of the net income for the year, adjusted under the terms of corporate law. The preferred shares have the right under the Bylaws to receive mandatory and non-cumulative dividends corresponding to 6% of the Company capital.


38                                    CVRD

Interest on stockholders' equity proposed for 2001 was calculated as follows:

Net income for the year                                                 3,051
Legal reserve                                                            (153)
Realization of unrealized income reserve                                  438
Tax incentives reserve                                                    (54)
                                                                        -----
Net income adjusted                                                     3,282
                                                                        =====
Mandatory amount - 25% - (R$ 2.14 per share outstanding)                  821
                                                                        =====
Statutory dividend on preferred shares (R$ 0.62 per share outstanding)     86
                                                                        =====
Interest on stockholders' equity (R$ 4.61 per share outstanding)        1,774
                                                                        =====

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders' equity under the heading of "Financial expenses" and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as "Income tax and social contribution".

9.22-Financial Result

The amounts included in the income statement are as follows:
                                                                2001    2000
                                                               -----    ----
   Financial expenses
   Foreign debt                                                 (254)   (227)
   Local debt                                                    (81)    (81)
   Related parties, net                                         (135)   (122)
   Others (*)                                                   (133)    (34)
                                                               -----    ----
                                                                (603)   (464)
                                                               -----    ----
   Monetary and exchange rate variation on liabilities        (1,201)   (478)
                                                               -----    ----
   Financial income
   Related Parties                                               122     114
   Marketable securities                                          67     138
   Others                                                          3      36
                                                               -----    ----
                                                                 192     288
                                                               -----    ----
   Monetary and exchange rate variation on assets                679     319
                                                               -----    ----
   Financial income (expenses), net - Parent Company            (933)   (335)
                                                               -----    ----
   Consolidated companies
     Financial expenses                                         (354)   (243)
     Financial revenues                                           92      81
     Monetary and exchange rate variation, net                  (544)   (166)
                                                               -----    ----
   Consolidated financial result, net                         (1,739)   (663)
                                                               =====    ====

(*)  Includes net losses on derivative financial instruments (note 9.23)


9.23-Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The overall position of the portfolio is assessed


                                      CVRD                                    39
and monitored daily to measure the financial results and the impact on cash flow. The credit limits and creditworthiness of counterparties are also reviewed periodically. The results of hedging are reported monthly to the Executive Board.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate). The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 2001 and 2000.

                                                   2001                                                                  2000
         ----------------------------------------------                        ----------------------------------------------
                                        Unrealized gain                                                       Unrealized gain
          Notional value                          (loss)             Final      Notional value                          (loss)
Type    (in US$ millions)  Rate range   (in R$ millions)          maturity    (in US$ millions)  Rate range   (in R$ millions)
-------  ---------------   ----------   ---------------           --------     ---------------   ----------   ---------------
Cap                1,375   5.0 - 8.0%               5.6             Dec/04               1,200   5.0 - 8.0%               6.0
Floor              1,000   5.0 - 6.5%             (66.1)            Dec/04                 850   5.0 - 6.5%             (13.0)
Swap                 125   5.5 - 7.5%             (22.9)            Oct/07                 125   5.5 - 7.5%              (8.0)
                                        ---------------                                                       ---------------
Total                                             (83.4)                                                                (15.0)
                                        ===============                                                       ===============

Exchange Rate Risk

Exchange rate risk comes from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority o f costs are in reais. This provides a natural hedge against possible devaluations of Brazilian currency against the dollar. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

With Brazil's adoption of a floating exchange rate in January 1999, the Company adopted a strategy of monitoring market fluctuations and if necessary carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 2001 and 2000. These operations are structured forwards meant to ensure the purchase price of the following currencies:

                                                                           2001
                  -------------------------------------------------------------
                                                                Unrealized gain
                   Notional value                                         (loss)
Type             (in US$ millions)                 Rate range   (in R$ millions)
----------------  ---------------   -------------------------   ---------------
Yen purchased                4.72   (yen)  70 - 110 per US$               (4.06)
Euros purchased              8.06E  (euro) 1.10 - 1.30                    (5.15)
Euros sold                  12.41E  (euro) 0.90 - 1.2 per US$             (1.88)
                                                                ---------------
Total                                                                    (11.09)
                                                                ===============

                                                                                            2000
                                   -------------------------------------------------------------
                                                                                 Unrealized gain
                          Final     Notional value                                         (loss)
Type                   maturity   (in US$ millions)                 Rate range   (in R$ millions)
----------------       --------    ---------------   -------------------------   ---------------
Yen purchased            Apr/05              15.00   (yen) 70 - 110 per US$                (2.85)
Euros purchased          Apr/05              12.00   (euro) 1.10 - 1.30                    (4.01)
Euros sold               Mar/02               2.66   (euro) 0.90 - 1.2 per US$             (0.12)
                                                                                 ---------------
Total                                                                                      (6.98)
                                                                                 ===============


Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future gold output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company in 2001 and 2000.


40                                    CVRD

                                                           2001                                                    2000
                          -------------------------------------                 ---------------------------------------
                                                Unrealized gain                                         Unrealized gain
                          Quantity       Price            (loss)        Final   Quantity        Price             (loss)
Type                           (oz)      range  (in R$ millions)     maturity        (oz)       range   (in R$ millions)
----------------------    --------   ---------  ---------------      --------   --------    ---------  ----------------
Puts purchased             422,000   270 - 340            24.94        Dec/05    479,500    300 - 375              25.0
Calls sold                 718,000   308 - 366            (7.96)       Dec/05    999,800    308 - 390              (9.0)
Hybrid instruments (*)      25,000                        (0.42)       Nov-05     30,000                            2.0
                                                ---------------                                        ----------------
Total                                                     16.56                                                    18.0
                                                ===============                                        ================

Similarly, the jointly controlled companies ALBRAS and ALUNORTE manage the risks associated with variations in the prices of aluminum through derivatives operations, establishing an average profit for future production and ensuring a stable cash flow.

The table below provides information on the aluminum derivatives operations of ALBRAS in 2001 and 2000. CVRD owns 51% of the total voting capital of ALBRAS:

                                                               2001                                                       2000
                          -----------------------------------------                 ------------------------------------------
                                                    Unrealized gain                                            Unrealized gain
                          Quantity           Price            (loss)        Final   Quantity           Price             (loss)
Type                         (ton.)          range  (in R$ millions)     maturity      (ton.)          range   (in R$ millions)
----------------------    --------   -------------  ---------------      --------   --------   -------------  ----------------
Puts purchased              80,000   1,400 - 1,600            22.2         Dec/01     42,000   1,400 - 1,600               4.0
Forwards sold               57,000   1,400 - 1,600            17.8         Dec/06     67,189   1,500 - 1,700              (2.7)
Calls sold                  56,000   1,600 - 1,800            (2.1)        Mar/02    123,000   1,500 - 1,700             (10.7)
Hybrid instruments (*)     132,000                            (6.2)                                                          -
                                                    --------------                                            -----------------
Total                                                         31.7                                                        (9.4)
                                                    ==============                                            ================

The table below provides information on the aluminum derivatives operations of ALUNORTE in 2001 and 2000. CVRD owns 50,31 of the voting capital and 45.58% of the total capital of ALUNORTE:

                                                               2001                                                       2000
                          -----------------------------------------                 ------------------------------------------
                                                    Unrealized gain                                            Unrealized gain
                          Quantity           Price            (loss)        Final   Quantity           Price             (loss)
Type                         (ton.)          range  (in R$ millions)     maturity      (ton.)          range   (in R$ millions)
----------------------    --------   -------------  ---------------      --------   --------   -------------  ----------------
Puts purchased              15,000   1,400 - 1,600             5.50        Dec/02     96,000   1,400 - 1,600              7.40
Forwards sold               26,000   1,400 - 1,600            10.20        May/03     51,000   1,600 - 1,800             (0.60)
Calls sold                  23,000   1,600 - 1,800            (0.07)       Dec/02    157,500   1,600 - 1,800             (9.90)
Hybrid instruments (*)      74,000                            (3.70)       Oct/03     36,000                             (0.40)
                                                    ---------------                                           ----------------
Total                                                         11.93                                                      (3.50)
                                                    ===============                                           ================

(*) The payoff of these instruments depends, at least partly, on the way the underlying asset behaves during the life of the transaction.


                                      CVRD                                    41

9.24-Exchange rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.

                                                                                    In millions of reais
--------------------------------------------------------------------------------------------------------
                                                                                            Subsidiaries
                                                                                          and Affiliated
                                                                        Parent Company      Companies (*)
                                                                       ---------------   ---------------
                                                                         2001     2000    2001     2000
                                                                        -----    -----   -----    -----
   Assets
   Current
     Cash and banks and marketable securities                             508      223      86       91
     Others                                                             1,709    1,487     821      569
                                                                        -----    -----   -----    -----
                                                                        2,217    1,710     907      660
   Long-term receivables                                                1,238    1,102      71      118
   Investments                                                          2,524    1,444      72       76
                                                                        -----    -----   -----    -----
   Total                                                                5,979    4,256   1,050      854
                                                                        =====    =====   =====    =====
   Liabilities
   Current
     Short-term loans and financing                                     1,304      970   1,191      991
     Others                                                               398      268     203      225
                                                                        -----    -----   -----    -----
                                                                        1,702    1,238   1,394    1,216
   Long-term liabilities
     Loans and financing                                                3,271    2,575   1,961    1,922
     Others                                                             1,760    1,528     178      129
                                                                        -----    -----   -----    -----
                                                                        5,031    4,103   2,139    2,051
                                                                        -----    -----   -----    -----
   Total                                                                6,733    5,341   3,533    3,267
                                                                        =====    =====   =====    =====
   Net Assets (Liabilities) - R$                                         (754)  (1,085) (2,483)  (2,413)
                                                                        =====    =====   =====    =====
   Net Assets (Liabilities) - US$                                        (325)    (555) (1,070)  (1,234)
                                                                        =====    =====   =====    =====

(*)  Proportional to the percentage of participation


42                                    CVRD

9.25-Income Statement Reclassifications - CVRD

To facilitate comparison of the financial statements, the balances from 2000 were reclassified due to the segregation of the accounting lines for the result of operations with Cenibra and Bahia Sul, which were discontinued by the Company after sale of the holdings in these companies, and the creation of the title "Result of shareholdings".

                                                            2001     2000
                                                           -----    -----
Equity result
Equity result                                              2,247      983
Gain on sale of investments - CENIBRA                     (1,471)       -
Equity result - CENIBRA                                      (14)    (115)
Equity result - Bahia Sul (CVRD and Florestas)               (54)     (69)
                                                           -----    -----
                                                             708      799
                                                           =====    =====
Discontinued operations
Gain on sale of investments - CENIBRA and Bahia Sul        1,702        -
Equity result - CENIBRA                                       14      115
Equity result - Bahia Sul (CVRD and Florestas)                54       69
                                                           -----    -----
                                                           1,770      184
                                                           =====    =====
Other operational expenses (revenues), net
Other operational expenses (revenues), net                (1,418)    (727)
Amortization of goodwill                                     437       27
Provision for losses                                         245       57
Others                                                       (11)       -
                                                           -----    -----
                                                            (747)    (643)
                                                           =====    =====
Amortization of goodwill                                    (437)     (27)
                                                           =====    =====
Provision for losses                                        (245)     (57)
                                                           =====    =====

The balances related to Bahia Sul and Cenibra were reclassified to discontinued operations.

9.26-Effects of Integral Monetary Restatement on the Result and Net Equity (Unaudited)

For better understanding, the table below presents the amounts of Net Equity and Result for 2001, considering the effects of monetary restatement on the balance sheet, using the IGP-M general price index published by the Fundacao Getulio Vargas.

                                               In constant
                                          purchasing power
                                          ----------------
                                            2001      2002
                                          ------    ------
Stockholders' equity                      20,837    19,175
Net income for the year                    3,570     2,712

9.27-Segment and Geographic Information

The Company's business areas as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel making.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.


                                      CVRD                                    43

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLAT) as well as net income.

CVRD - Parent Company

                                                                                                                  2001
                                    ----------------------------------------------------------------------------------
                                                                                          Holdings
                                    --------------------------------------------------------------
                                                 Non             Pulp and                           Corporate
                                    Ferrous  Ferrous  Logistics     paper  Aluminum  Steel  Others     Center    Total
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Results
   Sales classified by geographic
   destination
   Export market
     Latin America                      189        -          -         -         -      -       -          -      189
        United States                   167      331          -         -         -      -       -          -      498
        Europe                        1,334        -          -         -         -      -       -          -    1,334
        Middle East                     396        -          -         -         -      -       -          -      396
        Japan                           593        -          -         -         -      -       -          -      593
        China                           552        -          -         -         -      -       -          -      552
        Asia, other than Japan and
          China                         376        -          -         -         -      -       -          -      376
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Gross revenues - Export            3,607      331          -         -         -      -       -          -    3,938
   Gross revenues - Domestic          1,908      168        603         -         -      -       -          -    2,679
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Total gross revenues               5,515      499        603         -         -      -       -          -    6,617
   Value added taxes                   (166)     (15)       (51)        -         -      -       -          -     (232)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Net profit                         5,349      484        552         -         -      -       -          -    6,385
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Cost and expenses                 (2,714)    (302)      (245)        -         -      -       -          -   (3,261)
   Administrative and selling
     expenses                          (118)       -          -         -         -      -       -       (338)    (456)
   Research and development             (22)     (79)         -         -         -      -       -          -     (101)
   Other operating expenses            (276)     (94)         -       (65)      (18)   (48)     (6)      (240)    (747)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Operation profit before financial
     result and result of investment
     participations                   2,219        9        307       (65)      (18)   (48)     (6)      (578)   1,820
   Financial result, net                  -        -          -         -         -      -       -       (933)    (933)
   Discontinued operations                -        -          -     1,770         -      -       -          -    1,770
   Result of investments
     participations                     277     (140)      (335)      (93)      170    165      (8)         1       37
   Income taxes                           -        -          -         -         -      -       -        357      357
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Net income                         2,496     (131)       (28)    1,612       152    117     (14)    (1,153)   3,051
                                    =======  =======  =========  ========  ========  =====  ======  =========    =====
   EBITDA demonstration:
   Operation profit before financial
   result and result of investment
     participations                   2,219        9        307       (65)      (18)   (48)     (6)      (578)   1,820
   Depreciation, amortization and
     depletion                          400       63         25         -         -      -       -         15      503
   Dividend received                     73        -          -       138        18     48       6          -      283
   Other operating expenses
   Adjustments in non-cash itens:
   - Provision for contingencies         38        -          -         -         -      -       -        126      164
   - Provision for loss on
     ICMS recoverable                   139        3          -         -         -      -       -          -      142
   - Write-off of property,
     plant and equipment                  -       91          -         -         -      -       -          -       91
   - Provision for early-retirement
     programs                             -        -          -         -         -      -       -         78       78
   - Provision for losses                 -        -          -        65         -      -       -          -       65
   - Provision for losses of
     inventories                         61        -          -         -         -      -       -          -       61
   - Amortization of goodwill            38        -          -         -         -      -       -          -       38
   - Non-operating revenue                -        -          -         -         -      -       -          9        9
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   EBITDA                             2,968      166        332       138         -      -       -       (350)   3,254
   EBITDA % of total                   91.2%     5.1%      10.2%      4.2%        -      -       -      (10.8%   100.0%
   EBITDA margin %                     55.5%    34.3%      60.1%        -         -      -       -          -     51.0%
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Depreciation, amortization and
     depletion                         (400)     (63)       (25)        -         -      -       -        (15)    (503)
   Dividends received                   (73)       -          -      (138)      (18)   (48)     (6)         -     (283)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   EBIT                               2,495      103        307         -       (18)   (48)     (6)      (365)   2,468
   Income tax and social contribution     -        -          -         -         -      -       -        357      357
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
   Net operating profit less
     taxes (b)                        2,495      103        307         -       (18)   (48)     (6)        (8)   2,825
   Capital employed (a)
   - Property, plant and
     equipment in operation           5,427      291        386         -         -      -       -         47    6,151
   - Inventories                        401       47          -         -         -      -       -          -      448
   - Accounts receivable                815       27         42         -         -      -       -         36      920
   - Payable to suppliers and
     contractors                       (444)     (35)        (8)        -         -      -       -        (36)    (523)
   - Salaries and social charges        (45)      (7)        (2)        -         -      -       -        (64)    (118)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------    -----
                                      6,154      323        418         -         -      -       -        (17)   6,878
   Return on capital employed -
   ROCE (b/a)                          40.5%    31.9%      73.4%        -         -      -       -          -     41.1%


44                                      CVRD

The information related to year 2000 are as follows::

                                                                                                          2000
                                                              ------------------------------------------------
                                                                            Non             Corporate
                                                              Ferrous   ferrous  Logistics     Center    TOTAL
                                                              -------   -------  ---------     ------    -----
   EBITDA                                                       2,157       140        319       (213)   2,403
   EBITDA % of total                                             89.8%      5.8%      13.3%      (8.9%)  100.0%
   EBITDA margin %                                               53.0%     32.6%      66.3%         -     48.3%
   EBIT                                                         1,908        85        299       (297)   1,995
   Net Operating profit less income tax and social
     contribution (b)                                           1,908        85        299       (148)   2,144
   Capital employed (a)                                         6,166       441        426         22    7,055
   Return on capital employed - ROCE (b/a)                       30.9%     19.3%      70.2%         -     30.4%


                                      CVRD                                    45

CVRD - Consolidated

                                                                                                                               2001
                                    -----------------------------------------------------------------------------------------------
                                                                                          Holdings
                                    --------------------------------------------------------------
                                                 Non             Pulp and                           Corporate
                                    Ferrous  Ferrous  Logistics     paper  Aluminum  Steel  Others     Center  Eliminations   Total
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Results
   Sales classified by
   geographic destination
   Export market
     Latin America                      585        -        151         -        96     21       -          -          (257)    596
        United States                   583      331         48         2       265    953       -          -          (568)  1,614
        Europe                        3,816       65        102         -       755     99       -          -        (1,617)  3,220
        Middle East                     741        -          9         -         1      -       -          -           (81)    670
        Japan                         1,318        -         22         -       319      -       -          -          (603)  1,056
        China                         1,106        4          1         -        26     91       -          -          (305)    923
        Asia, other than Japan
          and China                   1,222        -          5         -        27      7       -          -          (603)    658
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Gross revenues - Export            9,371      400        338         2     1,489  1,171       -          -        (4,034)  8,737
   Gross revenues - Domestic          2,876      183        991        19       463     48      32          -        (2,334)  2,278
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Total gross revenues              12,247      583      1,329        21     1,952  1,219      32          -        (6,368) 11,015
   Value added taxes                   (269)     (20)       (84)       (1)      (56)    (9)     (2)         -             -    (441)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Net profit                        11,978      563      1,245        20     1,896  1,210      30          -        (6,368) 10,574
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Cost and expenses                 (8,076)    (336)      (885)      (17)   (1,388)(1,078)    (30)         -         6,265  (5,545)
   Administrative and selling
     expenses                          (416)     (15)       (50)       (1)      (68)   (60)    (14)      (339)           95    (868)
   Research and development             (22)     (79)         -         -         -      -       -          -             -    (101)
   Other operating expenses             823     (108)      (236)     (148)       (4)   (37)     (9)      (240)       (1,081) (1,040)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Operation profit before
   financial result and
     result of investment
     participations                   4,287       25         74      (146)      436     35     (23)      (579)       (1,089)  3,020
   Financial result, net               (393)     (76)       (38)       10      (213)   (96)      -       (933)            -  (1,739)
   Discontinued operations                -        -          -     1,770         -      -       -          -             -   1,770
   Result of investments              1,911     (140)      (415)      (93)      285    167      (4)         1        (2,011)   (299)
   participations
   Minority interests                    (4)       -          -         -         -     (3)      -          -            47      40
   Income taxes                         (45)       -         (5)        -       (65)    19      (1)       356             -     259
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Net income                         5,756     (191)      (384)    1,541       443    122     (28)    (1,155)       (3,053)  3,051
                                    =======  =======  =========  ========  ========  =====  ======  =========  ============  ======
   EBITDA demonstration:
   Operation profit before
    financial result and
    result of investment
    participations                    4,287       25         74      (146)      436     35     (23)      (579)       (1,089)  3,020
   Depreciation, amortization
     and depletion                      492       71         75         4        84     86       -         15                   827
   Dividend received                      -        -         52         -         -     40       6          -                    98
   Other operating expenses
   Adjustments in non-cash itens:
   - Provision for contingenices         73        -         13         -        23      9       -        126                   244
   - Provision for loss on ICMS
     recoverable                        139        3          -         -         -      -       -          -                   142
   - Write-off of  property,
     plant and equipment                 54       91          -         -         -      -       -          -                   145
   - Provision for early-retirement
     programs                             -        -          -         -         -      -       -         78                    78
   - Provision for losses                32       14        (11)      200         -    (10)      -          -                   225
   - Provision for losses of
     inventories                         80        -          -         -         -      -       -          -                    80
   - Amortization of goodwill            38        -          -         -         -      -       -          -                    38
   - Non-operating revenue           (1,194)       -        256       (53)        1      5       -          9         1,207     231
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   EBITDA                             4,001      204        459         5       544    165     (17)      (351)          118   5,128
   EBITDA % of total                   78.0%     4.0%       9.0%      0.1%     10.6%   3.2%   (0.3%)     (6.8%)         2.3%  100.0%
   EBITDA margin %                     33.4%    36.2%      36.9%     25.0%     28.7%  13.6%      -          -             -    48.5%
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Depreciation, amortization
     and depletion                     (492)     (71)       (75)       (4)      (84)   (86)      -        (15)            -    (827)
   Dividends received                     -        -        (52)        -         -    (40)     (6)         -             -     (98)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   EBIT                               3,509      133        332         1       460     39     (23)      (366)          118   4,203
   IR e CSL                             (45)       -         (5)        -       (65)    19      (1)       356             -     259
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
   Net operating profit less
     taxes (b)                        3,464      133        327         1       395     58     (24)       (10)          118   4,462
   Capital employed (a)
   - Property, plant and
     equipment in operation           6,893      559        872        33     1,115  1,114       3         47                10,636
   - Inventories                        871       70         15         1       148    221       -          -                 1,326
   - Accounts receivable              3,627       54        119        12       119    130       7          1        (2,568)  1,501
   - Payable to suppliers
     and contractors                 (2,960)     (53)       (54)       (2)     (133)   (44)     (6)       (36)        2,454    (834)
   - Salaries and social charges       (133)     (10)       (10)       (1)       (8)    (6)      -        (64)                 (232)
                                    -------  -------  ---------  --------  --------  -----  ------  ---------  ------------  ------
                                      8,298      620        942        43     1,241  1,415       4        (52)         (114) 12,397
                                                                                                                             __
   Return on capital employed -
     ROCE (b/a)                        41.7%    21.5%      34.7%      2.3%     31.8%   4.1%      -          -             -    36.0%


46                                      CVRD

The information related to year 2000 are as follows::

                                                                                                                          2000
------------------------------------------------------------------------------------------------------------------------------
                                                                                   Holdings
                                     ------------------------------------------------------
                                                  Non             Pulp and                    Corporate
                                     Ferrous  Ferrous  Logistics     Paper  Aluminum   Steel     Center  Eliminations    TOTAL
                                     -------  -------  ---------  --------  --------   -----  ---------  ------------    -----
   EBITDA                             2,582      190         322        48       485     301       (278)          138    3.788
   EBITDA % of total                   68.2%     5.0%        8.5%      1.3%     12.8%    7.9%      (7.3%)         3.6%    100.%
   EBITDA margin %                     32.4%    36.5%       25.4%    106.7%     26.3%   26.0%         -             -     43.1%
   EBIT                               2,296      125         262        (8)      399     191       (297)          138    3,106
   Net Operating profit
     less income tax (b)              2,265      125         267       (21)      421      48       (148)          138    3,095
   Capital employed                   7,074      686         945     1,339     1,343   1,454        (10)          (37)  12,794
   Capital employed in discontinued
     operations                           -        -          -     (1,158)        -       -          -             -   (1,158)
                                     -------  -------  ---------  --------  --------   -----  ---------  ------------    -----
   Capital employed
     adjusted (a)                     7,074      686         945       181     1,343   1,454        (10)          (37)  11,636
   Return on capital employed -
     ROCE (b/a)                        32.0%    18.2%       28.3%    (11.6%)    31.3%    3.3%         -             -     26.6%

9.28-Insurance

Considering the nature of its activities, the international standards applied to operation and maintenance of its installations, along with its risk-management policy that follows a security program developed expressly for the Company by specialized consultants, the Company maintains insurance from the main Brazilian and international insurance companies covering property and equipment risk, business interruption and civil liability.

Insurance coverage is obtained based on the sum of all items of the Company's property. At 12/31/01 the operational assets of the Company were valued at R$ 19 billion, and the values at risk for business interruption at R$ 5 billion.

9.29-Profit Sharing Plan

The employee profit sharing plan is linked to the results as measured by indicators such as ROCE (return on capital employed) and by the meeting of performance targets for each unit.

In 2001, the Company paid R$ 73 in profit sharing (R$ 66 in 2000), with R$ 31 referring to profit sharing for the year 2000, and constituted a provision to complement payment for the year ended 12/31/01, in the amount of R$ 44.

9.30-Concessions and Leases

(a)  Railroads

The Company and some of its affiliated companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined to render these services.

The concessions periods are, by railroad:
                                                          End of concession
   Railroad                                                          period
   ------------------------------                         -----------------
   Vitoria-Minas (direct) (*)                                     June 2027
   Carajas (direct) (*)                                           June 2027
   Centro-Atlantica (indirect)                                  August 2026
   CFN (indirect)                                             December 2027
   Ferroban (direct)                                          December 2027
   MRS (indirect)                                             December 2026

The concession will expire in one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.


                                      CVRD                                    47

(*) In observance of Articles 27 and 28 of Law No. 9074 of July 7, 1995, the granting authority (the federal government) granted the concessionaire full and irrevocable settlement, considering the payment of the price for disposal of the shares of the concessionaire obtained in the auction.

(b)  Hydroelectric Projects

Currently, CVRD acts as an agent in the Brazilian energy market at the same time it is developing projects for electricity generation and its ability to operate competitively in this market.

Below is a list of the projects underway and the pertinent details:

                              Start-up of                    %
   Project                     operations        Participation
   -------------------     --------------        -------------
   Igarapava                 In operation                   38
   Porto Estrela           September 2001                   33
   Aimores                  December 2003                   51
   Candonga                 November 2003                   50
   Funil                    December 2002                   51
   Capim Branco I e II     September 2004                   48
   Foz do Chapeco               July 2006                   40
   Santa Isabel               August 2006                   44

(c)  Ports

CVRD owns specialized port terminals as listed below:

                                                                        End of
   Terminal                                Localization      concession period
   -------------------                   --------------      -----------------
   Tubarao Complex                      Vitoria - ES                      2018
   Praia Mole Terminal                  Vitoria - ES                      2020
   Various Products Terminal            Vitoria - ES                      2018
   Vila Velha Terminal               Vila Velha - ES                      2023
   Paul Pier                            Vitoria - ES                      2004
   Net Bulk Terminal                    Vitoria - ES                      2018
   Ponta da Madeira Maritime
     Terminal - Pier I                 Sao Luis - MA                      2018
   Ponta da Madeira Maritime
     Terminal - Pier II                Sao Luis - MA                      2010
   Inacio Barbosa Maritime
     Terminal                           Aracaju - SE                      2004

9.31-Subsequent

Issue of Notes

On March 8, 2002, through its subsidiary Vale Overseas Limited, the Company completed the financial conditions for an operation to raise US$ 300 at 8.625% per annum, through issuance of Notes maturing on March 8, 2007, extendable to September 8, 2008.


48                                    CVRD

9.32 Shareholding Interests (Organizational Chart at 12/31/01)

                       Companhia         |     Valepar  27,14%               Companies of the CVRD Group
                       Vale do Rio Doce  |     Public   72,86%                Holding in Total Stock (%)

        ------------                                          -----------                  -------------
             Ferrous                                          Non Ferrous                     Logistics
   -----------------       ----------------------     ---------------------    -------------------------
Iron Ore and Pellets         Manganese and Alloys          Precious Metals,          Railroads and Ports
                                                                Base Metals
                                                      and Industry Minerals

                           -----------------------                             -------------------------
------------------------   |Urucum Mineracao S.A.|   -----------------------   |TVV-Terminal de        |
|ZAGAIA Participacoes  |   |CVRD          100,00 |   |Docegeo              |   |Vila Velha S.A.        |
|CVRD         100,000  |   -----------------------   |CVRD           99,998|   |CVRD            99,887 |
------------------------                             |Others          0,002|   |Min. Tacuma      0,005 |
                           -----------------------   -----------------------   |Employees        0,108 |
------------------------   |RDME*                |   -----------------------   -------------------------
|Ferteco               |   |ITACO         100,00 |   |24 Empresas de       |   -------------------------
|ZAGAIA       100,000  |   -----------------------   |Mineracao            |   |Ferrovia               |
------------------------                             |CVRD           100,00|   |Centro Atlantica S.A.  |
                           -----------------------   -----------------------   |Min. Tacuma       45,65|
------------------------   |SIBRA                |   -----------------------   |VALIA              9,99|
|Ferteco International |   |CVRD            98,16|   |PPSA                 |   |KRJ               12,31|
|Ferteco       100,000 |   |Others           1,84|   |CVRD            75,50|   |CARMO              9,99|
------------------------   -----------------------   |Mitsubishi      18,88|   |CPP                1,03|
------------------------                             |IFC              5,62|   |CSN               11,95|
|Baovale Mineracao S.A.|   -----------------------   -----------------------   |Others             9,08|
|CVRD             50,00|   |CPFL                 |   -----------------------   -------------------------
|Baoste           50,00|   |SIBRA           93,59|   |PPSA Overseas        |
------------------------   |Others           6,41|   |PPSA           100,00|   -------------------------
------------------------   -----------------------   -----------------------   |Companhia              |
|Belem-Adm e Part. Ltda|                                                       |Ferroviaria do Nordeste|
|CVRD             99,99|   -----------------------   -----------------------   |CVRD              30,00|
|Docepar           0,01|   |Nova Era Silicon**   |   |Salobo Metals**      |   |Taquari           30,00|
------------------------   |CVRD            49,00|   |CVRD            50,00|   |CSN               30,00|
                           |Mitsubishi      25,50|   |Anglo-American  50,00|   |Employees         10,00|
------------------------   |Kawasaki        22,50|   -----------------------   -------------------------
|Minas da Serra Geral**|   |Mizushima        3,00|
|CVRD             51,00|   -----------------------   ------------------------ --------------------------
|Kawasaki         24,50|                             |Mineracao Sossego     | |Ferroban                |
|Japanese Group   24,50|                             |Min. Andira      49,85| |Ferropasa          37,91|
------------------------                             |Camelback (Itaco)50,15| |CVRD               18,74|
                                                     ------------------------ |Capmelissa          6,96|
------------------------                                                      |Dasaiev (LAIF)      6,96|
|CAEMI                 |                                                      |Funcef              6,79|
|Amazon (Itaco)   16,82|                                                      |Previ               6,79|
|Mitsui           43,37|                                                      |Others             15,85|
|Others           39,81|                                                      --------------------------
------------------------
                                                                              --------------------------
------------------------                                                      |CSN Aceros S.A. *       |
|Samarco Mineracao S/A |                                                      |ITACO              62,50|
|CVRD             50,00|                                                      |CSN Panama         37,50|
|BHP Brasil       50,00|                                                      --------------------------
------------------------
------------------------                                                      --------------------------
|Hispanobras**         |                                                      |Sepetiba Tecon          |
|CVRD             50,89|                                                      |CSN Aceros S.A.    80,00|
|Aceralia CS      49,11|                                                      |CSN                20,00|
------------------------                                                      --------------------------
------------------------
|Itabrasco**           |
|CVRD             50,90|                                                              ------------------
|Ilva             49,10|                                                                       Shipping
------------------------
------------------------
|Nibrasco**            |                                                       -------------------------
|CVRD             51,00|                                                       |Docenave               |
|Nippon Steel     25,39|                                                       |CVRD             100,00|
|Japanese Group   23,61|    --------------------------                         -------------------------
------------------------    |___ Subsidiary          |
------------------------    |___ Affiliated          |                         -------------------------
|Kobrasco**            |    |___ Other Participations|                         |Navedoce *             |
|CVRD             50,00|    |___ Consortium          |                         |Docenave          82,00|
|POSCO            50,00|    --------------------------                         |Navedoce          18,00|
------------------------                                                       -------------------------
------------------------                                                       -------------------------
Kobin**                |                                                       |Seamar *               |
Kobrasco         100,00|                                                       |Navedoce         100,00|
------------------------                                                       -------------------------
------------------------
|GIIC *                |
|ITACO            50,00|   * Companies with head offices abroad
|Gulf Invest. Co. 50,00|  ** Holding linked to a Stockholders Agreement
------------------------


                                     CVRD                                     49


        ------------                                          -----------                  -------------
            Holdings                                                Energy                 Others Abroad
   -----------------       ----------------------     ---------------------    -------------------------
    Bauxite, Alumina                      Timber,
        and Aluminum                 Pulp & Paper
                                                      --------------------------   -------------------------
------------------------   -----------------------   |Consortium Igarapava    |   |Rio Doce               |
|Aluvale               |   |Florestas Rio Doce   |   |Usina Hidreletrica      |   |International*         |
|CVRD           94,74  |   |CVRD            99,85|   |CVRD               38,15|   |CVRD             100,00|
|ITACO           5,26  |   |Others           0,15|   |Cia Mineira Metais 23,93|   -------------------------
------------------------   -----------------------   |CSN                17,92|   -------------------------
------------------------   -----------------------   |CEMIG              14,50|   |Rio Doce Asia *        |
|Albras                |   |Celmar               |   |Min. Morro Velho    5,50|   |Rio Doce               |
|Aluvale          51,00|   |CVRD            85,00|   --------------------------   |International    100,00|
|NAAC             49,00|   |Nissho Iwai     15,00|   --------------------------   -------------------------
------------------------   -----------------------   |Consortium              |   -------------------------
|Valesul**             |                             |Porto Estrela           |   |Rio Doce Europa        |
|Aluvale          54,51|                             |Usina Hidreletrica      |   |S. 'a.r.l. *           |
|Billiton         45,49|            --------------   |CVRD               33,33|   |CVRD              99,80|
------------------------                 Steel       |CEMIG              33,33|   |Others             0,20|
------------------------                             |Coteminas          33,33|   -------------------------
|Alunorte **           |   -----------------------   --------------------------   -------------------------
|Aluvale          45,58|   |CST**                |   --------------------------   |Rio Doce               |
|Norsk Hydro      32,28|   |CVRD            22,85|   |Consortium Aimores      |   |International Finance *|
|MRN              12,62|   |Acesita/Usinor  37,29|   |Usina Hidreletrica      |   |Rio Doce Europa  100,00|
|NAAC              4,49|   |Kawasaki         7,91|   |CVRD               51,00|   -------------------------
|CBA               3,62|   |Others          31,95|   |CEMIG              49,00|   -------------------------
|JAIC              1,41|   -----------------------   --------------------------   |Itabira Rio Doce       |
------------------------                                                          |Company Ltd.- ITACO *  |
------------------------   -----------------------   --------------------------   |RDIF             100,00|
|Min. Rio do Norte**   |   |California Steel*    |   |Consortium Candonga     |   -------------------------
|Aluvale          40,00|   |Rio Doce Ltd.   50,00|   |Usina Hidreletrica      |
|Billiton         14,80|   |Kawasaki        50,00|   |CVRD               50,00|   -------------------------
|Alcan            12,00|   -----------------------   |EPP                50,00|   |Rio Doce America *     |
|CBA              10,00|                             --------------------------   |ITACO            100,00|
|Alcoa             8,58|   -----------------------   --------------------------   -------------------------
|Reynolds          5,00|   |Usiminas             |   |Consortium Funil        |   -------------------------
|Norsk Hydro       5,00|   |CVRD            11,46|   |Usina Hidreletrica      |   |Rio Doce Ltd. *        |
|Abalco            4,62|   |Nippon Usiminas  9,45|   |CVRD               51,00|   |Rio Doce America 100,00|
------------------------   |Previ            8,02|   |CEMIG              49,00|   -------------------------
-----------------------    |CIU              4,95|   --------------------------   -------------------------
|Min. Vera Cruz        |   |Others          66,12|   --------------------------   |CVRD Overseas          |
|Aluvale          36,00|   -----------------------   |Consortium Capim        |   |ITACO            100,00|
|Paraibuna        42,88|                             |Branco I e II - Usina   |   -------------------------
|Fina Emp. Part.  21,12|   -----------------------   |Hidreletrica            |   -------------------------
------------------------   |Siderar (*)          |   |CVRD               46,00|   |CVRD Finance           |
                           |Itabria Rio Doce 4,85|   |CEMIG              20,00|   |CVRD Overseas    100,00|
---------------            |Usiminas         5,32|   |Suzano             17,00|   -------------------------
 Fertilizers               |Sidertubes S/A  50,21|   |Votorantim         12,00|   -------------------------
                           |ISA (employees) 10,21|   |Camargo Correa      5,00|   |CVRD Europe Trading    |
                           |Others          29,41|    --------------------------  |Energy B.V. - CETE     |
                           -----------------------   --------------------------   |CVRD             100,00|
                                                     |Consortium              |   -------------------------
                                       -----------   |Foz do Chapeco          |   -------------------------
-----------------------                e-Business    |Usina Hidreletrica      |   |Brasilux               |
|Fosfertil            |                              |CVRD               40,00|   |CVRD             100,00|
|CVRD            10,96|    -----------------------   |Serra da Mesa S.A. 40,00|   -------------------------
|Fertifos        55,35|    |Valepontocom         |   |CEEE               20,00|   -------------------------
|Others          33,69|    |CVRD           100,00|   --------------------------   |Rio Doce Comercio      |
-----------------------    -----------------------   --------------------------   |Internacional ApS *    |
                                                     |Consortium              |   |CVRD             100,00|
                           -----------------------   |Santa Isabel            |   -------------------------
                           |Solostrata S/A       |   |Usina Hidreletrica      |   -------------------------
                           |Valepontocom   100,00|   |CVRD               43,85|   |Itabira Internacional  |
                           -----------------------   |Billiton           20,60|   |Servicos e Comercio *  |
                                                     |Alcoa              20,00|   |RDCI Aps          99,99|
                           -----------------------   |Votorantin         10,00|   |Others             0,01|
                           |Multistrata S/A      |   |C. Correa Cimentos  5,55|   -------------------------
                           |Valepontocom   100,00|   --------------------------
                           -----------------------

                           -----------------------
                           |Infostrata S/A       |
                           |Valepontocom   100,00|
                           -----------------------

                           -----------------------
                           |Quadrem Int. Holdings|
                           |LTD                  |
                           |ITACO            9,00|
                           |Others          91,00|
                           -----------------------

                                        CVRD                                  49

                                    Part III

10     Statement of Investments in Subsidiaries and Jointly Controlled Companies

                                                                                                         Attachment 1

Years ended December 31, 2001                                                                    In millions of reais
---------------------------------------------------------------------------------------------------------------------
                                                                                               Accounting Information
                                                                      -----------------------------------------------
                                                                      Participation (%)                        Assets
                                                                      -----------------   ---------------------------


                                                                                                    Long-
                                                                     Total      Voting    Current   term   Permanent
                                                                     ------     -------   -------  ------- ---------
Subsidiaries (a)
 Amazon Iron Ore Overseas Co. Ltd.                                    100.00    100.00       --      --       669
 Brasilux S.A                                                         100.00    100.00       52      54        --
 CELMAR S.A. - Industria de Celulose e Papel                           85.00     85.00       10      --        66
 Companhia Paulista Ferro-Ligas - CPFL                                 93.59     99.88       72      68        76
 CVRD Overseas Ltd.                                                   100.00    100.00      334     696        --
 Docepar S.A                                                          100.00    100.00        4      47        --
 Ferteco Mineracao S.A. (c)                                           100.00    100.00      323      88       359
 Florestas Rio Doce S.A                                                99.85    100.00       67      30        --
 Itabira Internacional Servicos e Comercio Lda                         99.99     99.99      759      --        --
 Itabira Rio Doce Company Limited - ITACO                              99.99     99.99    2,055     167     1,770
 Mineracao Tacuma Ltda                                                100.00    100.00        1     123        84
 Navegacao Vale do Rio Doce S.A. - DOCENAVE                           100.00    100.00      216     119       256
 Para Pigmentos S.A                                                    75.50     80.00       61      --       196
 Rio Doce America Inc.                                                100.00    100.00       50     256       268
 Rio Doce Europa Servicos e Comercio - RDE                             99.80     99.80       87      --     2,164
 Rio Doce International Finance Ltd.                                   99.80     99.80    1,863   1,487     2,471
 Rio Doce Manganese Europe - RDME                                     100.00    100.00      149      --        55
 SIBRA - Eletrosiderurgica Brasileira S.A                              98.16     99.96      227      61       253
 Urucum Mineracao S.A                                                 100.00    100.00       31       4        39
 Vale do Rio Doce Aluminio S.A. - ALUVALE                              94.74    100.00      143       7       719
 Zagaia Participacoes S.A                                             100.00    100.00        5      --     1,214
 Others                                                                                      51      53       294

Jointly controlled companies (a)
 ALBRAS - Aluminio Brasileiro S.A                                      51.00     51.00      368     299     1,135
 ALUNORTE - Alumina do Norte do Brasil S.A                             45.58     50.31      371     142     1,236
 Caemi Mineracao e Metalurgia S.A. (b)                                 16.82     50.00      924     165     1,526
 California Steel Industries, Inc.                                     50.00     50.00      478       9       647
 Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                50.00     50.00       88      40       220
 Companhia Ferroviaria do Nordeste S.A                                 30.00     30.00        6       7        31
 Companhia Hispano Brasileira de Pelotizacao - HISPANOBRAS 50.89       51.00                102      26        35
 Companhia Italo-Brasileira de Pelotizacao - ITABRASCO                 50.90     51.00       94      32        15
 Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                   51.00     51.11       76      34        64
 Companhia Siderurgica de Tubarao - CST                                22.85     20.51      850     459     4,541
 Ferrovia Centro - Atlantica S.A                                       45.65     20.00       90     261       382
 Gulf Industrial Investment Co. - GIIC                                 50.00     50.00      199      --        97
 Minas da Serra Geral S.A. - MSG                                       51.00     51.00       28       8        34
 Mineracao Rio do Norte S.A                                            40.00     40.00      117       7       738
 Nova Era Silicon S.A                                                  49.00     49.00       17      --        39
 Salobo Metais Ltda                                                    50.00     50.00       --      --       427
 Samarco Mineracao S.A                                                 50.00     50.00      366      32       865
 Valesul Aluminio S.A                                                  54.51     54.51      117      15       143
 Others                                                                                      43      41       339


Notes:

(a) The balances above represents the amounts presented in the financial statements of those companies in December 31, 2001 and not only the part included in the consolidated financial statements of company; (b) The financial statements of Caemi are consolidated and include R$ 189 of minority interests.
(c) The informed result is related to the year 2001. The company's interest was acquired in April, 2001.

50                                      CVRD


10     Statement of Investments in Subsidiaries and Jointly Controlled Companies

                                                                    Attachment 1 (cont'd)

Years ended December 31, 2001                                       In millions of reais
----------------------------------------------------------------------------------------
                                                                  Accounting Information
                                                             ---------------------------
                                                                             Liabilities
                                                             ---------------------------

                                                                                Adjusted
                                                                     Long- stockholders'
                                                             Current term         equity
                                                             ------- ----- -------------
Subsidiaries (a)
 Amazon Iron Ore Overseas Co. Ltd.                             --       --           669
 Brasilux S.A.                                                 91       --            15
 CELMAR S.A. - Industria de Celulose e Papel                  146       --           (70)
 Companhia Paulista Ferro-Ligas - CPFL                         62       25           129
 CVRD Overseas Ltd.                                           161      696           173
 Docepar S.A.                                                  67       21           (37)
 Ferteco Mineracao S.A. (c)                                   320      264           186
 Florestas Rio Doce S.A.                                        2        4            91
 Itabira Internacional Servicos e Comercio Lda.                --       --           759
 Itabira Rio Doce Company Limited - ITACO                     703      819         2,470
 Mineracao Tacuma Ltda.                                        27      190             9
 Navegacao Vale do Rio Doce S.A. - DOCENAVE                    89      151           351
 Para Pigmentos S.A.                                          163       94            -
 Rio Doce America Inc.                                         80       27           467
 Rio Doce Europa Servicos e Comercio - RDE                     29       --         2,222
 Rio Doce International Finance Ltd.                        2.232    1,425         2,164
 Rio Doce Manganese Europe - RDME                             118       4             82
 SIBRA - Eletrosiderurgica Brasileira S.A.                    200      131           210
 Urucum Mineracao S.A.                                         12       18            44
 Vale do Rio Doce Aluminio S.A. - ALUVALE                      34        8           827
 Zagaia Participacoes S.A.                                      1       --         1,218
 Others                                                       109       21           268

Jointly controlled companies (a)
 ALBRAS - Aluminio Brasileiro S.A.                            507    1,072           223
 ALUNORTE - Alumina do Norte do Brasil S.A.                   220    1,003           526
 Caemi Mineracao e Metalurgia S.A. (b)                        713      991           911
 California Steel Industries, Inc.                            102      520           512
 Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO       270       64            14
 Companhia Ferroviaria do Nordeste S.A.                        37      118          (111)
 Companhia Hispano Brasileira de Pelotizacao - HISPANOBRAS     61       22            80
 Companhia Italo-Brasileira de Pelotizacao - ITABRASCO         59       24            58
 Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO           65       26            83
 Companhia Siderurgica de Tubarao - CST                     1,086    1,907         2,857
 Ferrovia Centro - Atlantica S.A.                             115      832          (214)
 Gulf Industrial Investment Co. - GIIC                        120       --           176
 Minas da Serra Geral S.A. - MSG                                8       11            51
 Mineracao Rio do Norte S.A.                                  121      136           605
 Nova Era Silicon S.A.                                         20       10            26
 Salobo Metais Ltda.                                           --      332            95
 Samarco Mineracao S.A.                                       475      336           452
 Valesul Aluminio S.A.                                         29       21           225
 Others                                                        14      154           255


50                                      CVRD

10     Statement of Investments in Subsidiaries and Jointly Controlled Companies
                                                                                                               Attachment 1 (cont'd)

Years ended December 31, 2001                                                                                   In millions of reais
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Accounting Information
                                                               ---------------------------------------------------------------------
                                                                                                      Statement of income operations
                                                               ---------------------------------------------------------------------
                                                                            Costs
                                                                         products   Operating       Non-    Income tax
                                                                    Net       and      income  operating    and social  Adjusted net
                                                               revenues  services   (expenses)    result  contribution income (loss)
                                                               --------  --------   ---------- ---------  ------------ -------------
Subsidiaries (a)
 Amazon Iron Ore Overseas Co. Ltd.                                   -         -            -          -             -            -
 Brasilux S.A.                                                     195      (192)          (5)         -             -           (2)
 CELMAR S.A. - Industria de Celulose e Papel                         -         -         (135)         -             -         (135)
 Companhia Paulista Ferro-Ligas - CPFL                             171      (118)         (29)        (2)            1           23
 CVRD Overseas Ltd.                                                863      (771)          10          -             -          102
 Docepar S.A.                                                        -         -           20          -             -           20
 Ferteco Mineracao S.A. (c)                                        538      (372)        (127)         -             8           47
 Florestas Rio Doce S.A.                                            19       (17)           7          1             -           10
 Itabira Internacional Servicos e Comercio Lda.                      -         -           87          -             -           87
 Itabira Rio Doce Company Limited - ITACO                        3,288     (2998)          (5)     1,220             -        1,505
 Mineracao Tacuma Ltda.                                              -         -         (272)         -            26         (246)
 Navegacao Vale do Rio Doce S.A. - DOCENAVE                        531      (484)          26        (87)          (30)         (44)
 Para Pigmentos S.A.                                                78       (33)        (122)         -             -          (77)
 Rio Doce America Inc.                                             208      (200)           6          -            (7)           7
 Rio Doce Europa Servicos e Comercio - RDE                           -         -        1,486          -             -        1,486
 Rio Doce International Finance Ltd.                               142       (72)       1,419          -             -        1,489
 Rio Doce Manganese Europe - RDME                                  214      (197)           3          -             -           20
 SIBRA - Eletrosiderurgica Brasileira S.A.                         387      (242)         (63)        (9)           (4)          69
 Urucum Mineracao S.A.                                              43       (23)         (12)         3            (4)           7
 Vale do Rio Doce Aluminio S.A. - ALUVALE                            2         -          144          -             -          146
 Zagaia Participacoes S.A.                                           -         -          (60)         -             -          (60)
 Others                                                            113      (100)         (13)         -            (2)          (2)

Jointly controlled companies (a)
 ALBRAS - Aluminio Brasileiro S.A.                               1,094      (646)        (329)        (1)          (86)          32
 ALUNORTE - Alumina do Norte do Brasil S.A.                        687      (498)        (227)         -           (12)         (50)
 Caemi Mineracao e Metalurgia S.A. (b)                               -         -            -          -             -            -
 California Steel Industries, Inc.                               1,486     (1422)         (95)         -             8          (23)
 Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO            307      (238)        (107)         -             -          (38)
 Companhia Ferroviaria do Nordeste S.A.                             19       (31)         (99)         -             -         (111)
 Companhia Hispano Brasileira de Pelotizacao - HISPANOBRAS         269      (223)           -         (8)          (13)          25
 Companhia Italo-Brasileira de Pelotizacao - ITABRASCO             246      (203)          (4)        (2)           (9)          28
 Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO               486      (423)         (63)         -           (14)         (14)
 Companhia Siderurgica de Tubarao - CST                          1,978     (1555)        (404)       (21)           64           62
 Ferrovia Centro - Atlantica S.A.                                  248      (239)        (227)         4             -         (214)
 Gulf Industrial Investment Co. - GIIC                             295      (258)          (7)         -             -           30
 Minas da Serra Geral S.A. - MSG                                    40       (24)          (4)         -             -           12
 Mineracao Rio do Norte S.A.                                       504      (222)         (15)         -           (23)         244
 Nova Era Silicon S.A.                                              58       (37)         (14)         -            (1)           6
 Salobo Metais Ltda.                                                 -         -            -          -             -            -
 Samarco Mineracao S.A.                                            764      (353)        (258)       (20)          (27)         106
 Valesul Aluminio S.A.                                             303      (214)         (30)        (2)          (14)          43
 Others                                                             11        (8)         (12)         -            (1)         (10)


50                                      CVRD



                                                                                                                       Attachment II

11.1 - Aluminum Area (Adjusted and Unaudited)                                                                           In Millions
------------------------------------------------------------------------------------------------------------------------------------
        Dados                                                             ALBRAS            ALUNORTE              (cont'd below)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  2001      2000      2001      2000      2001
                                                              --------  --------    ------    ------  --------
Quantity sold - external market                   MT (thousand)    317       351       819       795         -
Quantity sold - internal market                   MT (thousand)     15        15       721       801        16
                                                              --------  --------    ------    ------  --------
Quantity sold - total                             MT (thousand)    332       366     1,540     1,596        16
                                                              ========  ========    ======    ======  ========
Average sales price - external market                  US$    1,426.64  1,508.21    179.47    198.04         -
Average sales price - internal market                  US$    1,477.68  1,513.79    192.36    195.21  1,843.43
Average sales price - total                            US$    1,428.99  1,508.42    185.51    196.63  1,843.43

Long-term indebtedness, gross                          US$         450       536       425       451         -
Short-term indebtedness, gross                         US$         183       193        46        40         -
                                                              --------  --------    ------    ------  --------
Total indebtedness, gross                              US$         633       729       471       491         -
                                                              ========  ========    ======    ======  ========
Long-term indebtedness, net                            US$         450       536       425       437         -
Short-term indebtedness, net                           US$         141       160         -         -         -
                                                              --------  --------    ------    ------  --------
Total indebtedness, net                                US$         591       696       425       437         -
                                                              ========  ========    ======    ======  ========
Stockholders' equity                                    R$         223       191       526       430       827
                                                              ========  ========    ======    ======  ========
Net operating revenues                                  R$       1,095     1,007       687       590         2
Cost of products                                        R$        (646)     (584)     (498)     (415)        -
Other expenses/revenues                                 R$         (79)      (64)      (23)      (51)       11

Depreciation, amortization and depletion                R$          68        68        51        51         -
                                                              --------  --------    ------    ------  --------
EBITDA --------------------------------------->         R$         438       427       217       175        13

Depreciation, amortization and depletion                R$         (68)      (68)      (51)      (51)        -
                                                              --------  --------    ------    ------  --------
EBIT   --------------------------------------->         R$         370       359       166       124        13
Gain on investments accounted for by the equity method  R$           -         -         -         -       116
Non-operating result                                    R$          22        (2)        -         -         -
Net financial result                                    R$        (263)     (174)     (204)     (139)       16
                                                              --------  --------    ------    ------  --------
Income before income tax and social contribution        R$         129       183       (38)      (15)      145
Income tax and social contribution                      R$         (97)       61       (11)      (39)        1
                                                              --------  --------    ------    ------  --------
Net income                                              R$          32       224       (49)       24       146
                                                              ========  ========    ======    ======  ========
Property, plant and equipment in operation              R$         959       974       887       918         -
Inventories                                             R$         103       103       104        73         -
Accounts receivable                                     R$          38        46        77        69         -
Payable to suppliers and contractors                    R$         (67)      (97)     (106)      (70)        -

Salaries and social charges                             R$          (7)       (8)       (3)       (3)        -
                                                              --------  --------    ------    ------  --------
Capital employed ----------------------------->         R$       1,026     1,018       959       987         -
                                                              ========  ========    ======    ======  ========
ROCE after taxes                                                  26.6%     41.3%     16.2%     16.5%        -
                                                              --------  --------    ------    ------  --------
ROE                                                               14.3%    127.7%     (9.3%)     5.6%     17.7%
                                                              --------  --------    ------    ------  --------


                                    CVRD                                     51

                                                                                                              Attachment II (cont'd)

11.1 - Aluminum Area (Adjusted and Unaudited)                                                                           In Millions
------------------------------------------------------------------------------------------------------------------------------------
        Dados                                            ALUVALE                 MRN              VALESUL
------------------------------------------------------------------------------------------------------------------------------------
                                                            2000      2001      2000       2001      2000
                                                        --------    ------    ------   --------  --------
Quantity sold - external market                                -     3,413     3,991         23        30
Quantity sold - internal market                                3     7,539     7,251         53        56
                                                        --------    ------    ------   --------  --------
Quantity sold - total                                          3    10,952    11,242         76        86
                                                        ========    ======    ======   ========  ========

Average sales price - external market                   1,784.42     22.27     22.48   1,590.39  1,638.44
Average sales price - internal market                   2,285.67     20.36     20.30   1,662.01  2,070.21
Average sales price - total                             2,244.41     20.95     21.18   1,913.54  1,912.41

Long-term indebtedness, gross                                  -        22         1          2         3
Short-term indebtedness, gross                                 -         1         1          1        26
                                                        --------    ------    ------   --------  --------
Total indebtedness, gross                                      -        23         2          3        29
                                                        ========    ======    ======   ========  ========
Long-term indebtedness, net                                    -         -         -          2         3
Short-term indebtedness, net                                   -         -         -          2        26
                                                        --------    ------    ------   --------  --------
Total indebtedness, net                                        -         -         -          4        29
                                                        ========    ======    ======   ========  ========
Stockholders' equity                                         716       605       542        225       182
                                                        ========    ======    ======   ========  ========

Net operating revenues                                        18       504       399        303       271
Cost of products                                             (12)     (222)     (200)      (214)     (199)
Other expenses/revenues                                        1        (9)      (10)       (21)      (13)

Depreciation, amortization and depletion                       -        45        45         14        73
                                                        --------    ------    ------   --------  --------
EBITDA -------------------------------------->                 7       318       234         82       132

Depreciation, amortization and depletion                       -       (45)      (45)       (14)      (73)
                                                        --------    ------    ------   --------  --------
EBIT   -------------------------------------->                 7       273       189         68        59
Gain on investments accounted for by the equity method       258        (1)        2          -         -
Non-operating result                                           -         -        18         (2)        -
Net financial result                                          43        (8)        7         (9)       (3)
                                                        --------    ------    ------   --------  --------
Income before income tax and social contribution             308       264       216         57        56
Income tax and social contribution                            (9)      (20)      (30)       (14)      (15)
                                                        --------    ------    ------   --------  --------
Net income                                                   299       244       186         43        41
                                                        ========    ======    ======   ========  ========
Property, plant and equipment in operation                     -       425       394         94       103
Inventories                                                    -        19        21         75        60
Accounts receivable                                            -        83        41         29        50
Payable to suppliers and contractors                           -       (42)      (10)       (19)      (13)

Salaries and social charges                                    -        (6)       (3)        (3)       (2)
                                                        --------    ------    ------   --------  --------
Capital employed ----------------------------->                -       479       443        176       198
                                                        ========    ======    ======   ========  ========
ROCE after taxes                                               -      52.8%     35.9%      30.7%     22.2%
                                                        --------    ------    ------   --------  --------
ROE                                                         41.8%     40.3%     34.3%     191.1%     22.5%
                                                        --------    ------    ------   --------  --------

                                       CVRD                                   51


                                                                                                             Attachment II (cont'd)

11.2 - Pelletizing Affiliates (Adjusted and Unaudited)                                                                  In Millions
-----------------------------------------------------------------------------------------------------------------------------------
        Dados                                                        HISPANOBRAS           ITABRASCO            KOBRASCO
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  2001      2000      2001      2000      2001      2000      2001
                                                                ------    ------    ------    ------   -------    ------    ------
Quantity sold - external market                   MT (thousand)  1,218     1,443     2,247     2,804     2,135     3,682     2,311
Quantity sold - internal market - CVRD            MT (thousand)  2,390     2,490     1,040       682     2,049       733     4,541
Quantity sold - internal market - Others          MT (thousand)      -         -         -         -         -         -       141
                                                                ------    ------    ------    ------   -------    ------    ------
Quantity sold - total                             MT (thousand)  3,608     3,933     3,287     3,486     4,184     4,415     6,993
                                                                ======    ======    ======    ======   =======    ======    ======
Average sales price - external market                  US$       31.44     30.63     31.63     30.99     30.56     29.92     30.20
Average sales price - internal market                  US$       31.41     30.53     31.93     31.34     31.32     30.78     29.70
Average sales price - total                            US$       31.42     30.56     31.72     30.98     30.93     30.05     29.80

Long-term indebtedness, gross                          US$           -         -         -         -       129       126         4
Short-term indebtedness, gross                         US$           -         -         -         -         -         1         2
                                                                ------    ------    ------    ------   -------    ------    ------
Total indebtedness, gross                              US$           -         -         -         -       129       127         6
                                                                ======    ======    ======    ======   =======    ======    ======
Long-term indebtedness, net                            US$           -         -         -         -       129       122         7
Short-term indebtedness, net                           US$           -         -         -         -         -         -         -
                                                                ------    ------    ------    ------   -------    ------    ------
Total indebtedness, net                                US$           -         -         -         -       129       122         7
                                                                ======    ======    ======    ======   =======    ======    ======
Stockholders' equity                                    R$          80        68        58        45        14        51        83
                                                                ======    ======    ======    ======   =======    ======    ======

Net operating revenues                                  R$         269       224       246       198       307       241       483
Cost of products                                        R$        (223)     (186)     (203)     (171)     (238)     (189)     (423)
Other expenses/revenues                                 R$          (2)       (2)       (5)       (3)       (3)       (2)       (7)

Depreciation, amortization and depletion                R$          10         9         1         2         9         9        16
                                                                ------    ------    ------    ------   -------    ------    ------
EBITDA ------------------------------------>            R$          54        45        39        26        75        59        69
Depreciation, amortization and depletion                R$         (10)       (9)       (1)       (2)       (9)       (9)      (16)
                                                                ------    ------    ------    ------   -------    ------    ------
EBIT--------------------------------------->            R$          44        36        38        24        66        50        53
Other expenses - non cash                               R$           -         -         -         -       (38)        -       (45)
Gain on investments accounted for by the equity method  R$           -         -         -         -         1         2         -
Non-operating result                                    R$         (10)       (7)       (2)       (5)        -         -         -
Net financial result                                    R$           2         4         1         4       (67)      (44)       (7)
                                                                ------    ------    ------    ------   -------    ------    ------
Income before income tax and social contribution        R$          36        33        37        23       (38)        8         1
Income tax and social contribution                      R$         (11)      (12)       (9)       (9)        -        (2)      (15)
                                                                ------    ------    ------    ------   -------    ------    ------
Net income                                              R$          25        21        28        14       (38)        6       (14)
                                                                ======    ======    ======    ======   =======    ======    ======
Property, plant and equipment in operation              R$          29        36        10         8       211       217        47
Inventories                                             R$          21        13        14         9        17        13        54
Accounts receivable                                     R$          74        54        56        41        37        19        13
Payable to suppliers and contractors                    R$         (49)      (37)      (45)      (29)      (31)      (29)      (55)

Salaries and social charges                             R$           -         -         -         -         -         -         -
                                                                ------    ------    ------    ------   -------    ------    ------
Capital employed-------------------------->             R$          75        66        35        29       234       220        59
                                                                ======    ======    ======    ======   =======    ======    ======
ROCE after taxes                                                  44.0%     36.4%     82.9%     51.7%     28.2%     21.8%     64.4%
                                                                ------    ------    ------    ------   -------    ------    ------
ROE                                                               31.3%     30.9%     48.3%     31.1%   (271.4%)    11.8%    (16.9%)
                                                                ------    ------    ------    ------   -------    ------    ------


52                                      CVRD

                                                                                                             Attachment II (cont'd)

11.2 - Pelletizing Affiliates (Adjusted and Unaudited)                                                                 In Millions
-----------------------------------------------------------------------------------------------------------------------------------
        Dados                                               NIBRASCO              SAMARCO
-----------------------------------------------------------------------------------------------------------------------------------
                                                                2000       2001      2000
                                                              ------     ------    ------
Quantity sold - external market                                2,398     11,201    14,622
Quantity sold - internal market - CVRD                         6,197          -         -
Quantity sold - internal market - Others                         169          -         -
                                                              ------     ------    ------
Quantity sold - total                                          8,764     11,201    14,622
                                                              ======     ======    ======
Average sales price - external market                          29.52      29.70     29.40
Average sales price - internal market                          30.36          -         -
Average sales price - total                                    30.13      29.70     29.40

Long-term indebtedness, gross                                      6        110       146
Short-term indebtedness, gross                                     2        171       170
                                                              ------     ------    ------
Total indebtedness, gross                                          8        281       316
                                                              ======     ======    ======
Long-term indebtedness, net                                        -        110       146
Short-term indebtedness, net                                       -        167       170
                                                              ------     ------    ------
Total indebtedness, net                                            -        277       316
                                                              ======     ======    ======
Stockholders' equity                                             119        452       464
                                                              ======     ======    ======

Net operating revenues                                           478        764       756
Cost of products                                                (404)      (353)     (403)
Other expenses/revenues                                          (31)       (67)      (71)

Depreciation, amortization and depletion                          17         26        37
                                                              ------     ------    ------
EBITDA ------------------------------------------>                60        370       319
Depreciation, amortization and depletion                         (17)       (26)      (37)
                                                              ------     ------    ------
EBIT -------------------------------------------->                43        344       282
Other expenses - non cash                                          -        (32)      (81)
Gain on investments accounted for by the equity method             -         (2)      (14)
Non-operating result                                               -        (20)        2
Net financial result                                               5       (157)     (168)
                                                              ------     ------    ------
Income before income tax and social contribution                  48        133        21
Income tax and social contribution                               (14)       (27)      (10)
                                                              ------     ------    ------
Net income                                                        34        106        11
                                                              ======     ======    ======
Property, plant and equipment in operation                        60        832       831
Inventories                                                       18         91        60
Accounts receivable                                               49        166       185
Payable to suppliers and contractors                             (60)       (14)      (23)

Salaries and social charges                                        -        (10)      (17)
                                                              ------     ------    ------
Capital employed-------------------------------->                 67      1,065     1,036
                                                              ======     ======    ======
ROCE after taxes                                                43.3%     29.8%     26.3%
                                                              ------     ------    ------
ROE                                                             28.6%     23.5%      2.4%
                                                              ------     ------    ------


52                                      CVRD

12- OPINION OF INDEPENDENT ACCOUNTANTS

          (A free translation of the original opinion in Portuguese expressed on financial statements prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)




March 22, 2002

To the Board of Directors and
Companhia Vale do Rio Doce

1 We have audited the balance sheets of Companhia Vale do Rio Doce as of December 31, 2001 and 2000 and the corresponding statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended, and the consolidated balance sheets of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2001 and 2000 and the corresponding consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of certain subsidiaries, jointly-controlled companies and affiliates mentioned in Note 9.10, accounted for by the equity method, were carried out by other independent accountants and our opinion in regard to these investments, amounting to R$ 2,505 million (2000 - R$ 2,956 million) and the earnings therefrom of R$ 316 million (2000 - earnings of R$ 482 million), is based exclusively on the reports of these independent accountants.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based upon our audits and on the opinions of the other independent accountants, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2001 and 2000 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position, as well as the consolidated results of operations and the changes in consolidated financial position, for the years then ended, in conformity with the accounting principles prescribed by Brazilian Corporate Law.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows and of value added of Companhia Vale do Rio Doce and its subsidiaries and jointly - controlled companies and the labor and social indicators of Companhia Vale do Rio Doce are presented for purposes of additional information, and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ


Douglas H. Woods
Partner

Accountant CRC-SP-101.652/O-0-S-RJ


                                      CVRD                                   53

13- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER
    AND EXECUTIVE DIRECTORS

BOARD OF DIRECTORS                    Executive Director of Human Resources and
Luiz Tarquinio Sardinha Ferro         Corporate Services
Chairman                              Carla Grasso

Erik Persson                          Executive Director of the Iron Ore Area
                                      Armando Santos

Fabio de Oliveira Barbosa             Eduardo Marcos de Barros Faria
                                      Director of Commercialization

Francisco Valadares Povoa             Jayme Nicolato Correa
                                      Director of Iron Ore for the Northern
                                      System

Joao Moises Oliveira                  Joaquim Martino Ferreira
                                      Director of Pelletization and Metallurgy

Jose Marques de Lima                  Jose Francisco Martins Viveiros
                                      Director of Iron Ore for the Southern
                                      System

Octavio Lopes Castello Branco Neto    Marconi Tarbes Vianna
                                      Director of Manganese and Alloys

Renato da Cruz Gomes
                                      Executive Director of Logistics Area
                                      Guilherme Rodolfo Laager

Romeu do Nascimento Teixeira
                                      Elias David Nigri
                                      Director of Development and Shareholdings

AUDIT COMMITTEE
Claudia Torres Teixeira
                                      Executive Director of the Shareholdings
Eliseu Martins                        Area and Businesses Development and Acting
                                       Executive Director of Non-Ferrous Area
                                      Antonio Miguel Marques
Luiz Carlos Angelotti
                                      Antonio Carlos Varela
Marcos Fabio Coutinho                 Director of Pulp and Paper

Ronaldo Camillo                       Dalton Nose
                                      Director of Development

CHIEF EXECUTIVE OFFICER               Edward Dias da Silva
Roger Agnelli                         Director of Energy

Director of Legal Affairs             Helcio Roberto Martins Guerra
Paulo Francisco de Almeida Lopes      Director of Precious Metals

Executive Director of Control and     Paulo Eduardo Libanio
Planning and Acting Executive         Director of Basic Metals and Industrial
Director of Finance                   Minerals
Gabriel Stoliar

Otto de Souza Marques Junior
Director of Control of the
Corporate Center

                                      Eduardo de Carvalho Duarte
Tito Botelho Martins Junior           Chief Accountant
Director of Finance                   CRC-RJ 57439

                                      Otto de Souza Marques Junior
                                      Director of Control of the
                                      Corporate Center



54                                   CVRD